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As filed with the Securities and Exchange Commission on April 26, 2002

Registration No. 333-83354

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pinnacle Airlines Corp.

(Name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4512 (Primary Standard Industrial Classification Code Number)	03-0376558 (I.R.S. Employer Identification No.)
1689 Nonconnah Blvd. Suite 111 Memphis, Tennessee 38132 (901) 348-4100 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Curtis E. Sawyer 1689 Nonconnah Blvd. Suite 111 Memphis, Tennessee 38132 (901) 348-4100 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Wilson S. Neely, Esq. Simpson Thacher & Bartlett 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Michael L. Miller, Esq. Vice President, Law Northwest Airlines Corporation 2700 Lone Oak Parkway Eagan, Minnesota 55121 (612) 726-2111	Joel S. Klaperman, Esq. Shearman & Sterling 599 Lexington Avenue New York, New York 10022 (212) 848-4000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  / /

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued April 26, 2002

                            Shares

Pinnacle Airlines Corp.

COMMON STOCK

NWA Inc. is offering all of the shares of our common stock. We will not receive any of the proceeds of this offering. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $                  and $                  per share.

We have applied for quotation of the common stock on the Nasdaq National Market under the symbol "PNCL."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

PRICE $                    A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to NWA Inc.
Per Share	$	$	$
Total	$	$	$

NWA Inc. has granted the underwriters the right to purchase up to an additional              shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on              , 2002.

MORGAN STANLEY

            CREDIT SUISSE FIRST BOSTON

                          DEUTSCHE BANK SECURITIES

                                        J PMORGAN

                                        SALOMON SMITH BARNEY

                          , 2002

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. NWA Inc. is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

        Unless we indicate otherwise, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

        Until            , 2002 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

-i-

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including our financial statements and related notes appearing elsewhere in this prospectus, before deciding whether to purchase our common stock.

        References in this prospectus to the terms "we," "us" and "our" mean Pinnacle Airlines Corp., together with its only operating subsidiary, Pinnacle Airlines, Inc. When the context requires, we refer to these entities separately. References to "Northwest" mean Northwest Airlines, Inc. and references to NWA Inc., are to the selling stockholder in this offering. Northwest and NWA Inc. are subsidiaries of Northwest Airlines Corporation. In this prospectus, the term "block hours" refers to the elapsed time between an aircraft leaving a gate and arriving at a gate, and the term "cycle" refers to an aircraft's departure and corresponding arrival. "Available seat miles" represents the number of seats available for passengers, multiplied by the number of miles those seats are flown.

OUR COMPANY

Overview

        We are one of the fastest growing regional airlines in the United States based on year-over-year growth in available seat miles flown. In 2001, we had a 67.9% increase in available seat miles flown over 2000. According to Department of Transportation reported statistics, our on-time performance was among the best in the airline industry in 2001. We provide Northwest with regional airline capacity as a Northwest Airlink carrier at its domestic hub airports in Detroit, Minneapolis/St. Paul and Memphis. As of March 31, 2002, we offered scheduled passenger service operating 35 Bombardier Canadair Regional Jets, or CRJs, and 18 Saab 340 turboprops, with approximately 286 daily departures to 63 cities in 24 states. Northwest has agreed to increase our fleet to 83 CRJs by April 30, 2004 and plans to transfer the turboprops out of our fleet by December 31, 2002, giving us an all-regional jet fleet. As a result of the planned increase in our fleet size and expected changes in our route structure, we anticipate that our available seat miles will grow at a compounded annual rate of approximately 45% from 2001 through 2004.

  Complementary to Northwest's Operations

        We believe our operations are integral to Northwest's future growth and complement Northwest's operations by allowing more frequent service to selected markets than could be provided economically with conventional large jet aircraft. Our regional jets' operational capabilities allow us to service markets profitably that do not have enough passenger traffic to support Northwest's mainline jet service. Northwest has indicated its commitment to regional jets as part of its core strategy by placing firm orders on 129 CRJs, of which 83 have been committed to us, and acquiring options on an additional 175 CRJs.

  Focus on Regional Jets

        Our focus on regional jet aircraft is crucial to our growth. With the anticipated transfer of our turboprop aircraft out of our fleet by the end of 2002, we will become one of the first regional airlines in the United States to have a fleet consisting solely of regional jets, which offer a number of advantages over turboprop aircraft. We expect to use these regional jet aircraft out of the Northwest hubs in Detroit, Minneapolis/St. Paul and Memphis to begin service to new markets and to expand service in existing markets. We believe that our strong operational performance and cost-efficiency position us well to compete for the additional 221 CRJ aircraft that Northwest has on firm and option order and that Northwest has not yet committed to any regional airline. In the future, as another element of our growth strategy, we may seek opportunities to provide regional airline service to other major carriers.

  Our relationship with Northwest

        We have provided regional airline service exclusively to Northwest since Northwest Airlines Corporation acquired Pinnacle Airlines in April 1997. Since 1998, our available seat miles have grown at a compound annual growth rate of 28%. Northwest is the world's fourth largest air carrier as measured by

2000 revenue passenger miles. Northwest and its travel partners serve more than 750 cities in 120 countries on six continents. Northwest's domestic operations center around its hubs in Detroit, Minneapolis/St. Paul and Memphis, where, including our and other Northwest Airlink flights, it accounted for 79%, 81% and 78%, respectively, of each hub airport's daily departures in 2001.

        We derive substantially all of our revenues under an airline services agreement with Northwest, under which we operate flights on behalf of Northwest. Under the airline services agreement, we will receive the following types of payments from Northwest:

  •
  Reimbursement payments for all expenses relating to: aircraft fuel; basic aircraft rentals; liability, war risk and hull insurance; third-party deicing services; third-party CRJ engine and airframe maintenance; and hub facility rentals. Since Northwest pays us for the actual expenses we incur for these items, we have no financial risk associated with fluctuations in these costs. We expect that reimbursement payments, together with the associated margin payments described below, will account for approximately half of our revenues.
  •
  Payments based on pre-set rates in respect of each block hour and cycle we operate and in respect of fixed costs based on the size of our fleet. These payments are designed to cover all of our expenses incurred in respect of the airline services agreement that are not covered by the reimbursement payments. The substantial majority of these expenses relate to labor costs, passenger handling costs, landing fees, overhead and depreciation. We expect that the payments we will receive for block hours, cycles and fixed costs, together with the associated margin payments described below, will account for approximately half of our revenues.
  •
  Margin payments based on the revenues described above, calculated to achieve a target operating margin. The portion of any margin payments attributable to the reimbursement payments will always be equal to the targeted operating margin for the relevant period. However, since the payments based on pre-set rates are not based on the actual expenses we incur, if our expenses are not covered by these payments, our actual operating margin with respect to those payments could differ from our target operating margin.
  •
  Incentive payments, or offsetting penalties, based on certain performance criteria, such as completion, on-time performance, baggage handling and customer complaints. The amount of any incentive payments or penalties will be less than 2% of the total compensation that we will be entitled to receive under the airline services agreement.

Northwest controls the scheduling, pricing, reservations, ticketing and seat inventories for our flights and is entitled to all passenger and cargo revenues associated with the operation of our aircraft. The initial term of the airline services agreement is from March 1, 2002 through February 29, 2012.

        We believe this capacity purchase business model, in which a major airline buys the capacity of aircraft operated by a regional airline, is preferable to a revenue-sharing model, in which a regional airline and a major airline share the revenue from passengers who connect between the two carriers, because the capacity purchase model reduces our financial risk and enables us to focus on operating our business with the highest standards, while maximizing our efficiency. Additionally, our airline services agreement with Northwest contains several provisions that further reduce our financial risk, including:

  •
  Northwest compensates us in a manner designed to provide us with a target operating margin of 14% for the ten months ended December 31, 2002 and each fiscal year from 2003 through 2006.
  •
  Northwest guarantees us a minimum operating margin of 12% for those periods, excluding specified items such as employee compensation expenses exceeding standard industry wages and performance incentives and penalties.
  •
  Beginning in 2007, the rates for block hour, cycle and fixed cost payments will be reset based on our historical and expected operating costs. From 2008 until 2011, these rates will increase annually based on increases in the Producer Price Index published by the U.S. Department of Labor. In addition, the target operating margin will be reset to market in 2007, but the new target operating margin will be no lower than 10% and no higher than 14%. Beginning in 2007, there will be no minimum guaranteed operating margin.

  •
  Northwest has obtained long-term financing commitments from Bombardier for all of the regional jets that it has agreed to provide to us under the airline services agreement, eliminating the need for us to obtain financing with respect to these aircraft.

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Revenues" and "Business—Our Airline Services Agreement with Northwest" for more information.

        In connection with the airline services agreement and other operations, we will enter into several agreements with Northwest, including agreements under which we will sublease aircraft, spare engines and facilities and obtain services from Northwest necessary to provide it with regional airline services. Northwest will also provide us with a $50 million revolving credit facility. Additionally, in connection with the share exchange described below, we will issue to NWA Inc. a $150 million note and one share of Series A prefered stock, which will give it the right to appoint two members of our board of directors and will require us to obtain its approval before taking specified actions.

        Since we derive substantially all of our revenues and liquidity from Northwest, if our airline services agreement with Northwest is terminated, we could lose our only significant source of revenue, earnings and borrowing. Additionally, the airline services agreement places significant constraints on our ability to provide regional airline services to airlines other than Northwest.

  Strong Operational Performance

        Our current management team has led a comprehensive operational turnaround of our company since Northwest Airlines Corporation acquired us in April 1997. Management has focused on improving customer service, training and development, infrastructure and preventative maintenance and has established a company culture with clear goals. As a result of these efforts, our on-time arrival percentage improved to 90.2% for 2001 from 75.0% for 1997. In addition, our completion factor improved to 98.6% for 2001, excluding September, from 97.1% for 1997. According to Department of Transportation reported statistics, our on-time performance was among the best in the airline industry in 2001.

  Experienced Management Team

        Our senior management team, led by our CEO, Philip Trenary, has an average of 21 years of experience in the airline industry and has been with our company for an average of five years. Mr. Trenary received the Commuter & Regional Airline News' airline executive of the year award in 2000 and, together with his management team, received the Diamond Certificate of Excellence in Maintenance presented by the Federal Aviation Administration, or FAA, in 1999, 2000 and 2001.

Our Business Strategy

        Our goal is to position ourselves as a high-quality, cost-efficient regional airline and to grow our regional jet fleet, revenues, earnings and cash flow by seeking to:

  •
  Operate a modern, cost-efficient, all-regional jet aircraft fleet.  We intend to provide high-quality, cost-efficient, all-regional jet feed to Northwest and potentially to other airlines in the future. Passengers prefer regional jets to turboprops because they are faster, quieter and perceived to be more comfortable. In addition, we believe that by operating a single class of aircraft, we will achieve increased efficiency and cost savings in employee training and aircraft maintenance.
  •
  Maintain and expand our long-established relationship with Northwest.  We believe that our long-established relationship with Northwest will provide us with significant growth opportunities and that our operations are integral to Northwest's future growth. We intend to work closely with Northwest to expand service to existing markets, open new markets and offer convenient and frequent flights.

  •
  Capitalize on growing Detroit, Minneapolis/St. Paul and Memphis markets.  We believe that Northwest's substantial presence and the significant investments made to expand its three domestic hub airports provide us with opportunities to expand service to existing markets and to serve new markets from these hubs. Substantial expansions will be completed at all three of these airports in 2002, providing capacity for significant growth.
  •
  Pursue growth opportunities with other major airlines.  Beginning no later than May 2004, Pinnacle Airlines Corp. will be permitted to establish operations independent of Pinnacle Airlines, Inc. to provide regional airline services to airlines other than Northwest outside of Northwest's hubs, subject to limitations contained in the airline services agreement. We believe that by successfully implementing our strategy of being a high-quality, cost-efficient operator, we will be well positioned to develop opportunities to become a regional airline partner for other major airlines.
  •
  Promote employee participation and achievement.  We believe that our employees are our greatest asset and the cornerstone of exceptional reliability and customer service. Management has made a major commitment to employee training over the last four years. We also have a strong commitment to communication, providing numerous avenues for supplying our employees with ready access to the information that affects them.

        Before you invest in our common stock, you should be aware that there are various risks related to, among other things: our relationship with Northwest; our business and operations; our high levels of debt; competition in the airline industry; the effects of the recent terrorist attacks and weak domestic and international economic conditions on the airline industry; Northwest Airlines Corporation's ownership of our company prior to this offering; and the securities markets. For more information about these and other risks, please read "Risk Factors." You should carefully consider these risk factors together with all of the other information included in this prospectus.

        Pinnacle Airlines Corp. was incorporated in Delaware on January 10, 2002 for the sole purpose of becoming a holding company of Pinnacle Airlines, Inc. in connection with this offering. Pinnacle Airlines, Inc. (formerly Express Airlines I, Inc.), a Georgia corporation, was incorporated in 1985 and, since April 1, 1997, has been a wholly owned subsidiary of NWA Inc. As part of its ongoing review of its operations, Northwest Airlines Corporation has determined that this offering would enable both Northwest and Pinnacle Airlines, Inc. to focus on their core competencies as a major airline and a regional airline, respectively.

        Immediately prior to the consummation of this offering, NWA Inc. will transfer all of the outstanding stock of Pinnacle Airlines, Inc. to Pinnacle Airlines Corp. in exchange for             shares of common stock of Pinnacle Airlines Corp., which will constitute all of its outstanding common stock, and one share of Series A preferred stock of Pinnacle Airlines Corp. As further consideration, Pinnacle Airlines Corp. will also incur $150 million of debt represented by a note to be issued to NWA Inc. We refer to these transactions collectively as the share exchange. After the consummation of the share exchange and the completion of this offering, NWA Inc. will own            shares, or 13%, of Pinnacle Airlines Corp.'s outstanding common stock if the over-allotment option granted to the underwriters is not exercised. If the over-allotment option is exercised in full, NWA Inc. will not own any shares of our common stock.

        Our executive offices are located at 1689 Nonconnah Boulevard, Suite 111, Memphis, Tennessee 38132, telephone (901) 348-4100.

THE OFFERING

Common stock offered by NWA Inc.	shares
Common stock to be outstanding after this offering	shares
Common stock to be owned by NWA Inc. after this offering	NWA Inc. will own 13% of our common stock after this offering if the over-allotment option granted to the underwriters is not exercised, and no shares if the option is exercised in full.
Use of proceeds	We will not receive any of the proceeds from the sale of the shares in this offering. NWA Inc. will receive all net proceeds from this offering.
Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future.
Proposed Nasdaq National Market symbol	"PNCL"

        The number of shares of our common stock outstanding is based on the number of shares expected to be outstanding upon consummation of the share exchange. This number does not include             shares of common stock issuable upon exercise of options to be outstanding under our 2002 Stock Incentive Plan upon completion of this offering.

        Unless otherwise indicated, all information assumes no exercise by the underwriters of the over-allotment option to purchase up to                        additional shares of common stock from NWA Inc.

SUMMARY FINANCIAL DATA

        You should read this summary financial data together with the audited and unaudited financial statements and related notes, the unaudited pro forma condensed consolidated financial information and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. You should also read "Risk Factors—Risks Related to Our Business and Operations—Our historical financial results are not representative of our future results as a stand-alone entity."

        The following summary financial data for each of the three fiscal years in the period ended December 31, 2001 and as of December 31, 2000 and 2001 have been derived from the audited financial statements included elsewhere in this prospectus. The data for the three months periods ended March 31, 2001 and 2002 has been derived from unaudited financial statements. Our historical financial statements reflect our historical operation as a business unit of Northwest Airlines Corporation, providing regional airline service exclusively to Northwest without regard to our stand-alone profitability.

        We entered into our airline services agreement effective March 1, 2002. The unaudited pro forma, as adjusted statement of operations and other data for the year ended December 31, 2001 and the three months ended March 31, 2002 give effect to the terms of our airline services agreement with Northwest and the share exchange, including the issuance of a $150 million note to NWA Inc. at an assumed rate of 4.55%, as if these transactions had been entered into as of January 1, 2001 and January 1, 2002, respectively. The unaudited pro forma, as adjusted balance sheet data as of December 31, 2001 and March 31, 2002 give effect to our issuance of the $150 million note and the settlement of intercompany accounts with Northwest as if these transactions had been effected as of those dates. In connection with our entering into the airline services agreement, on March 29, 2002, we distributed as a dividend $4.4 million of spare engines and parts to NWA Inc. The unaudited pro forma, as adjusted statement of operations data for the year ended December 31, 2001 and the three months ended March 31, 2002 give effect to this dividend as of January 1, 2001 and January 1, 2002, respectively, and the unaudited pro forma as adjusted balance sheet data as of December 31, 2001 give effect to this dividend as of that date.

	Year Ended December 31,					Three Months Ended March 31,
				Pinnacle Airlines Corp.				Pinnacle Airlines Corp.
	Pinnacle Airlines, Inc.			Pro Forma, as Adjusted		Pinnacle Airlines, Inc.		Pro Forma, as Adjusted
	1999	2000	2001	2001		2001	2002	2002
	(in thousands, except share data)
Statement of Operations Data:
Operating revenues	$105,407	$131,923	$202,050	$246,461		$41,724	$66,343	$80,792
Operating expenses:
Salaries, wages and benefits	30,757	38,988	56,915	56,915		12,393	16,579	16,579
Aircraft fuel and taxes	9,566	12,597	22,588	22,588		4,295	7,291	7,291
Aircraft maintenance, materials and repairs	19,574	18,390	20,661	20,661		4,060	3,897	3,897
Depreciation and amortization	3,017	3,295	4,505	4,436		949	1,886	1,866
Other rentals and landing fees	5,069	5,648	8,548	8,500		1,670	2,705	2,697
Aircraft rentals	18,455	21,911	40,628	56,062		7,535	16,782	21,281
Other	12,482	16,533	31,232	42,212		5,999	10,647	14,003

Total operating expenses	98,920	117,362	185,077	211,374		36,901	59,787	67,614

Operating income	6,487	14,561	16,973	35,087		4,823	6,556	13,178
Nonoperating income (expense)	(323)	67	6,094	(314)		6	481	(1,225)

Income before income taxes	6,164	14,628	23,067	34,773		4,829	7.037	11,953
Income tax expense	2,501	5,366	8,821	13,297		2,108	2,530	4,297

Net income	$3,663	$9,262	$14,246	$21,476		$2,721	$4,507	$7,656

Cash dividends declared on common stock	$—	$—	$—	$—		$—	$—	$—

Basic and diluted net income per share	$39.82	$100.67	$154.85		$(1)	$29.58	$48.99		$(1)

Shares used in computing basic and diluted net income per share	92,000	92,000	92,000		(1)	92,000	92,000		(1)

(1)
Pro forma, as adjusted basic and diluted net income per share has been computed using the assumed number of shares of our common stock outstanding after this offering. These items do not include shares of our common stock issuable upon exercise of options to be outstanding under our 2002 Stock Incentive Plan upon completion of this offering.

	As of December 31,				As of March 31,
				Pinnacle Airlines Corp.		Pinnacle Airlines Corp.
	Pinnacle Airlines			Pro Forma, as Adjusted	Pinnacle Airlines, Inc	Pro Forma, as Adjusted
	1999	2000	2001	2001	2002	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,865	$8,232	$1,891	$16,361	$1,488	$16,817
Property and equipment, net	10,366	24,072	32,785	28,400	26,992	26,992
Total assets	50,731	64,156	92,250	77,604	93,315	80,342
Long-term debt, including current maturities	350	122	—	150,000	—	150,000
Stockholders' equity (deficit)	32,143	41,405	55,651	(98,734)	55,773	(94,227)
	Year Ended December 31,				Three Months Ended March 31,
				Pinnacle Airlines Corp.			Pinnacle Airlines Corp.
	Pinnacle Airlines			Pro Forma, as Adjusted	Pinnacle Airlines, Inc.		Pro Forma, as Adjusted
	1999	2000	2001	2001	2001	2002	2002
	(unaudited, except cash flow information)
Other Data:
Revenue passengers (in thousands)	1,147	1,378	2,031	2,031	383	564	564
Revenue passenger miles (in thousands)(1)	318,920	404,404	673,395	673,395	118,003	207,278	207,278
Available seat miles (in thousands)(2)	535,218	687,059	1,153,620	1,153,620	225,528	379,310	379,310
Passenger load factor(3)	59.6%	58.9%	58.4%	58.4%	52.3%	54.6%	54.6%
Operating revenue per available seat mile (in cents)	19.69	19.20	17.51	21.36	18.50	17.49	21.30
Operating cost per available seat mile (in cents)	18.48	17.08	16.04	18.32	16.36	15.76	17.83
Block hours
CRJs	—	10,889	58,584	58,584	8,165	25,064	25,064
Saabs	85,109	87,913	66,145	66,145	19,279	11,816	11,816
Cycles
CRJs	—	8,321	41,238	41,238	6,237	16,438	16,438
Saabs	68,106	66,881	47,570	47,570	14,259	8,216	8,216
Average daily utilization (block hours)
CRJs	—	9.31	8.22	8.22	7.56	7.98	7.98
Saabs	7.52	8.29	7.54	7.54	8.57	7.29	7.29
Average length of aircraft flight (miles)	238	262	318	318	280	337	337
Number of aircraft (end of period)
CRJs	—	9	30	30	12	35	35
Saabs	31	28	24	24	25	18	18
Employees at end of period	1,218	1,750	1,741	1,741	1,801	1,837	1,837
Net cash provided by (used in):
Operating activities (in thousands)	$11,321	$9,269	$(8,634)		$12,541	$(2,539)
Investing activities (in thousands)	(3,461)	(16,271)	(12,886)		(3,442)	(487)
Financing activities (in thousands)	(207)	4,369	15,179		1,507	2,623
EBITDA (in thousands)(4)	$9,540	$18,115	$27,456	$45,501	$5,775	$8,442	$15,044
EBITDAR (in thousands)(4)	$27,995	$40,026	$68,084	$101,563	$13,310	$25,224	$36,325

(1)
Revenue passenger miles represents the number of miles flown by revenue passengers in service.
(2)
Available seat miles represents the number of seats available for passengers multiplied by the number of miles the seats are flown.
(3)
Passenger load factor equals revenue passenger miles divided by available seat miles.
(4)
EBITDA represents net income plus the sum of interest expense, net of interest income, income tax expense (benefit) and depreciation and amortization. EBITDAR represents EBITDA plus aircraft rentals. Aircraft rentals represent a significant cash operating expense of our business. EBITDA and EBITDAR are presented as supplemental information because each is a widely accepted financial indicator of a company's ability to service debt and to fund capital expenditures. However, EBITDA and EBITDAR should not be considered in isolation, as a substitute for net income or cash flow data prepared in accordance with accounting principles generally accepted in the United States or as a measure of a company's profitability or liquidity. In addition, our calculations of EBITDA and EBITDAR may not be comparable to other similarly titled measures of other companies. Interest expense, net of interest income, was $0.4 million, $0.2 million, ($0.1 million) and $6.3 million for the years ended 1999, 2000, 2001 and 2001 on a pro forma as adjusted basis, respectively, and $0.0 million, ($0.5 million) and $1.2 million for the three month periods ended March 31, 2001, 2002 and 2002 on a pro forma as adjusted basis, respectively.

RISK FACTORS

        You should carefully consider the risks described below before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our New Airline Services Agreement with Northwest

        Since we derive substantially all of our revenues from Northwest, if our new airline services agreement with Northwest is terminated, we could lose our only significant source of revenue and earnings.

        We generate substantially all of our revenues under our airline services agreement with Northwest. As a result, if the agreement is terminated, we will have no significant source of revenue or earnings unless we are able to enter into satisfactory substitute arrangements. We may not be able to enter into substitute arrangements, and any such arrangements that we are able to enter into may be less favorable to us than our airline services agreement with Northwest.

        The initial term of the agreement expires on February 29, 2012, subject to renewal automatically for successive five-year periods unless Northwest gives us at least two years' advance notice of non-renewal prior to the end of any term. Northwest may also terminate the agreement at any time without notice for cause, which is defined as:

  •
  our failure to make any payment under any aircraft lease or sublease;

  •
  an event of default by us under any other term of any aircraft lease or sublease;

  •
  an event of default under any of our other agreements with Northwest;

  •
  our failure to maintain required insurance coverages;

  •
  our failure to comply with Northwest's inspection requirements;

  •
  our failure to operate more than 50% of our aircraft for more than seven consecutive days, or our failure to operate more than 25% of our aircraft for more than 21 consecutive days, other than as a result of (1) an FAA order grounding all commercial flights of all air carriers or grounding a specific aircraft type of all air carriers, (2) a scheduling action by Northwest or (3) Northwest's inability to perform its obligations under the airline services agreement as a result of a strike by Northwest employees;

  •
  suspension or revocation of our authority to operate as an airline by the FAA or DOT;

  •
  a change of control of our company;

  •
  (1) the commencement of operation by Pinnacle Airlines, Inc. or an affiliate of an aircraft type which causes Northwest to violate its collective bargaining agreement with its pilots or (2) operation by an affiliate of Pinnacle Airlines, Inc. of aircraft certificated as having more than the greater of (A) 44 seats and (B) the highest number of seats that a jet aircraft may have and still have one less seat than an aircraft defined as a "regional jet" under Northwest's collective bargaining agreement with its pilots; and

  •
  any replacement of the chief executive officer of either Pinnacle Airlines Corp. or Pinnacle Airlines, Inc. that is not approved by Northwest.

        Northwest may also terminate the agreement at any time upon bankruptcy of our company or a breach of any provision of the agreement by us that continues uncured for more than 30 days after we receive notice of the breach; provided that in the case of a non-monetary default, Northwest may not terminate the agreement if the default would take more than 30 days to cure and we are diligently attempting to cure the default.

        If Northwest terminates our airline services agreement for cause, we may lose our regional jet fleet, access to our airport facilities, as well as services Northwest provides to us.

        If Northwest terminates the airline services agreement for cause, it will have the right to terminate our leases and subleases with it for the regional jet aircraft covered by the agreement and take immediate possession of these aircraft. We currently sublease all of our regional jets from Northwest. In addition, all of the regional jets to be added to our fleet pursuant to the airline services agreement will be owned or leased by Northwest and then leased or subleased to us. If we lose these aircraft, our business, operations and ability to generate future revenue would be materially adversely affected.

        If the airline services agreement is terminated for cause, we would also likely lose access to all of the airport facilities (including maintenance facilities) and services (including ground handling services) that Northwest provides to us. Several of our airport facilities are leased from airport authorities by Northwest and subleased to us. In addition, Northwest has granted us rights to use its terminal facilities at each of its hub airports. Furthermore, upon termination of the airline services agreement for cause, Northwest can require us to sell or assign to it all facilities and inventories, including maintenance facilities, then owned or leased by us from third parties and used in connection with the services we provide to Northwest for an amount equal to the lesser of fair market value or depreciated book value of such assets and to assign, or use our best efforts to assign, to Northwest any agreements we have with third parties relating to Pinnacle Airlines, Inc.'s operations. As a result, in order to offer airline service after termination of our airline services agreement, we may have to replace these airport facilities, assets and services. We cannot assure you that we would be able to arrange such replacements or do so on satisfactory terms.

        In connection with the airline services agreement, Northwest also provides a number of important support services to us, including aircraft dispatch services and ground handling at some airports. Upon termination of the airline services agreement, we would either need to provide these services internally or contract with a third party for them. We may not be able to replace these services on a cost-effective or timely basis.

        Northwest may not grow our fleet beyond 83 CRJs, and any future growth from Northwest may be on less favorable terms.

        The airline services agreement does not guarantee the growth of our fleet beyond 83 CRJs. Northwest is permitted under the airline services agreement to add up to an additional 221 CRJs to our fleet on the same economic terms as the first 83 aircraft; however, Northwest may instead choose to offer to lease or sublease any additional CRJs to us on economic terms and with financing commitments that are less favorable to us than those contained in the airline services agreement. In the future, we may also agree to modifications to the airline services agreement that reduce certain benefits to us in order to obtain additional aircraft from Northwest. Additionally, even if Northwest chooses to expand our CRJ fleet to more than 83 aircraft, it will be allowed at any time to subsequently reduce the number of regional jets covered by the airline services agreement so long as our fleet is not reduced below 83 regional jets.

        The airline services agreement does not prohibit Northwest from using other regional airlines, which could limit Northwest's utilization of our fleet or limit our growth.

        The airline services agreement does not prohibit Northwest from contracting with other regional airlines to fly any aircraft, including regional jets and turboprops, in any market. Northwest currently has airline services agreements with Mesaba Airlines, under which Mesaba, operating as a Northwest Airlink carrier, provides Northwest with regional airline capacity at its hub airports in Detroit, Minneapolis/St. Paul and Memphis. Northwest has a 28% ownership interest in Mesaba which it will continue to hold after this offering. Mesaba currently operates Avro RJ85 regional jets and Saab turboprops. This relationship provided Northwest approximately 75% of its regional feed at its hubs on an available seat miles basis in 2001. Northwest may decide, rather than leasing or subleasing any additional CRJ aircraft to us, that it will lease or sublease the additional aircraft to another regional carrier, such as Mesaba, which would have a material adverse effect on our ability to grow.

        Provisions in our airline services agreement with Northwest may result in our earning lower operating margins than we have targeted or experiencing losses if some of our future costs are higher than expected.

        The payments we will receive from Northwest under our airline services agreement based on pre-set rates for block hours, cycles and fixed costs are not based on the actual expenses we will incur in our operations. However, the rates on which these payments are based were established to cover all of our expenses in respect of the airlines services agreement that are not directly reimbursed by Northwest. The substantial majority of expenses intended to be covered by block hours and cycles and fixed costs relate to labor costs, passenger handling costs, landing fees, overhead and depreciation.

        The airline services agreement also provides that we will earn an operating margin ranging from a floor of 12% to a ceiling of 16%, with a target annual operating margin of 14% for the ten months ended December 31, 2002 and each fiscal year from 2003 through 2006. Our annual operating margin could be less than the target operating margin of 14% for those periods if our actual costs that are intended to be covered by the pre-set rates above deviate from the expected costs used in developing those pre-set rates. Our annual operating margin for those periods could also be less than the 12% floor if we incur specified excluded costs, such as employee bonuses and incentives to the extent they exceed amounts used in calculating our pre-set rates, employee salary expenses in excess of standard industry wages, depreciation expense relating to significant capital expenditures in excess of $250,000 and deemed by Northwest to be inconsistent with the provision of regional airline services and penalties based on our failure to satisfy specified performance measures. These excluded costs may be substantial, and as a result, we could suffer losses under the agreement, and we may be unable to generate sufficient cash flow to pay our debts on time.

        Beginning in 2007, our target operating margin under the airline services agreement will likely be reduced, and our operating margin will not be subject to any guaranteed floor.

        The rates we will receive for our services under the airline services agreement will be reset in 2007 based on our historical and expected operating costs. In addition, the target operating margin will be reset to a market-based percentage, provided that it will be no lower than 10% and no higher than 14%. However, beginning in 2007, Northwest will not guarantee us a minimum operating margin. If the target operating margin is set to achieve less than a 14% target operating margin, our revenues and earnings will decrease beginning in 2007 unless we increase the level of regional airline services we provide.

        There are significant constraints on our ability to establish new operations to provide airline services to major airlines other than Northwest.

        The airline services agreement prevents us from providing regional airline services to any airline other than Northwest until May 1, 2004, at which time Pinnacle Airlines Corp. may provide airline services to other major airlines using aircraft certificated as having no more than the greater of (1) 44 seats and (2) the highest number of seats that a jet aircraft may have and still have one seat less than an aircraft defined as a "regional jet" under Northwest's collective bargaining agreement with its pilots. Additionally, the airline services agreement provides that we cannot use any of our officers, employees, facilities, equipment or aircraft that are used to provide regional airline services to Northwest in any such new operations (except that officers may begin planning these activities in May 2003) without the prior written consent of Northwest. As a result, in order to provide regional airline services to another airline, Pinnacle Airlines Corp. would have to establish new operations that would be entirely independent of Pinnacle Airlines, Inc.'s operations and could incur significant incremental costs in the process.

        During the term of our airline services agreement, Pinnacle Airlines, Inc. and any new operations we may establish are prohibited from flying under our or another carrier's flight designator code to or from

Northwest's hub airports without Northwest's prior written consent. Northwest's domestic hubs are currently located in Detroit, Minneapolis/St. Paul and Memphis, but will also be deemed to include any cities from which Northwest and Northwest Airlink carriers in the future have an average of more than 50 departures per day.

        In addition, if we establish new operations and enter into an airline services or other similar agreement with another major airline relating to regional airline services that is, in the aggregate, more favorable to the other party than Northwest's agreement is to Northwest, Northwest has the right to amend its agreement with us to be equally favorable to it. This "most favored nations" clause, as well as other provisions of the airline services agreement described elsewhere in this prospectus, may limit the economic benefit of entering into additional arrangements with other major airlines and could have a material adverse effect on our revenue, earnings, ability to repay our debt and our expected growth.

        Reduced utilization levels of our aircraft under the airline services agreement would reduce our revenues and earnings.

        Under the airline services agreement, most of our revenues from Northwest will be derived from our actual flights. A significant portion of the compensation that we receive from Northwest will be based on block hours, cycles and reimbursable expenses that we incur only when we fly. As a result, if Northwest reduces the utilization of our fleet, our revenues and profits would decrease. Northwest is solely responsible for scheduling our flights, but the airline services agreement does not require Northwest to meet any minimum utilization levels for our aircraft. For example, after September 11, 2001, many airlines significantly reduced their capacity. Northwest similarly reduced our scheduled capacity by approximately 20% on an available seat mile basis, as more fully described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—September 11, 2001 Terrorist Attacks." Northwest could decide to significantly reduce the utilization levels of our fleet in the future.

        Northwest's contract with its pilots may limit Northwest's ability to increase the number of aircraft we operate under the airline services agreement beyond the 83 CRJs committed to us.

        Northwest's collective bargaining agreement with its pilots' union, like similar agreements entered into by other major U.S. carriers, contains restrictions on Northwest's ability to contract with regional carriers to operate regional flights on its behalf based on the type and size of aircraft being used. While the agreement permits Northwest to utilize an unlimited number of aircraft certificated as having 44 or fewer seats, under some circumstances it restricts the number of larger regional aircraft (including 50-seat CRJ aircraft) that may be utilized by Northwest. The agreement becomes amendable on September 12, 2002, and any future collective bargaining agreement between Northwest and its pilots may contain additional restrictions. Any such restrictions may cause Northwest to limit the level of capacity it purchases from us, which would materially reduce our ability to grow.

  We are dependent on the services that Northwest provides to us.

        We currently use Northwest's systems, facilities and services to support a significant portion of our operations, including our information technology support, dispatching, fuel purchasing, ground handling services and some of our insurance coverage. If Northwest terminates our airline services agreement and no longer provides these services to us, we may not be able to replace them with services of comparable quality or on terms and conditions as favorable as those we receive from Northwest, or at all.

        The airline services agreement and other agreements between us and Northwest were not made on an arm's-length basis and may not be representative of future agreements we may enter into.

        The airline services agreement and the other contractual agreements we have with Northwest to provide us with various ongoing services were made in the context of our being a subsidiary of Northwest Airlines Corporation and were negotiated in the overall context of this offering. As a result of Northwest Airlines Corporation's control of us when these agreements were negotiated, the prices and other terms under these agreements may be different from the terms we might have obtained in arm's-length negotiations with unaffiliated third parties for similar services. Some of these terms may be more favorable to us than we would have been able to obtain otherwise. When we need to replace these agreements or add additional aircraft, we will be negotiating with Northwest or third parties on an arm's-length basis, and may not be able to replace these agreements or acquire aircraft on as favorable terms, or at all.

Risks Related to Our Business and Operations

        Since we are dependent upon Northwest for almost all of our revenues and liquidity needs, we may be adversely affected by a decrease in the financial or operational strength of Northwest.

        We are directly affected by the financial and operational strength of Northwest. Currently, almost all of our revenues come from Northwest. Northwest is also providing us with a $50 million revolving credit facility with a term of up to two years. If we do not receive payments owed to us under the airline services agreement or are unable to borrow funds from Northwest, we may not be able to obtain other sources of liquidity and, as a result, may not be able to pay our operating expenses.

        Any decrease in the financial or operational strength of Northwest could reduce Northwest's ability to make payments under the airline services agreement and provide loans to us. For example, in the event of a strike at Northwest, Northwest could have difficulty satisfying its obligations to us. Additionally, Northwest currently leases from third parties all of the CRJs and airport facilities it subleases to us. If Northwest were to declare bankruptcy or otherwise default under these leases, we could lose our right to continue operating these aircraft or to continue using these facilities. In that event, our ability to retain our aircraft and obtain airport facilities would depend on negotiations between us and the third-party lessors.

        In addition, any reductions in Northwest's market share or growth could result in Northwest electing to reduce its utilization of our aircraft or deciding not to increase our fleet beyond 83 CRJs. Northwest's business and financial performance is subject to a number of risks, including:

  •
  Northwest has substantial levels of indebtedness, which can create liquidity constraints and subject it to interest rate volatility;
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  Northwest has substantial commitments for capital expenditures for the acquisition of new aircraft;
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  Northwest has experienced significant operating losses;
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  fuel costs, which are highly volatile, constitute a significant portion of Northwest's operating expenses;
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  labor costs constitute a significant percentage of Northwest's total operating costs, and Northwest experiences competitive pressure to increase wages and benefits;
  •
  Northwest has experienced strikes by its employees;
  •
  the airline industry has experienced significant losses following the terrorist attacks of September 11, 2001;
  •
  the airline industry is highly competitive and subject to price discounting; and
  •
  Northwest, like other airlines, is subject to extensive regulatory requirements.

        Airline profit levels are highly sensitive to changes in fuel costs, fare levels and passenger demand. Passenger demand and fare levels are influenced by, among other things, domestic and international economic conditions, terrorist attacks, international events, airline capacity and pricing actions taken by carriers. Domestically, from 1990 to 1993, the weak U.S. economy, turbulent international events and extensive price discounting by carriers contributed to unprecedented losses for U.S. airlines. After 1993, the U.S. economy improved and excessive price discounting abated. The airline industry is currently experiencing a significant decline in traffic, particularly business traffic (which has a higher yield than leisure traffic), due to the effects of recent terrorist attacks and weak domestic and international economic conditions. These conditions have continued to negatively affect corporate travel and yields industry-wide in 2002.

        Northwest experienced a decline in both load factor (revenue passenger miles divided by available seat miles) and revenue per available seat mile during 2001, resulting in a decrease in system-wide passenger revenue per available seat mile of approximately 9.2% as compared to the prior year. For the year ended December 31, 2001 and the three months ended March 31, 2002, Northwest Airlines Corporation reported net losses of $423 million and $171 million, respectively, and operating losses of $868 million and $196 million, respectively. We anticipate that weak economic conditions, domestically and globally, will continue to put pressure on the airline industry and Northwest while those conditions continue.

        A strike at Northwest could prevent us from operating.

        Since approximately 75% of our passengers connect to or from Northwest flights, if Northwest experiences a strike that causes it to cease operations, we could be forced to cease or significantly reduce our operations. Northwest also provides us with a number of services that we need in order to operate, such as information technology support, dispatching and ground handling. If Northwest were to cease operations, it may not be able to provide these services to us. Since our revenues and operating profits are dependent on our level of flight operations, a strike at Northwest could adversely affect our financial condition during the strike.

        Northwest has experienced strikes by its employees in the past. On August 28, 1998, Northwest ceased its flight operations as a result of a strike by its pilots represented by the Air Line Pilots Association, International. The cessation of flight operations lasted 18 days and we ceased our own operations during that period. Northwest's current collective bargaining agreement with its pilots becomes amendable on September 12, 2002. Northwest could experience strikes that require it and us to cease operations again in the future.

        We may experience difficulty finding, training and retaining employees, which may interfere with our expansion plans.

        Our business is labor-intensive. We require large numbers of pilots, flight attendants, mechanics and other personnel. We anticipate that our expansion plans will require us to locate, hire, train and retain a significant number of new employees over the next several years. If we are unable to hire and retain qualified employees at a reasonable cost, we may be unable to complete our expansion plans, which could adversely affect our operating results and our financial condition.

        The airline industry has in the past experienced, and may again in the future experience, a shortage of qualified personnel, specifically pilots and mechanics. In addition, as is common with most of our competitors, we face considerable turnover of our employees. Our pilots often leave to work for major airlines, which generally offer higher salaries than regional airlines are able to offer. We may not be able to locate, hire, train and retain the qualified employees that we need to carry out our expansion plans or replace departing employees.

        Strikes or labor disputes with our employees may adversely affect our ability to conduct our business and could result in the termination of the airline services agreement or in significant reductions in the benefits of the agreement to us.

        If we are unable to reach agreement with any of our unionized work groups on the terms of their collective bargaining agreements, we may be subject to work interruptions or stoppages. Work stoppages may adversely affect our ability to conduct our operations and fulfill our obligations under the airline services agreement. Under the airline services agreement, adverse consequences could result from a strike or a work stoppage. Upon the occurrence of a strike or other labor disruption that causes us to fail to operate more than 50% of our aircraft for more than seven consecutive days or more than 25% of our aircraft for more than 21 consecutive days, the airline services agreement provides that Northwest will have the right to:

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  terminate the airlines services agreement, which would immediately terminate the leases and subleases for all of our CRJs; and

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  prior to electing to terminate the airline services agreement, immediately terminate the subleases for up to 33 of our CRJs, and, if the strike continues for more than 45 days, terminate the leases or subleases for all but 50 of our CRJs.

        Our industry has been subject to a number of strikes that would have triggered the provisions described above if we had been a party to the strikes. For example, Comair, a regional carrier affiliated with Delta Air Lines, was in negotiations with the Air Line Pilots Association, the union that represents Comair's pilots (as well as our pilots), regarding a new collective bargaining agreement to replace the existing pilot contract that became amendable in June 1998. After an agreement could not be reached, Comair pilots began a strike on March 26, 2001, which continued until June 22, 2001.

        Increases in our labor costs, which constitute a substantial portion of our total operating costs, may directly impact our earnings.

        Labor costs constitute a significant percentage of our total operating costs. For example, during the three months ended March 31, 2002, our labor costs constituted approximately 28% of our total operating costs. Under our airline services agreement with Northwest, our block hour, cycle and fixed cost rates contemplate labor costs that increase at a market rate through 2006. Although the airline services agreement generally provides for adjustments to the payments we receive under the agreement to maintain our operating margin between 12% and 16% for the ten months ended December 31, 2002 and each fiscal year from 2003 through 2006, adjustments will not be made with respect to labor cost increases exceeding standard industry wages. As a result, an increase in our labor costs over standard industry wages could result in a material reduction in our earnings. Any new collective bargaining agreements entered into by other regional carriers may also result in higher industry wages and increased pressure on our company to increase the wages and benefits of our employees.

        We have entered into collective bargaining agreements with our pilots and flight attendants, which are amendable in 2005 and 2006, respectively. Our other employees are not covered by collective bargaining agreements. However, on April 25, 2002, the National Mediation Board notified us that the Paper, Allied Industrial, Chemical and Energy Workers International Union had commenced proceedings with it seeking a representation election for our ramp and customer service employees. Future agreements with our employees' unions may be on terms that are not economically as attractive as our current agreements or comparable to agreements entered into by our competitors. Any future agreements may increase our labor costs or otherwise adversely affect us. Additionally, we cannot assure you that the compensation rates that we have assumed will correctly reflect the market for our non-union employees, or that there will not be future unionization of our currently non-unionized groups which could adversely affect our costs.

        Our historical financial results are not representative of our future results as a stand-alone entity.

        We have historically been operated as a business unit of Northwest Airlines Corporation providing regional airline service to Northwest. Prior to March 1, 2002 our operations were designed to increase Northwest's overall system revenue rather than to maximize our stand-alone profitability. As a result, the historical financial information we have included in this prospectus does not reflect what our financial position, results of operations and cash flows would have been had we been a stand-alone entity during the periods presented or what our future results will be under the airline services agreement. In addition, the pro forma information included in this prospectus has been provided for illustrative purposes only and is not necessarily indicative of our future financial performance under the airline services agreement.

  We are highly leveraged, which could hurt our ability to meet our strategic goals.

        On a pro forma basis, after giving effect to the share exchange, including issuance by us of the $150 million note to NWA Inc., as of March 31, 2002, we had a stockholders' deficit of $94.2 million and our debt accounted for 257% of our total capitalization. As of March 31, 2002 on this same pro forma basis, maturities of our long-term debt would have been $20 million in each year from 2002 through 2005, and $70 million in 2006 all of which are attributable to our note payable to NWA Inc.

        Our high degree of leverage could:

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  limit our ability to obtain additional financing to support capital expansion plans and for working capital and other purposes;

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  divert substantial cash flow from our operations and expansion plans in order to service our debt;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

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  place us at a possible competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources.

        We cannot assure you that we will be able to generate sufficient cash flow from our operations to pay our debt obligations as they become due, and our failure to do so could harm our business. Additionally, if we do not make timely payments on the NWA Inc. note, Northwest can reduce its payments to us under the airline services agreement to the extent necessary to set off our obligations to NWA Inc. If we are unable to make payments on our debt, we could be forced to renegotiate those obligations or obtain additional equity or debt financing. To the extent we finance our activities with additional debt, we may become subject to financial and other covenants that may restrict our ability to pursue our growth strategy.

        We will not receive any proceeds from this offering.

        All of the shares of common stock in this offering are being offered by NWA Inc., and NWA Inc. will receive all of the proceeds from this offering. As a result, this offering will not provide us with additional liquidity or enable us to reduce our leverage.

        Our revolving credit facility with Northwest contains covenants that may limit our operations.

        In connection with this offering, we intend to enter into a $50 million revolving credit facility to be provided by Northwest. The revolving credit facility contains a number of restrictive covenants applicable to us, including limitations on the incurrence of debt, liens, the making of distributions and other transactions. Furthermore, Pinnacle Airlines Corp., the guarantor under the revolving credit facility, will be prohibited from establishing operations independent of Pinnacle Airlines, Inc. for so long as the facility is in place. We are required to use our reasonable best efforts to obtain a replacement credit facility with a third party within 90 days of this offering; however, we may not be able to obtain replacement financing on attractive commercial terms, or at all.

        Our quarterly results of operations will fluctuate.

        The payments we will receive under the airline services agreement are designed to provide us with a target operating margin on an annual basis. However, our quarterly operating margin could differ from the target margin based on a variety of factors, including the timing of capital expenditures and changes in operating expenses, such as personnel and maintenance costs over the course of a fiscal year.

        Due to these factors, our quarterly operating results and quarter-to-quarter comparisons of our operating results may not be good indicators of our annual financial performance. In addition, it is possible that in any quarter our operating results could be below the expectations of investors and any published reports or analyses. In that event, the price of our common stock could decline, perhaps substantially.

        Neither we nor Northwest may be able to obtain the facilities or gates necessary to achieve our current expansion plans.

        Northwest has committed to increase the number of aircraft we operate on its behalf to a minimum of 83 CRJs, and, at Northwest's option, up to a total of 304 CRJs. We will require additional ground and maintenance facilities, including gates and support equipment, to operate any additional aircraft. At many of the airports we serve under the airline services agreement, Northwest either subleases to us the airport facilities or provides us with ground handling services at gates leased by it. Due to the limited supply of airport facilities at some airports, we or Northwest may not be able to obtain the facilities and gates required for our proposed expansion on a timely basis. The failure to obtain these facilities and gates could materially adversely affect our operating results and our financial condition.

        We may be unable to obtain all of the aircraft, engines, parts or related maintenance and support services we require from Bombardier, Saab or General Electric, which could have a material adverse impact on our business.

        We are dependent on Bombardier as the sole manufacturer of all of our regional jets. Any significant disruption or delay in the expected delivery schedule of our regional jet fleet would affect our overall operations and could have a material adverse impact on our operating results and our financial condition. In March 2002, Bombardier aerospace workers represented by the International Association of Machinists and Aerospace Workers of the Quebec Workers Federation voted in favor of a strike against Bombardier in connection with negotiations over a new union contract, and since April 15, 2002 have been engaged in a strike affecting three plants, including a plant where Bombardier assembles CRJs. On April 22, 2002, the government of Quebec appointed an arbitrator to resolve the dispute. A prolonged strike by Bombardier's aerospace workers or a significant delay in Bombardier's production schedule as a result of labor matters could disrupt the delivery of CRJs to us, which would adversely affect the planned growth of our fleet.

        Our operations could also be materially and adversely affected by the failure or inability of Bombardier to provide sufficient parts or related maintenance and support services to us on a timely basis or the interruption of our flight operation as a result of unscheduled or unanticipated maintenance requirements for our aircraft. In addition, the issuance of FAA directives restricting or prohibiting the use of Bombardier aircraft types operated by us would have a material adverse effect on our business and operations.

        We are also dependent on Saab as the manufacturer of our fleet of our turboprop aircraft for parts and service throughout the operational life of our turboprop fleet, which we expect to retain through 2002. Saab no longer manufactures aircraft, but it has committed to continue supplying parts, engineering and other services to us. We are also dependent on General Electric as the manufacturer of engines on our aircraft. General Electric also provides parts, repair and overhaul services, and other types of support services on our engines. The failure or inability of Saab or General Electric to provide sufficient parts or related support services on a timely or economically reasonable basis, or the interruption of our flight operations, as a result of unscheduled or unanticipated maintenance requirements for our aircraft could materially adversely affect our operations.

Risks Associated with the Airline Industry

        Recent terrorist attacks seriously harmed our business and may harm our business in the future.

        The terrorist attacks of September 11, 2001 and their aftermath have negatively impacted the airline industry and us as well. The primary effects experienced by the airline industry included:

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  substantial loss of revenue and flight disruption costs caused by the grounding of all commercial air traffic in or headed to the United States by the FAA for about three days after the terrorist attacks;
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  increased security and insurance costs;
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  increased concerns about future terrorist attacks;

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  airport shutdowns and flight cancellations and delays due to security breaches and perceived safety threats; and
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  significantly reduced passenger traffic and yields due to the subsequent dramatic drop in demand for air travel.

        In recent months, demand for air travel has increased but has not yet returned to pre-September 11 levels. Most U.S. airlines have significantly reduced their flight schedules and furloughed employees. As a result, the airline industry suffered unprecedented financial losses in 2001.

        Given the magnitude and unprecedented nature of the September 11 terrorist attacks, it is uncertain what the long-term impact of these events will be on the airline industry in general and on us in particular. Additional terrorist attacks, the fear of such attacks or increased hostilities could further negatively impact the airline industry and us. For a more detailed discussion, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—September 11, 2001 Terrorist Attacks."

        In addition, as a result of the terrorist attacks or other related world events, certain aviation insurance could become unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of coverage required under the airline services agreement, our other contractual agreements or applicable government regulations. Failure to obtain or maintain appropriate levels of insurance could adversely affect our business.

        Increased competition in the airline industry could reduce Northwest's need to utilize our services and limit Northwest's desire to expand its relationship with us.

        The airline industry is highly competitive. Northwest competes with other major carriers as well as low fare airlines on its routes, including the routes we fly. Some of these airlines are larger and have significantly greater financial and other resources than Northwest. Competitors could rapidly enter markets we serve for Northwest and quickly discount fares, which could lessen the economic benefit of our regional jet operations to Northwest.

        In addition to traditional competition among airlines, the industry faces competition from ground transportation alternatives. Video teleconferencing and other methods of electronic communication have also added a new dimension of competition to the industry as businesses and leisure travelers seek substitutes for air travel.

        Changes in government regulation imposing additional requirements and restrictions on our operations could increase our operating costs and result in service delays and disruptions.

        Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, Congress has passed laws, and the DOT and FAA have issued regulations relating to the operation of airlines that have required significant expenditures. For example, on November 19, 2001, the President signed into law the Aviation and Transportation Security Act, or the Aviation Security Act. This law federalizes substantially all aspects of civil aviation security and requires, among other things, the implementation of some security measures by airlines and airports, such as the requirement that all passenger checked bags be screened for explosives. Funding for airline and airport security under the law is provided in part by a passenger security fee of $2.50 per U.S. enplanement (up to $10.00 per round trip). An additional air carrier security fee may also be imposed under the law. Implementation of the requirements of the Aviation Security Act will result in increased costs for our passengers and us. We are continuing to assess the impact of the implementation of this new regulation on us. However, we cannot assure you at this time that we will meet all requirements under the Aviation Security Act on a timely basis.

        In addition to increased costs, the security measures required to be implemented under the Aviation Security Act as well as additional security measures issued by the FAA have resulted in a longer check-in process for passengers and caused delays and disruptions in airline service, which has led to customer frustration and reduced demand for air travel.

        Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs, which could result in Northwest scheduling fewer flights for our company. These and other laws or regulations enacted in the future may harm our business.

        We may be affected by factors beyond our control, including weather conditions and increased security measures.

        Like other airlines, we are subject to delays caused by factors beyond our control, such as aircraft congestion at airports, adverse weather conditions and increased security measures. During periods of fog, storms or other adverse weather conditions or air traffic control problems, flights may be cancelled or significantly delayed. To the extent that we reduce the number of our flights for these reasons, our revenues, and hence our profits, will be reduced.

Risks Related to the Securities Markets and Ownership of Our Common Stock

        The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, our stock price may be volatile.

        Prior to this offering, NWA Inc. held all of our outstanding common stock, and, therefore, there has been no public market for our common stock. We expect that our common stock will be quoted on the Nasdaq National Market; however, we cannot assure you that our common stock will be actively traded on that market after this offering. The initial public offering price of our common stock will be determined by negotiations among representatives of NWA Inc., us and the underwriters based on numerous factors that we discuss in the "Underwriters" section of this prospectus. This price may not be indicative of the market price for our common stock after this initial public offering. The market price of our common stock could be subject to significant fluctuations after this offering, and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. Among the factors that could affect our stock price are:

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  our operating and financial performance and prospects and those of Northwest;
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  quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenue;
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  changes in revenue or earnings estimates or publication of research reports by financial analysts;
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  speculation in the press or investment community;
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  strategic actions by us or our competitors, such as acquisitions or restructurings;
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  sales of our common stock or other actions by investors with significant shareholdings;
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  general market conditions; and
  •
  domestic and international economic, legal, political and regulatory factors unrelated to our performance.

        The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

        Provisions in our Series A preferred stock, our charter documents, Delaware law, our stockholder rights plan and our airline services agreement will inhibit an acquisition of our company, which could adversely affect the value of our common stock.

        In connection with this offering, we will issue to NWA Inc. one share of our Series A preferred stock, which will give NWA Inc., during the term of the airline services agreement, the right to appoint two directors to our board of directors. In addition, the following actions will require the affirmative vote of NWA Inc., as the holder of the Series A preferred stock in order to:

  •
  enter into business combinations and change of control transactions with a third party;
  •
  make dividends or distributions of substantially all of our assets;
  •
  effect reorganizations and restructuring transactions;
  •
  acquire airline assets that generate annual revenues of $500 million or more;
  •
  increase the size of our board of directors;
  •
  agree to allow a major airline other than Northwest to appoint more than one director to our board; or
  •
  enter into any definitive agreements relating to the foregoing matters.

        Additionally, our certificate of incorporation and bylaws, as well as Delaware corporation law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions include, for example:

  •
  authorizing the issuance of preferred and common stock, the terms of which may be determined at the sole discretion of the board of directors;
  •
  establishing advance notice requirements for nomination for election to the board of directors or for proposing matters that can be acted on by stockholders at meetings;
  •
  establishing limitations on removal of our directors;
  •
  providing that special meetings of stockholders may be called only by the Chairman of our board of directors;
  •
  establishing a classified board; and
  •
  establishing limitations on the amendment of our certificate of incorporation and bylaws.

        In addition, our stockholder rights plan is designed to inhibit acquisitions of more than 19% of our common stock without the approval of our board of directors. Our certificate of incorporation provides that the stockholder rights plan cannot be amended or terminated without the affirmative vote of NWA Inc.

        Furthermore, the terms of our airline services agreement significantly restrict us in the same manner as the Series A preferred stock with respect to business combinations, asset dispositions and other change of control events.

        All of the foregoing provisions would apply even if the change may be considered beneficial by some of our stockholders. If a change of control or change in management is delayed or prevented by these provisions, the market price of our common stock could decline.

        Some of our directors may have potential conflicts of interest because of their relationships with Northwest and we have renounced any interest in business opportunities presented to Northwest from any source other than us.

        Some of our directors and executive officers own Northwest Airlines Corporation common stock and participate in incentive compensation programs of Northwest Airlines Corporation. In addition, two of our directors are also executive officers of Northwest Airlines Corporation and Northwest. These relationships could create, or appear to create, potential conflicts of interest when these directors are faced with decisions that could have different implications for Northwest and its affiliates than they do for us. These directors will owe fiduciary duties to the stockholders of each company and may have conflicts of interest in matters involving or affecting us and Northwest.

        Additionally, under our certificate of incorporation, we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunities presented to Northwest or any of its affiliates from any source other than us. Therefore, if Northwest becomes aware of a potential transaction that may be a corporate opportunity for both Northwest and us, Northwest will have no duty to communicate or present this corporate opportunity to us. As a result, our directors appointed by Northwest will not be deemed to have breached any fiduciary duty if they refer a potential opportunity to Northwest instead of us, or if Northwest pursues or acquires a corporate opportunity for itself, directs a corporate opportunity to another person or fails to communicate information regarding a corporate opportunity to us.

  Our charter documents include provisions limiting voting by foreign owners.

        Our certificate of incorporation provides that no shares of capital stock may be voted by or at the direction of persons who are not citizens of the United States unless the shares are registered on a separate stock record. Our bylaws further provide that no shares will be registered on this separate stock record if the amount so registered would exceed applicable foreign ownership restrictions. U.S. law currently requires that no more than 25% of the voting stock of our company (or any other domestic airline) may be owned directly or indirectly by persons who are not citizens of the United States.

        If we or NWA Inc. sells additional shares of our common stock after the offering, the market price of our common stock could decline.

        The market price of our common stock could decline as a result of sales by us of a large number of shares of common stock in the market after expiration of the lock-up period described below or the perception that such sales could occur. In addition, if the over-allotment option is not exercised in full, NWA Inc. may own up to                        shares, or 13%, of our outstanding common stock after this offering, and NWA Inc. may seek to sell these shares after expiration of the lock-up period described below. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

        We, NWA Inc., our directors and executive officers and purchasers of shares under the directed share program have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Morgan Stanley. After the expiration of this period, if the over-allotment option is not exercised in full, a substantial number of additional shares could become available for sale to the public. We have granted registration rights to NWA Inc. to register any shares of our common stock owned by it beginning 180 days after the date of this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements." You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "intend," "expect," "estimate," "potential," "plan," "forecast" and other similar words. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements.

        The forward-looking statements in this prospectus reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. It is not reasonably possible to itemize all of the factors and events that could affect the outlook of an airline operating in the current industry and economic environment. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include those listed in the "Risk Factors" section of this prospectus.

        In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this prospectus might not occur or might occur to a materially different extent or at a materially different time than described in this prospectus. We caution you not to rely unduly on any forward-looking statements when evaluating the information in this prospectus. Except as required by law, we undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        All of the shares of common stock in this offering are being offered by NWA Inc. Therefore, we will not receive any proceeds from this offering.

DIVIDEND POLICY

        We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Instead, we intend to retain our earnings, if any, to finance our business and to use them for general corporate purposes. Our board of directors has the authority to declare and pay dividends on the common stock, in its discretion, as long as there are funds legally available to do so. Any determination to pay dividends will depend on then existing conditions, including our financial condition, results of operations, contractual and other relevant legal restrictions and other factors our board deems relevant.

CAPITALIZATION

        The following table sets forth as of March 31, 2002 (1) the cash and cash equivalents and the actual capitalization of Pinnacle Airlines, Inc. and (2) our cash and cash equivalents and capitalization on a pro forma, as adjusted basis to reflect the share exchange and the settlement of intercompany accounts with Northwest that will occur immediately prior to the closing of this offering. In connection with the share exchange, NWA Inc. will receive from Pinnacle Airlines Corp.           shares of its common stock, one share of its Series A preferred stock and a $150 million note in exchange for all of the issued and outstanding shares of Pinnacle Airlines, Inc.

        You should read the information below in conjunction with "Selected Condensed Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

	March 31, 2002
	Pinnacle Airlines, Inc. Actual	Pinnacle Airlines Corp. Pro Forma, as Adjusted
	(in thousands)
Cash and cash equivalents	$1,488	$16,817

Revolving credit facility(1)	$4,245	$4,245
NWA Inc. note(2)	—	150,000

Total debt	4,245	154,245
Stockholders' equity (deficit):
Common stock, par value $0.01 per share; 200,000 shares authorized actual, shares authorized pro forma, as adjusted; 92,000 shares issued and outstanding actual, shares issued and outstanding pro forma, as adjusted(3)	1
Series A preferred stock, par value $0.01 per share; one share authorized, issued and outstanding (pro forma, as adjusted)	—	—
Additional paid-in capital	35,191	—
Retained earnings (deficit)	20,581

Total stockholders' equity (deficit)	55,773	(94,227)

Total capitalization	$60,018	$60,018

(1)
Upon consummation of this offering, borrowings under our existing $5 million credit facility will be refinanced through borrowings under our new revolving credit facility with Northwest that will provide for maximum aggregate borrowings of $50 million.

(2)
We will issue a $150 million note to NWA Inc. as partial consideration for the shares of Pinnacle Airlines, Inc. common stock that we will receive from NWA Inc. in the share exchange. We will make quarterly principal payments on the note equal to $5 million, as well as monthly principal payments to the extent that our cash and cash equivalents exceed $40 million at the end of each month. The note will mature on the fifth anniversary of its issuance, unless previously repaid.

(3)
Does not include            shares of our common stock issuable upon exercise of options to be outstanding under our 2002 Stock Incentive Plan upon completion of this offering. We have reserved            shares of our common stock for issuance under the plan.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated financial information is derived from the application of pro forma adjustments to our historical financial information. The pro forma, as adjusted, condensed consolidated statement of operations data for the year ended December 31, 2001 and for the three months ended March 31, 2002 give effect to our airline services agreement with Northwest, the share exchange, including the issuance of the $150 million note to NWA Inc., and a dividend of spare engines and parts to NWA Inc., as if these transactions had been entered into as of January 1, 2001 and January 1, 2002, respectively.

        The pro forma, as adjusted balance sheet data as of December 31, 2001 give effect to the note and the dividend of spare engines and parts to NWA Inc., and the settlement of intercompany accounts with Northwest as if these transactions had occurred as of that date. The pro forma, as adjusted balance sheet data as of March 31, 2002 give effect to the note and the settlement of intercompany accounts with Northwest as if these transactions had occurred as of that date.

        The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of what our operating results or financial position would have been if the airline services agreement had been modified at the assumed dates, nor is it necessarily indicative of our future results of operations.

        The unaudited pro forma condensed consolidated financial information should be read in conjunction with our audited historical financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other information about our company included elsewhere in this prospectus.

	Year Ended December 31, 2001
	Pinnacle Airlines, Inc.				Pinnacle Airlines Corp.
	Actual	Airline Services Agreement Adjustments		Pro Forma	Share Exchange Adjustments		Pro Forma, as Adjusted
	(in thousands, except share data)
Statement of Operations Data:
Operating revenues	$202,050	$44,411	(1)	$246,461	$—		$246,461
Operating expenses:
Salaries, wages and benefits	56,915	—		56,915	—		56,915
Aircraft fuel and taxes	22,588	—		22,588	—		22,588
Aircraft maintenance, materials and repairs	20,661	—		20,661	—		20,661
Depreciation and amortization	4,505	(69	)(2)	4,436	—		4,436
Other rentals and landing fees	8,548	(48	)(3)	8,500	—		8,500
Aircraft rentals	40,628	15,434	(4)	56,062	—		56,062
Other	31,232	10,980	(5)	42,212	—		42,212

Total operating expenses	185,077	26,297		211,374	—		211,374
Operating income	16,973	18,114		35,087	—		35,087
Nonoperating income (expense)	6,094	—	(6)	6,094	(6,408	)(7)	(314)

Income before income taxes	23,067	18,114		41,181	(6,408)		34,773
Income tax expense (benefit)	8,821	6,927		15,748	(2,451)		13,297

Net income	$14,246	$11,187		$25,433	$(3,957)		$21,476

Basic and diluted net income per share	$154.85			$276.45				$(8)

Shares used in computing basic and diluted net income per share	92,000			92,000				(8)

See accompanying notes.

	December 31, 2001
				Pinnacle Airlines Corp.
	Pinnacle Airlines, Inc.
		Pro Forma Adjustments		Pro Forma, as Adjusted
	Historical
	(in thousands)
Balance Sheet Data:
Assets
Current assets:
Cash and cash equivalents	$1,891	$14,470	(9)	$16,361
Receivables, principally traffic from the parent	31,346	(29,981)	(9)	1,365
Expendable aircraft components, net	3,273	—		3,273
Prepaid expenses and other	3,931	5,250	(9)	9,181

Total current assets	40,441	(10,261)		30,180
Property and equipment, net	32,785	(4,385)	(10)	28,400
Deferred income taxes	602	—		602
Goodwill, net	18,422	—		18,422

Total assets	$92,250	$(14,646)		$77,604

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$8,726	$—		$8,726
Accrued expenses	10,558	—		10,558
Line of credit	4,245	—		4,245
Current portion of note payable	—	20,000	(10)	20,000
Income taxes payable to parent	10,261	(10,261)	(9)	—
Deferred income taxes	1,548	—		1,548
Current portion of deferred credits	146	—		146

Total current liabilities	35,484	9,739		45,223
Note payable	—	130,000	(10)	130,000
Deferred credits	1,115	—		1,115

Total liabilities	36,599	139,739		176,338
Net equity (deficit)	55,651	(154,385)	(10)	(98,734)

Total liabilities and stockholders' equity (deficit)	$92,250	$(14,646)		$77,604

See accompanying notes.

	Three Months Ended March 31, 2002
	Pinnacle Airlines, Inc.
					Pinnacle Airlines Corp.
		Airline Services Agreement Adjustment
	Actual			Pro Forma	Share Exchange Adjustments	Pro Forma, as Adjusted
	(in thousands, except per share data)
Statement of Operations Data:
Operating revenues	$66,343	$14,449	(1)	$80,792	$—	$80,792
Operating expenses:
Salaries, wages and benefits	16,579			16,579	—	16,579
Aircraft fuel and taxes	7,291			7,291	—	7,291
Aircraft maintenance, materials and repairs	3,897			3,897	—	3,897
Depreciation and amortization	1,886	(20)	(2)	1,866	—	1,866
Other rentals and landing fees	2,705	(8)	(3)	2,697	—	2,697
Aircraft rentals	16,782	4,499	(4)	21,281	—	21,281
Other	10,647	3,356	(5)	14,003	—	14,003

Total operating expenses	59,787	7,827		67,614	—	67,614
Operating income	6,556	6,622		13,178	—	13,178
Non-operating income (expense)	481	—		481	(1,706) (7)	(1,225)

Income before income taxes	7,037	6,622		13,659	(1,706)	11,953
Income tax expense (benefit)	2,530	2,380		4,910	(613)	4,297

Net income	$4,507	$4,242		$8,749	$(1,093)	$7,656

Basic and diluted net income per share	$48.99			$95.10			$(8)

Shares used in computing basic and diluted net income per share	92,000			92,000			(8)
	March 31, 2002
				Pinnacle Airlines Corp.
	Pinnacle Airlines, Inc.
		Pro forma Adjustments		Pro Forma, as Adjusted
	Historical
	(in thousands)
Balance Sheet Data:
Assets
Current assets:
Cash and cash equivalents	$1,488	$15,329	(9)	$16,817
Receivables, principally traffic from the parent	36,321	(34,427)	(9)	1,894
Expendable aircraft components, net	2,836	—		2,836
Prepaid expenses and other	6,683	6,125	(9)	12,808

Total current assets	47,328	(12,973)		34,355
Property and equipment, net	26,992			26,992
Deferred income taxes	573	—		573
Goodwill, net	18,422	—		18,422

Total assets	$93,315	$(12,973)		$80,342

Liabilities and stockholder's equity (deficit)
Current liabilities:
Accounts payable	$6,767	$—		$6,767
Accrued expenses	11,095	—		11,095
Line of credit	4,245	—		4,245
Current portion of note payable	—	20,000	(10)	20,000
Income taxes payable to parent	12,973	(12,973)	(9)	—
Deferred income taxes	1,234	—		1,234
Current portion of deferred credits	154	—		154

Total current liabilities	36,468	7,027		43,495
Note payable	—	130,000	(10)	130,000
Deferred credits	1,074	—		1,074

Total liabilities	37,542	137,027		174,569
Net equity (deficit)	55,773	(150,000)	(10)	(94,227)

Total liabilities and stockholder's equity (deficit)	$93,315	$(12,973)		$80,342

(1)
Reflects a $45.7 million increase for the year ended December 31, 2001 and a $14.5 million increase for the three months ended March 31, 2002 to achieve the target operating margin of 14% under the airline services agreement, as well as the elimination of cargo and mail revenue of $0.9 million for the year ended December 31, 2001 and of $0.1 million for the three months ended March 31, 2002 and of other revenue of $0.4 million for the year ended December 31, 2001. The payments we will receive under the airline services agreement are designed to provide us with a 14% operating margin for the ten months ended December 31, 2002 and each fiscal year from 2003 through 2006. Our actual operating margin may be different if our actual expenses are greater or less than anticipated; however, the airline services agreement provides that our operating margin will be no less than 12% and no more than 16%, provided that our operating margin could be less than 12% to the extent that we incur specified expenses. See "Business—Our Airline Services Agreement with Northwest."
(2)
Reflects a reduction due to the dividend to NWA Inc. of $4.4 million of spare engines and parts, which was declared on March 29, 2002.
(3)
Reflects a reduction of rental expenses for facilities where both Northwest and Pinnacle Airlines, Inc. have operations, which rent will be paid by Northwest under the airline services agreement.
(4)
Reflects an increase in the rental payments under CRJ leases and spare engine and parts leases from Northwest.
(5)
Reflects adjustments for ground handling charges, passenger and baggage charges, deicing charges and hub facilities rental charges.
(6)
Does not eliminate $5.6 million of compensation under the Airline Stabilization Act recorded in 2001. The terms of the airline services agreement would not have affected amounts payable to us under the Act.
(7)
Reflects interest expense on the $150 million note being issued to NWA Inc. in connection with the share exchange at an assumed annual rate of 4.55%.
(8)
Pro forma, as adjusted basic and diluted net income per share has been computed using the assumed number of shares of our common stock outstanding after this offering. These items do not include shares of our common stock issuable upon exercise of options to be outstanding under our 2002 Stock Incentive Plan upon completion of this offering.
(9)
Reflects the settlement of the intercompany balance due to Pinnacle Airlines, Inc. by Northwest, including a deposit of $5.3 million as of December 31, 2001 and a deposit of $6.1 million as of March 31, 2002 on leased CRJ aircraft.
(10)
Reflects the $150 million note being issued to NWA Inc. in connection with the share exchange and, with respect to the balance sheet data as of December 31, 2001, the dividend to NWA Inc. of spare engines and parts.

SELECTED CONDENSED FINANCIAL DATA

        You should read this selected condensed financial data together with the financial statements and related notes, the unaudited pro forma condensed consolidated financial information and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. You should also read "Risk Factors—Risks Related to Our Business and Operations—Our historical financial results are not representative of our future results as a stand-alone entity."

        The following selected condensed financial data for each of the three fiscal years in the period ended December 31, 2001 and as of December 31, 2000 and 2001 have been derived from the audited financial statements included elsewhere in this prospectus. The data for the nine-month period ended December 31, 1997, the year ended December 31, 1998 and as of December 31, 1997, 1998 and 1999 have been derived from audited financial statements not included in this prospectus. We have derived the selected historical financial data for the three month periods ended March 31, 2001 and 2002 and as of March 31, 2002 from our unaudited financial statements which, in the opinion of management, include all adjustments, consisting only of usual recurring adjustments, necessary for fair presentation of that data. On April 1, 1997, Northwest Airlines Corporation purchased all of our outstanding stock. Our historical financial statements since Northwest Airlines Corporation's acquisition of us in 1997 reflect our historical operation as a business unit of Northwest Airlines Corporation, providing regional airline service exclusively to Northwest without regard to our stand-alone profitability.

        Like other air carriers, we disclose information regarding revenue passengers, revenue passenger miles, available seat miles, passenger load factor and revenue per available seat mile in "Other Data." While this data is often used to assess the financial performance of a major carrier, for a regional carrier such as the company operating under a capacity purchase agreement, this data is not directly relevant to our revenues or profitability. However, it is provided to indicate the size and scope of our operations.

						Three Months Ended March 31,
	Nine Months Ended December 31, 1997	Year Ended December 31,
		1998	1999	2000	2001	2001	2002
	(in thousands, except share data)
Statement of Operations Data:
Operating revenues	$102,140	$96,429	$105,407	$131,923	$202,050	$41,724	$66,343
Operating expenses:
Salaries, wages and benefits	25,805	29,584	30,757	38,988	56,915	12,393	16,579
Aircraft fuel and taxes	10,653	10,409	9,566	12,597	22,588	4,295	7,291
Aircraft maintenance, materials and repairs	19,088	23,180	19,574	18,390	20,661	4,060	3,897
Depreciation and amortization	3,285	3,627	3,017	3,295	4,505	949	1,886
Other rentals and landing fees	4,516	5,599	5,069	5,648	8,548	1,670	2,705
Aircraft rentals	21,578	23,938	18,455	21,911	40,628	7,535	16,782
Other	12,038	14,597	12,482	16,533	31,232	5,999	10,647

Total operating expenses	96,963	110,934	98,920	117,362	185,077	36,901	59,787

Operating income (loss)	5,177	(14,505)	6,487	14,561	16,973	4,823	6,556
Nonoperating income (expense)	241	(10)	(323)	67	6,094	6	481

Income (loss) before income taxes	5,418	(14,515)	6,164	14,628	23,067	4,829	7.037
Income tax expense (benefit)	2,500	(4,885)	2,501	5,366	8,821	2,108	2,530

Net income (loss)	$2,918	$(9,630)	$3,663	$9,262	$14,246	$2,721	$4,507

Cash dividends declared on common stock	$—	$—	$—	$—	$—	$—	$—

Basic and diluted net income (loss) per share	$31.72	$(104.67)	$39.82	$100.67	$154.85	$29.58	$48.99

Shares used in computing basic and diluted net income (loss) per share	92,000	92,000	92,000	92,000	92,000	92,000	92,000

	As of December 31,
	1997	1998	1999	2000	2001	As of March 31, 2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$6,370	$3,212	$10,865	$8,232	$1,891	$1,488
Property and equipment, net	11,085	9,503	10,366	24,072	32,785	26,992
Total assets	51,963	45,782	50,731	64,156	92,250	93,315
Long-term debt, including current maturities	746	557	350	122	—	—
Stockholder's equity	38,110	28,480	32,143	41,405	55,651	55,773
						Three Months Ended March 31,
	Nine Months Ended December 31, 1997	Year Ended December 31,
		1998	1999	2000	2001	2001	2002
	(unaudited, except cash flow information)
Other Data:
Revenue passengers (in thousands)	1,312	1,134	1,147	1,378	2,031	383	564
Revenue passenger miles (in thousands)(1)	335,765	317,840	318,920	404,404	673,395	118,003	207,278
Available seat miles (in thousands)(2)	577,997	550,683	535,218	687,059	1,153,620	225,528	379,310
Passenger load factor(3)	58.1%	57.7%	59.6%	58.9%	58.4%	52.3%	54.6%
Operating revenue per available seat mile (in cents)	17.67	17.51	19.69	19.20	17.51	18.50	17.49
Operating costs per available seat mile (in cents)	16.78	20.14	18.48	17.08	16.04	16.36	15.76
Block hours
CRJs	—	—	—	10,889	58,584	8,165	25,064
Turboprops	113,955	92,681	85,109	87,913	66,145	19,279	11,816
Cycles
CRJs	—	—	—	8,321	41,238	6,237	16,438
Turboprops	90,563	73,117	68,106	66,881	47,570	14,259	8,216
Average daily utilization (block hours)
CRJs	—	—	—	9.31	8.22	7.56	7.96
Turboprops	14.15	10.72	7.52	8.29	7.54	8.57	7.29
Average length of aircraft flight (miles)	231	243	238	262	318	280	337
Number of aircraft (end of period)
CRJs	—	—	—	9	30	12	35
Turboprops	57	35	31	28	24	25	18
Employees (end of period)	1,322	1,230	1,218	1,750	1,741	1,801	1,837
Net cash provided by (used in):
Operating activities (in thousands)	$5,066	$(4,704)	$11,321	$9,269	$(8,634)	$12,541	$(2,539)
Investing activities (in thousands)	(804)	(1,824)	(3,461)	(16,271)	(12,886)	(3,442)	(487)
Financing activities (in thousands)	(132)	3,370	(207)	4,369	15,179	1,507	2,623
EBITDA (in thousands)(4)	$8,604	$(10,859)	$9,540	$18,115	$27,456	$5,775	$8,442
EBITDAR (in thousands)(4)	$30,182	$13,079	$27,995	$40,026	$68,084	$13,310	$25,224

(1)
Revenue passenger miles represents the number of miles flown by revenue passengers in service.
(2)
Available seat miles represents the number of seats available for passengers multiplied by the number of miles the seats are flown.
(3)
Passenger load factors equals revenue passenger miles divided by available seat miles.
(4)
EBITDA represents net income (loss) plus the sum of interest expense, net of interest income, income tax expense (benefit) and depreciation and amortization. EBITDAR represents EBITDA plus aircraft rentals. Aircraft rentals represent a significant cash operating expense of our business. EBITDA and EBITDAR are presented as supplemental information because each is a widely accepted financial indicator of a company's ability to service debt and to fund capital expenditures. However, EBITDA and EBITDAR should not be considered in isolation, as a substitute for net income or cash flow data prepared in accordance with accounting principles generally accepted in the United States or as a measure of a company's profitability or liquidity. In addition, our calculations of EBITDA and EBITDAR may not be comparable to other similarly titled measures of other companies. Interest expense, net of interest income, was ($0.1 million),

$0.0 million, $0.4 million, $0.2 million and ($0.1 million) for the nine months ended December 31, 1997 and the years ended December 31, 1998, 1999, 2000 and 2001, respectively, and $0.0 million and ($0.5 million) for the three month periods ended March 31, 2001 and 2002, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The information contained in this section has been derived from our historical financial statements as a wholly owned subsidiary of NWA Inc. and should be read together with our historical financial statements and related notes included elsewhere in this prospectus. Our historical financial statements do not accurately reflect what our financial results would have been had we been independent of NWA Inc. or had the airline services agreement been in effect during this period.

General

        We are one of the fastest growing regional airlines in the United States based on year-over-year growth in available seat miles flown. In 2001, we had a 67.9% increase in available seat miles flown over 2000. According to Department of Transportation reported statistics, our on-time performance was among the best in the airline industry in 2001. We provide Northwest with regional airline capacity as a Northwest Airlink carrier at its domestic hub airports in Detroit, Minneapolis/St. Paul and Memphis. As of March 31, 2002, we offered scheduled passenger service operating 35 CRJs and 18 Saab 340 turboprops with approximately 286 daily departures to 63 cities in 24 states. Northwest has agreed to increase our fleet to 83 CRJs by April 30, 2004 and plans to transfer our turboprops out of our fleet by December 31, 2002, giving us an all-regional jet fleet. As a result of the planned increase in our fleet size and expected changes in our route structure, we expect our available seat miles to grow at a compounded annual rate of approximately 45% from 2001 through 2004.

Basis of Presentation

        The historical financial information included in this prospectus does not reflect what our financial position, results of operations and cash flows would have been had we been a stand-alone entity during the periods presented. Since Northwest Airlines Corporation acquired us in April 1997, we have provided regional airline service exclusively to Northwest, and we have operated as a business unit of Northwest without regard to our stand-alone profitability. Our operations were designed to increase overall Northwest system revenues rather than to maximize our stand-alone profitability. During this period, we have operated under a capacity purchase arrangement with Northwest, which is substantially different from the airline services agreement we have entered into in connection with this offering.

Airline Services Agreement

        In connection with this offering and effective as of March 1, 2002, we entered into an airline services agreement with Northwest that significantly changed our economic arrangement with Northwest. We will derive substantially all of our future revenues under this agreement. Under this agreement, we operate flights on behalf of Northwest. Northwest controls our scheduling, pricing, reservations, ticketing and seat inventories and is entitled to all revenues associated with the operation of our aircraft. The airline services agreement has an initial term of ten years and will automatically extend for additional five-year periods, unless terminated by Northwest. Under our airline services agreement, Northwest assumes the risk of revenue volatility associated with fares and passenger traffic on each operated flight, price volatility for specified expense items such as fuel and the cost of all distribution and revenue-related costs. See "Business—Our Airline Services Agreement with Northwest."

        The airline services agreement and the other contractual agreements we are entering into with Northwest to provide us with various ongoing services were made in the context of our being a subsidiary of Northwest Airlines Corporation and were negotiated in the overall context of this offering. As a result of Northwest Airlines Corporation's control of us when these agreements were negotiated, the prices and other terms under these agreements may be different from the terms we might have obtained in arm's-length negotiations with unaffiliated third parties for similar services. Some of these terms may be more favorable to us than those we would have been able to obtain otherwise. When we need to replace these agreements, we will be negotiating with Northwest or third parties on an arm's-length basis, and we may not be able to do so on as favorable terms.

Revenues

        In our historical statements of income, passenger revenues have been derived from our capacity purchase arrangements with Northwest and as of March 1, 2002 are derived under our airline services agreement. Other revenues have primarily consisted of ground handling and cargo. We have provided ground handling services to Northwest and Mesaba at some airports. Ground handling revenues accounted for less than 2% of our total revenues in 2001. Beginning as of March 1, 2002, passenger revenues will include all revenues in respect of both passenger and cargo capacity. We will continue to account for our ground handling services in other revenues. The number of aircraft we operate will have the largest impact on our revenues.

        Our previous capacity purchase arrangements were designed to permit Northwest to operate our business in a manner that would enable it to increase its overall system revenue rather than to maximize our profitability through market based rates and margins. As a result, Northwest retained the ability to adjust the revenues and margins we would receive under those arrangements. In contrast to the prior arrangement, the airline services agreement establishes the compensation structure for our services throughout the term of the agreement in a manner designed to better align our revenues and earnings with our underlying cost drivers, such as block hours and cycles.

        Under the airline services agreement, we will receive the following types of payments from Northwest: payments representing full reimbursement of our cost for specified expenses; payments based on pre-set rates; margin payments; and incentive payments.

        Reimbursement payments.    We will receive monthly reimbursement for all expenses relating to: aircraft fuel; basic aircraft rentals; aviation liability, war risk and hull insurance; third-party deicing services; CRJ third-party engine and airframe maintenance; and hub facility rentals. Since Northwest pays us for the actual expenses we incur for these items, we have no financial risk associated with fluctuations in these costs. We expect that these reimbursement payments, together with the associated margin payments described below, will account for approximately half of our revenues.

        Payments based on pre-set rates.    We will receive semi-monthly payments for each block hour and cycle we operate and a monthly fixed cost payment based on the size of our fleet. These payments are designed to cover all of our expenses incurred in respect of the airline services agreement that are not covered by the reimbursement payments. The substantial majority of these expenses relate to labor costs, passenger handling costs, landing fees, overhead and depreciation. The rates for each block hour and cycle, as well as the monthly fixed cost payments, have been set in the airline services agreement and increase on an annual basis through 2006. These rates were determined by Northwest and us based on our historical and expected operating costs. The rates we will receive for our services under the airline services agreement will be reset in 2007. We expect that the payments we will receive for block hours, cycles and fixed costs, together with the associated margin payments described below, will account for approximately half of our revenues.

        Margin payments.    We will receive a monthly margin payment based on the revenues described above calculated to achieve a target operating margin. The target operating margin for the ten months ended December 31, 2002 and each fiscal year from 2003 through 2006 is 14% and will be reset to a market-based percentage in 2007, but the reset target operating margin will be no lower than 10% and no higher than 14%.

        The portion of any margin payments attributable to the reimbursement payments will always be equal to the targeted operating margin for the relevant period. However, since the payments based on pre-set rates are not based on the actual expenses we incur, if our expenses are not covered by these payments, our actual operating margin with respect to those payments could differ from our target operating margin.

        Through 2006, if our actual costs that are intended to be covered by the revenues we receive based on pre-set rates deviate from the expected costs used in developing those pre-set rates, and as a result our operating margin is below the 12% floor or above the 16% ceiling for the ten months ended December 31, 2002 or any fiscal year from 2003 through 2006, a year-end adjustment in the form of a payment by Northwest or by us will be made to adjust our operating margin to the floor or ceiling. Specified amounts will be excluded when determining whether our annual operating margin is below the floor or above the ceiling. We will record an amount each quarter to reflect our right to receive or our obligation to pay this operating margin adjustment payment, and any net payment will be made annually. Beginning in 2007, Northwest will not guarantee us a minimum operating margin, although we will still be subject to a margin ceiling above the revised target operating margin.

        Incentive payments and penalties.    We will receive semi-annual incentive payments based on certain performance criteria, such as completion, on-time performance, baggage handling and customer complaints. We may also incur semi-annual performance penalties under the agreement. We will account for any penalties as a reduction in revenues. The amount of any incentive payments or penalties, which are an offset to revenue, will be less than 2% of the total compensation that we will be entitled to receive under the airline services agreement.

        As described above, the payments we will receive under the airline services agreement are designed to provide us with a target operating margin on an annual basis. However, our quarterly operating margin could differ from the target margin based on a variety of factors, including the timing of capital expenditures and changes in operating expenses, such as personnel and maintenance costs over the course of a fiscal year. Due to these factors, our quarterly operating results and quarter-to-quarter comparisons of our operating results may not be good indicators of our annual financial performance.

        See "Business—Our Airline Services Agreement with Northwest" for further information regarding the airline services agreement.

Operating Expenses

        Our operating expenses include costs relating to wages, salaries and benefits, aircraft servicing, including rent, maintenance and fuel, engine and airframe maintenance, hub facility and other rentals, passenger liability, war risk, and hull insurance and ground handling.

        Salaries, wages and benefits.    This expense includes employee salaries, wages and benefits, as well as employee incentives and payroll taxes. These expenses will fluctuate, based primarily on our level of operations and changes in wage rates for contract and non-contract employees. Under the airline services agreement, employee bonuses and incentives exceeding levels specified in the airline services agreement and employee salaries exceeding standard industry wages will be excluded when determining whether our annual operating margin is below the 12% floor or above the 16% ceiling.

        Aircraft fuel and taxes.    This expense includes the cost of aircraft fuel, associated fuel taxes and into-plane fees. Under the airline services agreement, our fuel expense will be the lower of the actual cost and $0.78 per gallon and will be reimbursed in full by Northwest.

        Aircraft maintenance, materials and repairs.    Maintenance-related expenses include all facilities, parts, materials, tooling and spares required to maintain our aircraft. Third-party engine and airframe heavy maintenance provided by General Electric and Bombardier for our CRJ aircraft will be reimbursed in full by Northwest under the airline services agreement. The average age of our CRJ aircraft is less than one year and will continue to be low as we take delivery of additional new aircraft. We expect that many parts and maintenance requirements associated with the CRJs will be covered under the manufacturers' warranties during the first few years of operation and, therefore, our total maintenance costs will be relatively low. Our maintenance costs will increase as our fleet ages and these warranties expire. Maintenance costs for our Saabs, which will be transferred out of our fleet by the end of 2002, are factored into the block hour and cycle rates for those aircraft under our airline services agreement. See "Business—Maintenance of Aircraft."

        Other rentals and landing fees.    This expense is comprised of landing fees paid to airport authorities, as well as rental fees paid for airport facilities.

        Aircraft rentals.    All of our aircraft are operated under long-term leases with either Northwest or, in the case of our Saab aircraft, with third parties. Under the airline services agreement, we will lease or sublease all of our future deliveries of aircraft from Northwest. Our lease payments associated with CRJ aircraft deliveries are fixed. Northwest will reimburse our aircraft rental expense in full under the airline services agreement.

        Other.    This expense primarily includes ground handling fees, insurance costs and recruitment and training expenses. Northwest has agreed to provide ground handling services to us at a fixed price at some non-hub airports where Northwest has station operations. These costs will be included in the block hour and cycle rates that we will receive from Northwest. Under the airline services agreement, our cost of aviation liability, war risk and hull insurance will be the lower of actual cost and amounts based on the value of our fleet or revenue passenger miles we fly, and will be reimbursed in full by Northwest.

Certain Statistical Information

        Information with respect to our operating expenses per available seat mile follows:

	Year Ended December 31,			Three Months Ended March 31,
	1999	2000	2001	2001	2002
Operating Expenses (in cents):
Salaries, wages and benefits	5.75	5.67	4.93	5.50	4.37
Aircraft fuel and taxes	1.79	1.83	1.96	1.90	1.92
Aircraft maintenance, materials and repairs	3.66	2.68	1.79	1.80	1.03
Depreciation and amortization	0.55	0.48	0.39	0.42	0.50
Other rentals and landing fees	0.95	0.82	0.74	0.74	0.71
Aircraft rentals	3.45	3.19	3.52	3.34	4.42
Other	2.33	2.41	2.71	2.66	2.81

Total	18.48	17.08	16.04	16.36	15.76

September 11, 2001 Terrorist Attacks

        The events of September 11, 2001 had an immediate and severe impact on the U.S. airline industry's passenger traffic and yields. As a result of these events, Northwest reduced our scheduled capacity by approximately 20% on an available seat mile basis. While improved from the days immediately following September 11, 2001, the airline industry continues to experience a decline in traffic, particularly business traffic (which has a higher yield than leisure traffic), due to weak domestic and international economic conditions. Although Northwest announced in March 2002 that it intends to increase its service in Memphis to pre-September 11, 2001 levels in June 2002, we anticipate that continued weak economic conditions could continue to put pressure on the industry and Northwest. See "Risk Factors—Risks

Associated with the Airline Industry—Recent terrorist attacks seriously harmed our business and may harm our business in the future."

        On September 21, 2001, Congress passed, and the President subsequently signed into law, the Airline Stabilization Act which provides, in part:

  •
  $5 billion in payments to compensate U.S. air carriers for losses incurred by the airline industry as a result of the terrorist attacks on the U.S. that occurred on September 11, 2001;

  •
  $10 billion of federal loan guarantees to be made available to U.S. air carriers, subject to certain conditions and fees, including the potential requirement that the government be issued warrants or other equity instruments in connection with such loan guarantees;

  •
  provisions designed to ensure the continuity of air service to communities, including government subsidized essential air service to small communities;

  •
  reimbursement to U.S. air carriers by the government of certain increased insurance costs incurred for the operation of aircraft;

  •
  deferral of the deposits by U.S. air carriers for payments on certain taxes; and

  •
  authorization for the FAA to provide third-party war risk liability coverage to U.S. carriers, their vendors, agents, and aircraft lessors and lenders.

        Under the Airline Stabilization Act, each air carrier is entitled to receive compensation payments equal to the lesser of:

  •
  its direct and incremental pre-tax losses attributed to the terrorist attacks for the period of September 11, 2001 to December 31, 2001; and

  •
  its available seat mile and/or revenue ton mile allocation of the $5 billion compensation available under the Airline Stabilization Act.

        We received a total of $4.8 million in 2001 under the Airline Stabilization Act, which includes $0.2 million for assistance with insurance costs. We also recognized an additional $0.8 million in 2001 for the final payment due under this Act, which is expected in 2002. The total of $5.6 million is our best estimate of the total compensation we expect to receive under this Act and is included in nonoperating income (expense) in our statements of operations. This amount is subject to change as the total available seat miles projected by the Department of Transportation may be adjusted, which could change the amount of compensation to us. Also, the calculation of our direct and incremental losses is subject to audit by the Department of Transportation, which could reduce the compensation to be received by us if on audit material items were disallowed from our direct and incremental losses for the period from September 11, 2001 to December 31, 2001.

Results of Operations

  Three Months Ended March 31, 2002 Compared to Three Months Ended March 31, 2001

        We recorded pre-tax income of $7.0 million for the three months ended March 31, 2002 and $4.8 million for the three months ended March 31, 2001. Operating income was $6.6 million in 2002 compared with $4.8 million in 2001. An increase in operating revenue of $24.6 million was primarily caused by the addition of 23 CRJ aircraft (offset by the reduction of seven Saab turboprops) and a reduction of scheduled flights in Memphis, which resulted in an approximate 25% decrease in capacity in Memphis. Increases in operating expenses of $22.9 million are largely related to the growth of the CRJ fleet.

        Operating Revenues.    Operating revenue increased 59.0%, or $24.6 million, primarily due to a 34.4% increase in block hours, which accounted for $14.0 million of this increase, and an average block hour revenue rate increase associated with the CRJ aircraft of $287 per block hour, which accounted for $10.6 million of this increase.

        Operating Expenses.    Operating expenses increased 62.0%, or $22.9 million, in 2002 compared to 2001 primarily due to the increase in our aircraft fleet. The three months ended March 31, 2002 included significant expenses related to the additional 23 CRJs in 2002 compared to 2001, including higher wages and benefits, ground handling and deicing, hub fees, fuel and aircraft rentals. Operating expense per available seat mile decreased 3.7% primarily due to lower wages and benefits and maintenance cost per available seat mile, both of which are effects of the increase in CRJ aircraft.

        Salaries, wages and benefits increased 33.8%, or $4.2 million, primarily due to the increase in CRJ pilots, wage rate and benefit increases and training for pilots, flight attendants and mechanics.

        Aircraft fuel and tax expense increased 69.8%, or $3.0 million, primarily due to increased block hours and the higher burn rate associated with jet equipment.

        Aircraft maintenance, materials and repairs decreased 4.0%, or $0.2 million, primarily due to the reduction in the Saab fleet. In addition, maintenance expense reflects the fact that our CRJs are still covered by the manufacturers' warranties.

        Depreciation and amortization expense increased 98.7%, or $0.9 million, primarily due to additional aircraft spares, tools and equipment for the CRJ aircraft and a reduction in amortization of goodwill expense of $0.2 million.

        Other rentals and landing fees increased 62.0%, or $1.0 million, primarily due to capacity increases.

        Aircraft rental increased 122.7%, or $9.2 million, primarily due to 23 additional leased CRJ aircraft, partially offset by seven fewer leased Saab aircraft.

        Other expenses increased 77.5%, or $4.6 million, primarily due to higher ground handling, deicing and hub fees expense resulting from growth of the CRJ fleet.

  2001 Compared to 2000

        We recorded pre-tax income of $23.1 million, which includes $5.6 million under the Airline Stabilization Act, for the year ended December 31, 2001 and $14.6 million for the year ended December 31, 2000.

        We began CRJ revenue flights in June 2000. Additionally, in June 2000 Northwest increased its scheduled flights in Memphis, which in turn resulted in our total scheduled capacity increasing by 25%. We operated at these increased levels in Memphis until October 2001, when in the aftermath of the September 11, 2001 terrorist attacks, Northwest reduced its scheduled flights in Memphis, and as a result our total scheduled capacity was reduced to pre-June 2000 levels. During 2001, we increased our CRJ fleet by 21 aircraft and reduced our turboprop fleet by four Saab aircraft. As a result of the above factors, our operating capacity increased 67.9% to 1,154 million available seat miles in 2001 compared to 2000.

        Operating revenues.    Operating revenues increased 53.2%, or $70.1 million, primarily attributable to a 26.2% increase in block hours, which accounted for $34.0 million of this increase, and an average block hour revenue rate increase associated with the CRJ aircraft of $279 per block hour, which accounted for $34.7 million of this increase. Other revenue increased by $1.4 million.

        Operating expenses.    Operating expenses increased 57.7%, or $67.7 million, in 2001 compared to 2000 due primarily to the increase in our aircraft fleet. The year ended December 31, 2001 included significant expenses related to the addition of 21 CRJs to our fleet and an increase in our scheduled capacity in Memphis, including higher wages and benefits, training costs and pilot and mechanic recruitment expenses. Operating expense per available seat mile decreased 6.1% primarily due to lower maintenance and flight operations costs per available seat mile, both of which were attributable to the increase in CRJ aircraft.

        Salaries, wages and benefits increased 46.0%, or $17.9 million, due primarily to wage rate and benefit increases and training for pilots, flight attendants and mechanics, as well as an increase in headcount due to the increase in fleet size.

        Aircraft fuel and tax expense increased 79.3%, or $10.0 million, due primarily to increased block hours, which added $3.3 million in fuel costs, and the higher burn rate associated with jet equipment, which increased fuel cost by $6.7 million.

        Aircraft maintenance, materials and repair costs increased 12.3%, or $2.3 million, due primarily to recognition of aircraft return expense of $1.5 million, CRJ engine and landing gear repairs of $1.0 million and auxilliary power unit maintenance costs of $1.0 million, partially offset by the reduction in Saab engine and propeller maintenance costs of $1.3 million.

        Depreciation and amortization expense increased 36.7%, or $1.2 million, due primarily to higher levels of aircraft spare parts depreciation of $0.6 million and tools and equipment depreciation of $0.8 million for the CRJs, partially offset by a reduction of other depreciation of $0.2 million.

        Other expenses increased 88.9%, or $14.7 million, largely due to higher outside services of $4.8 million, insurance costs of $1.5 million, operating taxes of $2.8 million and personnel costs of $3.5 million related to the growth of our CRJ fleet and increased flight operations.

        Aircraft rental expense increased 85.4% or $18.7 million, of which $20.5 million was due to the additional leased CRJ aircraft, partially offset by a decrease of $1.8 million due to four fewer leased Saab 340 aircraft.

        Other rentals and landing fees increased 51.3%, or $2.9 million, primarily due to capacity increases.

  2000 Compared to 1999

        We recorded pre-tax income of $14.6 million for the year ended December 31, 2000 and $6.2 million for the year ended December 31, 1999. Operating income was $14.6 million in 2000 compared with $6.5 million in 1999. An increase in operating revenue of $26.5 million was primarily caused by increased capacity as a result of the addition of nine CRJ aircraft to our fleet in 2000 and improved utilization of our Saab fleet related to the fourth bank of flying in Memphis, which resulted in a 16.1% increase in block hours in 2000 compared to 1999. During 2000, we added nine CRJ aircraft to our fleet. Operating capacity increased 28.4% to 687 million available seat miles due to the addition of these CRJ aircraft in 2000 and increased utilization of our Saab aircraft.

        Operating revenues.    Operating revenues increased 25.2%, or $26.5 million, primarily due to a 16.1% increase in block hours, which added $16.8 million in revenue, and the higher block hour revenue rate associated with the CRJ fleet, which added $8.3 million in revenue. Other revenue increased by $1.4 million.

        Operating expenses.    Operating expenses increased 18.6%, or $18.4 million, primarily due to higher wages and benefits, training costs, fuel prices and volume and aircraft rentals associated with the increase in capacity and the start-up of our CRJ fleet. Expenses related to the start-up of our CRJ fleet included pilot and mechanic recruitment and training expenses, development of manuals and operational programs, operation of aircraft for proving tests and operating experience, and implementation of new systems and procedures. Operating expense per available seat mile decreased 7.6% primarily due to lower maintenance and flight operations costs per available seat mile, both of which are due to the increase in CRJ aircraft.

        Salaries, wages and benefits increased 26.8%, or $8.2 million, due primarily to increased headcount, wage rate and benefit increases, and training for pilots, flight attendants and mechanics.

        Aircraft fuel and tax expense increased 31.7%, or $3.0 million, due primarily to increased block hours and the higher burn rate associated with jet equipment.

        Aircraft maintenance, materials and repairs decreased 6.0%, or $1.2 million, due primarily to the reduction in the Saab fleet, the warranty period on the CRJ aircraft and settlement of liabilities associated with the return of Jetstream 31 aircraft we retired in 1998.

        Depreciation and amortization expense increased 9.2%, or $0.3 million, due primarily to higher levels of aircraft spare parts, tools and equipment for the CRJ aircraft.

        Other rentals and landing fees increased 11.4%, or $0.6 million, primarily due to capacity increases.

        Aircraft rental expense increased 18.7%, or $3.5 million, due primarily to nine additional leased CRJ aircraft, partially offset by three fewer leased Saab 340 aircraft.

        Other expenses increased 32.5%, or $4.1 million, largely due to higher recruitment and training expense.

Liquidity and Capital Resources

        As of March 31, 2002, we had $1.5 million in cash and cash equivalents.

        Operating activities.    Net cash used in operating activities was $2.5 million during the three months ended March 31, 2002, due primarily to cash provided by net income of $4.5 million and depreciation of $1.9 million, offset by an increase in net receivables from Northwest of $7.6 million due to a change in Northwest's cash management policy following September 11, 2001. Net cash used in operating activities was $8.6 million in the year ended December 31, 2001, due primarily to cash provided by net income of $14.2 million and depreciation and amortization of $4.5 million, offset by an increase in net receivables from Northwest of $27.2 million due to the change in Northwest's cash management policy. Net cash provided by operating activities in 2000 was $9.3 million, due to net income of $9.3 million. Cash flow from operating activities in 1999 was $11.3 million, consisting primarily of net income of $3.7 million and $4.1 million of changes in operating assets and liabilities, principally relating to an increase in income taxes payable to Northwest of $2.7 million and an increase in accounts payable and accrued expenses of $1.6 million.

        Investing activities.    Investing activities for the three months ended March 31, 2002 consisted primarily of rotable parts and ground equipment related to the new CRJ aircraft of $0.5 million. Investing activities for the years ended December 31, 2001 and 2000 consisted primarily of rotable parts purchases for the new CRJ aircraft of $8.0 million and $11.0 million, respectively, and purchases of other ground property and equipment related to the CRJs of $4.9 million and $5.3 million, respectively. Investing activities for 1999 consisted primarily of purchases of property and equipment. Cash used in investing activities was approximately $12.9 million, $16.3 million and $3.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

        Financing activities.    Financing activities for the three months ended March 31, 2002 totalled $2.6 million and consisted primarily of the utilization of $2.6 million of credits extended to Northwest by a manufacturer for purchase of CRJ aircraft parts from that manufacturer. Financing activities for 2001 totaled approximately $15.2 million and consisted of the utilization of $11.1 million of manufacturer credits extended to Northwest and $4.2 million of proceeds from borrowings under a revolving bank credit facility. This amount was partially offset by payment of $0.1 million debt obligations.

        Financing activities for 2000 totaled approximately $4.4 million and consisted primarily of the utilization of credits extended to Northwest by a manufacturer for purchase of CRJ aircraft parts from that manufacturer. This amount was partially offset by payment of debt obligations. Financing activities for 1999 totaled approximately $0.2 million and consisted of payments of debt obligations.

        As of December 31, 2001, we had $5.0 million of borrowings outstanding under a revolving credit facility with Union Planters Bank, N.A. Of this amount, $4.2 million was in the form of borrowings and $0.8 million was in the form of standby letters of credit. As of December 31, 2001, our borrowings under the credit facility had an interest rate of 4.75%. These borrowings are due on May 15, 2002. We expect to refinance borrowings under this credit facility with the revolving credit facility from Northwest described below.

        Capital commitments.    We expect capital expenditures for 2002 to be approximately $11.1 million, primarily relating to CRJ aircraft rotable and expendable parts and tooling, software application and automation infrastructure projects and maintenance and ground equipment.

        Debt and lease obligations.    The following chart details our debt and lease obligations at March 31, 2002, after giving effect to the share exchange, including the issuance of the $150 million note to NWA Inc. In addition, operating lease information includes scheduled deliveries of aircraft under the airline services agreement through April 2004 at the basic aircraft rental rate provided in the airline services agreement. Under our airline services agreement, amounts relating to operating leases will be directly reimbursed by Northwest.

	Payments Due by Period (dollars in thousands)
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Debt and Lease Obligations:
Short-term debt(1)(2)	$5,000	$5,000	$—	$—	$—
Long-term debt(1)(3)	150,000	20,000	40,000	90,000	—
Operating leases(4)	1,688,615	107,566	325,965	349,524	905,560

Total contractual cash obligations	$1,843,615	$132,566	$365,965	$439,524	$905,560

(1)
Does not include associated interest expense.

(2)
Short-term debt includes $0.8 million of standby letters of credit.

(3)
Long-term debt consists of a note to NWA Inc. that will be issued at the time of the closing of this offering.

(4)
As of March 31, 2002, our obligations relating to operating leases, excluding future scheduled deliveries of aircraft under the airline services agreement, were as follows:

Total	Less than 1 year	1-3 years	4-5 years	After 5 years
$680,615	$78,930	$148,900	$147,925	$304,860

        New revolving credit facility.    In connection with this offering, Northwest will provide Pinnacle Airlines, Inc. with a $50 million revolving credit facility. This facility will be guaranteed by Pinnacle Airlines Corp. Borrowings under this facility will bear interest at a rate equal to the higher of the prime rate published by JPMorgan Chase or the most recent overnight funds rate offered to JPMorgan Chase plus 0.5% per annum. After 90 days from the date of the credit agreement, the interest rate will increase by 1%. The term of the credit facility will be one year, subject to renewal for up to one additional year if we are unable to obtain a replacement facility with a third party. We will be required to use our best efforts to obtain a replacement credit facility with a third party within 90 days of this initial public offering. If, however, a replacement credit facility is not arranged within that time period, we will continue to use our best efforts to arrange a replacement facility at the earliest time possible. The revolving credit facility contains a number of restrictive covenants applicable to Pinnacle Airlines, Inc., including limitations on the incurrence of debt and liens, the making of distributions and other transactions.

Significant Accounting Policies

        General.    Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, we evaluate our estimates. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions.

        Revenue recognition.    Revenue recognition involves the use of estimates and assumptions, including, as of March 1, 2002, the recognition of or revisions to revenue over the course of a fiscal year to reflect the operating margins provided for in the airline services agreement.

        Significant customer.    We will generate substantially all of our revenues and corresponding accounts receivable under the airline services agreement with Northwest. If Northwest experiences significant adverse conditions in its industry or operations, including the continued impact of the current economic downturn on its financial and operational strength, our ability to receive payments from Northwest and the amount of those payments may be adversely affected.

        Maintenance.    We record maintenance and repair costs for our equipment and for our leased equipment as the costs are incurred.

        Expendable aircraft components.    Spare parts and maintenance supplies are considered to be expendable aircraft components. We record expendables and fuel as inventory when they are purchased and we charge the costs to operations as this inventory is used. We record inventory at the lower of our cost or market value. We record an allowance for obsolescence based upon our estimate of the useful lives of the related aircraft and engines.

        Property and equipment.    We record property and equipment, which include rotable spare parts at our cost. We depreciate these assets based on our estimate of the useful lives or the lease terms of the aircraft as appropriate.

        Related party transactions.    We have significant related party transactions with Northwest and its affiliates. We disclose all significant related party transactions.

New Accounting Standards

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that companies test goodwill and indefinite lived intangible assets for impairment on an annual basis rather than amortize them. We adopted SFAS No. 142 in the first quarter of 2002, and as a result, we will no longer amortize goodwill established in the 1997 acquisition of us by NWA Inc. We had a balance of goodwill of $18.4 million at December 31, 2001. We will perform the first required impairment test of goodwill in the first half of 2002, so the effect, if any, of these tests on our earnings and financial position has not yet been determined. Any impairment charge resulting from this initial valuation would be recorded as a change in accounting principle. Subsequent impairment charges, if any, would be recorded as an operating expense.

Tax Sharing Agreement

        In connection with the share exchange and this offering, Pinnacle Airlines Corp., Pinnacle Airlines, Inc., Northwest Airlines Corporation and NWA Inc. will enter into a tax sharing agreement. Pursuant to the tax sharing agreement, we and Northwest Airlines Corporation will make an election under Sections 338(g) and 338(h)(10) of the Internal Revenue Code of 1986, as amended, with the effect that the tax basis of our assets will be increased to the deemed purchase price of the assets, and an amount equal to such increase will be included in income in the consolidated federal income tax return filed by Northwest Airlines Corporation. It is expected that this additional basis will result in increased income tax deductions and, accordingly, reduced income taxes payable by us. Pursuant to the tax sharing agreement, we will pay NWA Inc. any tax benefits realized by us, on a quarterly basis, generally calculated by comparing our actual taxes to the taxes that would have been owed by us had the increase in basis not occurred. In the event any taxing authority successfully challenges any deductions reflected in a tax benefit payment to NWA Inc., NWA Inc. will reimburse us for the loss of the tax benefit and any related interest or penalties imposed upon us. The tax benefit payments to NWA Inc. should have no material effect on our earnings or cash flows, which should not be materially less than they would have been in the absence of the tax sharing agreement and additional tax basis.

        The tax sharing agreement provides that the tax benefit calculation for any period ending after the consummation of the offering will not be less than the tax benefit calculated without giving effect to any items of income, expense, loss, deduction, credit or related carryovers or carrybacks from businesses conducted by us or relating to our assets and liabilities other than those businesses conducted by us and those assets and liabilities existing immediately prior to the consummation of the offering (taking into account any assets acquired from Northwest Airlines Corporation or its subsidiaries after the offering and any liabilities incurred or assumed with respect to such assets). The tax sharing agreement further provides that we will not enter into any transaction a significant purpose of which is to reduce the amount payable to NWA Inc. under the tax sharing agreement.

Quantitative and Qualitative Disclosure About Market Risk

        We are not subject to any significant degree to market risks such as commodity price risk (e.g., aircraft fuel prices) and interest rate risk.

        Aircraft fuel.    We have not been a party to derivative financial instruments. Under the airline services agreement, Northwest Airlines will bear the economic risk of fuel price fluctuations as our future fuel costs are reimbursed by Northwest and capped at $0.78 per gallon.

        Interest rates.    The majority of our aircraft are operated under long-term leases with either Northwest Airlines or a third party. We also anticipate leasing all of our future deliveries of aircraft. Under the airline services agreement, the lease payments associated with aircraft deliveries are fixed. We do not hold long-term interest sensitive assets and, therefore, we are not exposed to interest rate fluctuations for our assets. The $150 million note we will issue to NWA Inc. in the share exchange will bear interest at a fixed rate, but loans under our new revolving credit facility will bear interest at a floating rate. We do not purchase or hold any derivative financial instruments to protect against the effects of changes in interest rates.

BUSINESS

Our Company

        We are one of the fastest growing regional airlines in the United States based on year-over-year growth in available seat miles flown. In 2001, we had a 67.9% increase in available seat miles flown over 2000. According to Department of Transportation reported statistics, our on-time performance was among the best in the airline industry in 2001. We provide Northwest with regional airline capacity as a Northwest Airlink carrier at its domestic hub airports in Detroit, Minneapolis/St. Paul and Memphis. As of March 31, 2002, we offered scheduled passenger service operating 35 CRJs and 18 Saab 340 turboprops, with approximately 286 daily departures to 63 cities in 24 states. Northwest has agreed to increase our fleet to 83 CRJs by April 30, 2004 and plans to transfer the turboprops out of our fleet by December 31, 2002, giving us an all-regional jet fleet. As a result of the planned increase in our fleet size and expected changes in our route structure, we anticipate that our available seat miles will grow at a compounded annual rate of approximately 45% from 2001 through 2004.

  Complementary to Northwest's Operations

        We believe our operations are integral to Northwest's future growth and complement Northwest's operations by allowing more frequent service to selected markets than could be provided economically with conventional large jet aircraft. Our regional jets' operational capabilities allow us to service markets profitably that do not have enough passenger traffic to support Northwest's mainline jet service. The complementary nature of our relationship is further evidenced by the fact that approximately 75% of our passengers connect to or from a Northwest flight. These passengers connect to Northwest's extensive domestic schedule, its broad Asia network and its trans-Atlantic flights supported by the long-standing Northwest/KLM alliance. Northwest has indicated its commitment to regional jets as part of its core strategy by placing firm orders on 129 CRJs, of which 83 have been committed to us, and acquiring options for an additional 175 CRJs.

        Northwest is the world's fourth-largest air carrier as measured by 2000 revenue passenger miles. Northwest and its travel partners serve more than 750 cities in 120 countries on six continents. Its domestic operations center around its hubs in Detroit, Minneapolis/St. Paul and Memphis, where including our and other Northwest Airlink flights, it accounted for 79%, 81% and 78%, respectively, of each hub airport's daily departures in 2001.

  Focus on Regional Jets

        Our focus on regional jet aircraft is crucial to our growth. With the anticipated transfer of our turboprop aircraft out of our fleet by the end of 2002, we will become one of the first regional airlines in the United States to have a fleet consisting solely of regional jets, which offer a number of advantages over turboprop aircraft. We expect to use these regional jet aircraft out of the Northwest hubs in Detroit, Minneapolis/St. Paul and Memphis to begin service to new markets and to expand service in existing markets. We believe that we are well positioned to capitalize on and profit from Northwest's anticipated demand for increased regional service, and we plan to compete for additional opportunities to provide airline services to Northwest. In addition, as another element of our growth strategy, we may in the future seek opportunities to provide regional airline service to other major carriers. Our airline services agreement allows us to establish separate operations to provide airline services to other major carriers beginning no later than May 2004, subject to restrictions described below.

  Beneficial Agreement with Northwest

        We derive substantially all of our revenues under the airline services agreement with Northwest. Northwest controls the scheduling, pricing, reservations, ticketing and seat inventories for our flights and is entitled to all passenger and cargo revenues associated with the operation of our aircraft. We believe this capacity purchase business model, in which a major airline buys the capacity of aircraft operated by a regional airline, is preferable to a revenue-sharing model, in which a regional carrier and a major airline share the revenue from passengers who connect between the two carriers, because the capacity purchase model reduces the financial risk of regional airlines and enables them to focus on operating their businesses with the highest standards, while maximizing their efficiency. The benefits to regional airlines operating under the capacity purchase model compared to the revenue-sharing model include:

  •
  the assumption of risk by the major carrier of revenue volatility associated with fares and passenger traffic on each operated flight;

  •
  the major carrier's assumption of the price volatility for specified expense items such as insurance and fuel;

  •
  the assumption by the major carrier of the cost of all distribution- and revenue-related costs, such as commissions, central reservation system fees and advertising; and

  •
  in some circumstances, the ability to profitably operate routes selected by the major carrier to maximize its own profitability, even though those routes might not have offered margins attractive enough to motivate us to offer services based on a revenue-sharing model.

        Additionally, our airline services agreement with Northwest contains several provisions that further reduce our financial risk, including:

  •
  Northwest compensates us in a manner designed to provide us with a target operating margin of 14% for the ten months ended December 31, 2002 and each fiscal year from 2003 through 2006.

  •
  Northwest guarantees us a minimum operating margin of 12% on an annual basis for those periods, excluding specified items, such as employee compensation expenses exceeding standard industry wages and performance incentives and penalties.

  •
  Beginning in 2007, the rates for block hours, cycles and fixed cost payments will be reset based on our historical and expected operating costs. From 2008 until 2011, these rates will increase annually based on increases in the Producer Price Index. In addition, the target operating margin will be reset to a market-based percentage in 2007, but the new target operating margin will be no lower than 10% and no higher than 14%. Beginning in 2007, there will be no minimum guaranteed operating margin.

  •
  Northwest has obtained long-term financing commitments from Bombardier for all of the regional jets that it has agreed to provide to us under the airline services agreement, eliminating the need for us to obtain financing with respect to these aircraft.

  •
  Northwest will reimburse us in full during the entire term of the agreement for a significant share of our operating costs, including fuel costs, basic aircraft rental cost and liability, war risk and hull insurance. These items represented approximately half of our total operating costs in 2001.

        We believe that our airline services agreement enables us to focus completely on operating our business with the highest standards and on maximizing our efficiency. With Northwest responsible for fares, passenger traffic and all other marketing functions, we are able to concentrate on our flight completion and on-time rates, customer service, cost-effective maintenance, employee training, labor costs and employee relations. See "—Our Airline Services Agreement with Northwest."

  Strong Operational Performance

        Our current management team has led a comprehensive operational turnaround of our company since Northwest Airlines Corporation acquired us in April 1997. Management has focused on improving customer service, training and development, infrastructure and preventative maintenance and has established a company culture with clear goals. As a result of these efforts, our on-time arrival percentage improved to 90.2% for 2001 from 75.0% for 1997. In addition, our completion factor improved to 98.6% for 2001, excluding September, from 97.1% for 1997. According to Department of Transportation reported statistics, our on-time performance was among the best in the airline industry in 2001.

  Experienced Management Team

        Our senior management team, led by our CEO, Philip Trenary, has an average of 21 years of experience in the airline industry and has been with our company for an average of five years. Mr. Trenary received the Commuter & Regional Airline News' airline executive of the year award in 2000 and, together with his management team, received the Diamond Certificate of Excellence in Maintenance presented by the FAA in 1999, 2000 and 2001. Mr. Trenary and his team have focused on growth by directing the acquisition of regional jets, infrastructure improvements at the Memphis hub and construction of a major training facility for employees.

Our Business Strategy

        Our goal is to position ourselves as a high-quality, cost-efficient regional airline and to grow our regional jet fleet, revenues, earnings and cash flow by seeking to:

  •
  Operate a modern, cost-efficient, all-CRJ aircraft fleet. We intend to provide high-quality, cost-efficient, all-regional jet feed to Northwest, and potentially other airlines in the future. Passengers prefer regional jets to turboprops because they are faster, quieter and perceived to be more comfortable. We plan to move to an all-jet fleet by the end of 2002. In addition, we believe that by operating a single class of aircraft, we will achieve increased efficiency and cost savings in employee training and aircraft maintenance.

  •
  Maintain and expand our long-established relationship with Northwest. We were established in 1985 in order to provide regional airline service to Republic Airlines, which was acquired by an affiliate of Northwest in 1986. On April 1, 1997 we were acquired by Northwest Airlines Corporation. We have provided regional airline service exclusively to Northwest since that time. Since 1998, our available seat miles have grown at a compound annual growth rate of 28%. We believe that our long-established relationship with Northwest will provide us with significant growth opportunities and that our operations are integral to Northwest's future growth. We intend to work closely with Northwest to expand service to existing markets, open new markets and offer convenient and frequent flights. We will also participate in Northwest's frequent flyer program. We also intend to compete for Northwest's firm and option CRJ deliveries beyond the 83 CRJs already committed to us.

  •
  Capitalize on growing Detroit, Minneapolis/St. Paul and Memphis markets. We believe that Northwest's substantial presence in and the major investments made to expand its three domestic hub airports provide us with opportunities to expand service to existing markets and to serve new markets from these hubs for Northwest. In Detroit, the new Midfield terminal opened in February 2002 with 72 Northwest mainline jet gates and a new regional aircraft terminal with 25 gates. In Minneapolis/St. Paul, a new regional aircraft terminal with 30 gates is scheduled to open in June 2002. In addition, all three of these Northwest hubs will have significant runway capacity as each airport will open or has recently opened an additional runway. When these expansions are completed in 2002, we anticipate that Northwest's Detroit, Minneapolis/St. Paul and Memphis hubs will have significant capacity for growth.

  •
  Pursue growth opportunities with other major airlines. Beginning no later than May 2004, Pinnacle Airlines Corp. will be permitted to establish operations independent of Pinnacle Airlines, Inc. to provide regional airline services to airlines other than Northwest outside of Northwest's hubs, subject to limitations contained in the airline services agreement. We believe that by successfully implementing our strategy of being a high-quality, cost-efficient operator, we will be well positioned to develop opportunities to become a regional airline partner for other major airlines.

  •
  Promote employee participation and achievement. We believe that our employees are our greatest asset and the cornerstone of exceptional reliability and customer service. Management has made a major commitment to employee training over the last four years, having developed a state-of-the-art corporate education center and, jointly with FlightSafety International, an aircraft simulator center featuring full-motion simulators. The corporate education center provides a wide array of courses, ranging from technical pilot, flight attendant and mechanic training to customer service skills and first level supervisory training, all aimed at fostering personal development for all our employees. We also have a strong commitment to communication, providing numerous avenues for supplying our employees with ready access to the information that affects them.

Our Industry

  Major, Low-fare and Regional Airlines

        Traditionally, several major U.S. carriers, including American Airlines, Continental Airlines, Delta Air Lines, Northwest, United Airlines and US Airways, have led the airline industry. These major carriers provide scheduled flights to most major cities in the United States and throughout the world, as well as smaller cities. The major carriers benefit from numerous advantages, including name recognition, long operating histories and sizeable financial assets.

        The majority of U.S. airlines use a "hub and spoke" strategy. Under this system, most of an airline's operations are concentrated at a limited number of hub cities, serving most other destinations in the system by providing one-stop or connecting service through the hub. This system allows passengers to fly between more locations without having to switch carriers and allows airlines to provide more frequent service to travelers than would be possible if every city were directly connected.

        In the early 1990s, the domestic airline industry suffered substantial financial losses due to adverse economic conditions and reduced demand for air travel. As a result, a number of airlines were forced to seek bankruptcy protection and subsequent reorganization. Turmoil in the traditional airline industry created an opportunity for low-fare, low-cost airlines. By offering few amenities and having lower cost structures, low-fare airlines, such as AirTran Airways, Frontier Airlines and Southwest Airlines, have been able to service the same cities as the major airlines at lower prices. Some of these low-fare carriers utilize the hub and spoke system, while others offer point-to-point service between pairs of cities.

        Regional airlines, including our company, American Eagle, Atlantic Coast Airlines, Atlantic Southeast Airlines, Comair, Continental Express, Horizon Airlines, Mesa Airlines, Mesaba Airlines and SkyWest Airlines, typically operate smaller aircraft on lower-volume routes that other carriers do not or cannot operate profitably. Most of the major U.S. carriers either own or contract with a regional carrier to feed their hub operations from smaller cities. Regional airlines, unlike low-fare carriers, do not create independent routes to compete directly with the major airlines. Instead, regional airlines often enter into agreements with one or more of the major carriers to use small aircraft to carry passengers booked and ticketed by the major airline between smaller outlying cities and hubs of the major airline. In providing these services to the major airline, the regional airline is either paid a fixed per-flight fee or a fee based on ticket revenue.

  Growth of the Regional Airline Business

        Since the deregulation of the airline industry in 1978, regional airlines have expanded their role in the U.S. transportation system. According to the Regional Airline Association, since the start of deregulation, regional airlines have produced an annual growth rate of 10.3% in passenger volume. The Regional Airline Association projects that industry revenue passenger miles, which represents the number of miles flown by revenue passengers, will continue to grow by double-digits each year until 2004 and then will subside to single digit growth until 2010. We believe that the growth in the number of passengers using regional airlines and the projected growth of industry revenue passenger miles can be attributed to a number of factors:

  •
  Many major airlines have realized that an effective method to gain customers and maximize system revenue, while lowering costs, is to utilize more cost-efficient regional airlines flying under the major airline's flight designator code and name to serve low-volume routes.

  •
  Regional airlines benefit from the strength of their major airline partners. Since major airlines are integrating regional airlines into their growth strategies, many regional airlines have expanded and may continue to do so.

  •
  Many regional airlines were founded during the deregulation era of the late 1970s and the highly competitive market that followed; consequently, regional airlines often have more favorable cost structures and leaner corporate cultures than the major airlines.

  •
  Regional airlines are rapidly replacing smaller turboprop planes with all jet fleets. Passengers prefer regional jets to turboprops because they are faster, quieter and perceived to be more comfortable.

        We believe the regional airlines' significant growth reflects the increasingly vital role of regional airline service throughout the U.S.

  Growth in the Use of Regional Jets

        We believe that the increasing presence of the regional jet starting in the mid-1990s has been, and will continue to be, a significant factor in the growth of the regional airline industry. Customer acceptance of regional jets has led to higher demand and remains an important factor in the growth of the regional airline industry. Passenger loads increased significantly in many markets where 30-seat turboprops were replaced by 50-seat regional jets. In addition, regional jets are cost effective and increase the efficiency of linking smaller markets to hubs. Regional jets can be used effectively on routes of up to approximately 1,500 miles compared to approximately 400 miles for turboprops. We believe the extended range, speed and greater comfort of regional jets increases demand, thus allowing regional airlines to operate on more and longer routes than they could with turboprops. This ability to profitably increase the number of cities served has greatly enhanced the utility of the major carriers' hubs by adding spoke cities and increasing the frequency of flights.

  Relationship between Regional and Major Airlines

        Generally, regional airlines enter into code-sharing agreements with major airlines, which allow the regional airline to use the two-letter flight designator code of the major airline for identification of the regional airline's flights and fares in the central reservation system. The regional airline is typically required to paint its aircraft with the colors and/or logos of its code-sharing partner and to allow itself to be marketed as being an element of the network of its code-sharing partner. The major airline generally provides reservation services, ticket stock, certain ticketing services, ground support services and gate access to the regional airline. In addition, the major airlines typically coordinate marketing, advertising and other promotional initiatives. In exchange for these services and privileges, the regional airline provides a designated number of low-capacity flights between larger airports served by the major airline, usually a hub of the major airline, and surrounding lower-volume cities.

        The monetary aspect of the agreement usually involves either a per-flight fixed-fee arrangement or a revenue-sharing arrangement. We believe the industry trend for publicly owned regional carriers is moving toward a fixed-fee arrangement similar to the arrangement we have with Northwest.

        Fixed-Fee Capacity Purchase Arrangements.    This type of arrangement assures the regional partner a guaranteed cash stream and profit margin as the major airline generally pays the regional airline fixed rates based on actual flights, with extra incentives based on factors such as completion of flights, on-time performance and satisfactory baggage handling. Additionally, the major airline usually bears the entire risk of changing fuel prices and the responsibilities of scheduling and pricing flights, marketing and controlling inventory. Regional airlines can benefit from a fixed-fee agreement because they are usually protected to some degree from many of the elements that cause volatility in the airline sector, such as variations in fuel prices, ticket prices and passenger loads. At the same time, regional airlines in this type of agreement do not benefit from positive trends in these areas. The major airlines benefit from this type of arrangement because they are more capable of controlling their entire network of flights while serving strategic routes that might otherwise have been unprofitable to the regional airline under a revenue-sharing arrangement.

        Revenue-Sharing Arrangements.    Under a revenue-sharing arrangement, the major airline and regional airline agree to a proration formula, under which the regional airline receives a percentage of the ticket revenues for passengers traveling for one segment of their trip on the regional carrier to another segment on the major airline. Under a revenue-sharing arrangement, the regional airline has more control over its flights and inventory, but usually still flies fixed routes for the major airline. Substantially all costs associated with the regional flight are incurred by the regional airline. The regional carrier is typically expected to handle marketing and assumes cost volatility, particularly in fuel prices. Fewer major airlines seem to be adopting revenue sharing agreements as they desire more control over the regional carriers that are becoming an integral part of their strategy.

  History of Pinnacle Airlines, Inc.

        Pinnacle Airlines, Inc., previously known as Express Airlines I, Inc., was a privately-held regional airline serving Northwest until its acquisition by Northwest Airlines Corporation on April 1, 1997. At the time of the acquisition, Pinnacle Airlines, Inc. operated 41 33-seat Saab and 21 19-seat Jetstream turboprop aircraft, serving Northwest's hubs in Memphis and Minneapolis/St. Paul and did not have a long-term airline services agreement with Northwest. Commencing in late 1997, Pinnacle Airlines, Inc. reduced its operations in Minneapolis/St. Paul and ceased operations at this hub completely in early 1998. In May 1999, Northwest selected Pinnacle Airlines, Inc. as its initial operator of CRJ aircraft. Pinnacle Airlines, Inc. received its first CRJ in April 2000 and began revenue flights with the CRJ in June 2000 out of Memphis. Pinnacle Airlines, Inc. began serving Northwest's Detroit hub with CRJs in April 2001 and commenced CRJ operations in Minneapolis/St. Paul in July 2001.

Markets and Routes

        Operating in conjunction with Northwest out of its three domestic hubs in Detroit, Minneapolis/St. Paul and Memphis, we operate a route network that is quickly expanding. Prior to beginning regional jet service in June 2000, we operated a fleet of 28 Saab 340 turboprops serving 35 cities in 13 states and were based solely out of Northwest's Memphis hub. As of March 31, 2002, we operated 35 CRJs and 18 Saab 340s serving 65 cities in 24 states out of Northwest's three hubs. In addition, we anticipate that our network will expand to over 85 cities in over 30 states by 2004 when our fleet expands to 83 CRJs. As of March 31, 2002, our route network spanned the entire eastern half of the United States. We fly as far west as Oklahoma City, Oklahoma, as far east as Burlington, Vermont, as far north as Traverse City, Michigan and as far south as Lafayette, Louisiana.

        The following map illustrates our routes from Northwest's three hubs as of March 31, 2002:

Pinnacle Airlines, Inc. Route Network

MINNEAPOLIS/
ST. PAUL
DETROIT
MEMPHIS
Wausau/
Stevens Pt
Green
Bay
Traverse
City
Burlington
Buffalo
Elmira
Appleton
Lansing
Flint
Sioux
Falls
Madison
Kalamazoo
Erie
Sioux City
Cedar Rapids
South
Bend
Toledo
Canton/Akron
Harrisburg
Omaha
Lincoln
Des
Moines
Moline
Bloomington
Columbus
Springfield
Louisville
Evansville
Wichita
Springfield/ Branson
Paducah
Bristol/Kingsport/
Johnson City
Joplin
Knoxville
Tulsa
Chattanooga
Greenville/
Spartanburg
Fayetteville
Huntsville
Tupelo
Muscle
Shoals
Ft. Smith
Oklahoma City
Little
Rock
Greenville
Charleston
Columbus/
Starkville
Birmingham
Monroe
Montgomery
Shreveport
Jackson
Savannah
Laurel/
Hattiesburg
Mobile
Panama City
Jacksonville
Alexandria
Pensacola
Tallahassee
Lafayette
Baton
Rouge
Saab 340 turboprop served city
CRJ served city

Detroit Metro Airport

        We began operating out of Detroit's Metropolitan Wayne County Airport in March 2001 with initial CRJ service to Pittsburgh, Pennsylvania; Kalamazoo, Michigan; and Appleton, Wisconsin. As of March 31, 2002, we had 14 CRJs based in Detroit. As of March 31, 2002, we operated 41 daily departures from Detroit Metropolitan Airport serving 24 cities in 16 states. Some of the markets we serve from Detroit include Burlington, Vermont; Omaha, Nebraska; and Savannah, Georgia. All of our departures in Detroit are served by regional jets. In Detroit, the new Midfield terminal opened in February 2002 with 72 Northwest mainline jet gates and a new regional aircraft terminal with 25 gates. We believe this expansion, coupled with an increase in runway capacity, will allow us to service new markets and to expand service to existing markets for Northwest.

        The following map illustrates our routes out of Detroit Metropolitan Airport as of March 31, 2002:

Pinnacle Airlines, Inc. Detroit Routes

Minneapolis/St. Paul International Airport

        We began operating out of Minneapolis/St. Paul International Airport in June 2001 with initial service to Tulsa, Oklahoma. As of March 31, 2002, we had 12 CRJs based in Minneapolis/St. Paul and operated 34 daily departures from Minneapolis/St. Paul International Airport, serving 17 cities in 11 states. Some of the markets we serve from Minneapolis/St. Paul include Jacksonville, Florida; Tulsa, Oklahoma; and Louisville, Kentucky. All of our departures from Minneapolis/St. Paul are served by regional jets. At the Minneapolis/St. Paul airport, a new regional terminal with 30 gates is scheduled to open in June 2002. We believe this expansion, coupled with an increase in runway capacity, will allow us to serve new markets and to expand service to existing markets for Northwest.

        The following map illustrates our routes out of Minneapolis/St. Paul Airport as of March 31, 2002:

Pinnacle Airlines, Inc. Minneapolis/St. Paul Routes

Memphis International Airport

        Until June 2000, when we started operating CRJs for Northwest Airlines, Memphis was the only Northwest hub from which we operated. As of March 31, 2002, we operated 10 CRJs and 18 Saab 340s based in Memphis. As of March 31, 2002, we operated 65 daily departures from Memphis International Airport serving 32 cities in 13 states. Some of the markets we serve from Memphis include Tallahassee, Florida; Wichita, Kansas; and Columbus, Ohio. By the end of 2002, we expect that all of our departures in Memphis will be served by regional jets.

        The following map illustrates our routes out of Memphis International Airport as of March 31, 2002:

Pinnacle Airlines, Inc. Memphis Routes

Aircraft Fleet

        The following table depicts our fleet of regional jets and turboprop aircraft as of March 31, 2002:

Type	Total Aircraft	Owned	Leased	Average Age (In Years)	Seats in Standard Configuration
Regional Jets:
CRJ	35	0	35	0.8	50
Turboprops:
Saab 340	18	0	18	13.0	33

Total	53	0	53	6.2

        We sublease 35 CRJs from Northwest. These 35 CRJ aircraft are, and the additional 48 regional jets that Northwest has agreed to provide to us under the terms of the airline services agreement will be, covered by operating leases expiring upon the termination of our airline services agreement. If Northwest exercises its termination right at the end of the initial term, we will have the right to renew the leases for an additional five years for the greater of then-existing market rates and our existing lease rate. We currently lease 18 Saab 340 turboprops from third parties under operating leases. Northwest intends to retire 13 of these Saab turboprop aircraft and transfer the remaining 5 Saab turboprop aircraft from our fleet to Mesaba by the end of 2002.

        Under the airline services agreement, Northwest has agreed to lease or sublease to us 48 additional CRJ200s or CRJ440s. In their standard configurations, CRJ200s are certificated as having 50 seats, while CRJ440s are certificated as having 44 seats. We are scheduled to receive 18 CRJs during 2002, 20 CRJs in 2003 and 10 CRJs in the first four months of 2004. This schedule is based on the 83 CRJs Northwest has agreed to provide to us under the airline services agreement and does not include any of the additional 46 CRJ firm aircraft and 175 CRJ option aircraft Northwest has on order that are not committed to us. Northwest is entitled to change the timing of the deliveries of the remaining 48 aircraft by either delaying or accelerating the delivery of any aircraft but has agreed to deliver a total of 83 CRJs by April 30, 2004, subject to Northwest receiving the aircraft from Bombardier by that time. Northwest has the option to place up to 221 additional aircraft with us to be operated under the terms of the airline services agreement. Alternatively, Northwest may negotiate with us to provide some of these aircraft to us on different terms. We intend to compete to operate these additional firm and option aircraft.

Our Airline Services Agreement with Northwest

  Overview of Agreement

        Under our airline services agreement, Pinnacle Airlines, Inc. flies all of its aircraft on behalf of Northwest. Northwest controls our scheduling, ticket prices and seat inventories for these flights and Northwest receives all ticket, cargo and mail revenues associated with the operation of our aircraft. Northwest compensates us for providing it with regional airline services in a manner intended to cover our operating costs and yield targeted operating margins.

  Payments

        Under the airline services agreement, we will receive the following types of payments from Northwest: payments representing full reimbursement of our cost for specified expenses; payments based on pre-set rates; margin payments; and incentive payments.

        Reimbursement payments.    We will receive monthly reimbursement for all expenses relating to: aircraft fuel; basic aircraft rentals; aviation liability, war risk and hull insurance; third-party deicing services; CRJ third-party engine and airframe maintenance; and hub facility rentals. Since Northwest pays us for the actual expenses we incur for these items, we have no financial risk associated with fluctuations in these costs. We expect that these reimbursement payments, together with the associated margin payments described below, will account for approximately half of our revenues.

        Payments based on pre-set rates.    We will receive semi-monthly payments for each block hour and cycle we operate and a monthly fixed cost payment based on the size of our fleet. These payments are designed to cover all of our expenses incurred in respect of the airline services agreement that are not covered by the reimbursement payments. The substantial majority of these expenses relate to labor costs, passenger handling costs, landing fees, overhead and depreciation. We expect that the payments we will receive for block hours, cycles and fixed costs, together with the associated margin payments described below, will account for approximately half of our revenues.

        Margin payments.    We will receive a monthly margin payment based on the revenues described above calculated to achieve a target operating margin.

        The portion of any margin payments attributable to the reimbursement payments will always be equal to the targeted operating margin for the relevant period. However, since the payments based on pre-set rates are not based on the actual expenses we incur, if our expenses are not covered by these payments, our actual operating margin with respect to those payments could differ from our target operating margin.

        Incentive payments and penalties.    We will receive semi-annual incentive payments based on certain performance criteria, such as completion, on-time performance, baggage handling and customer complaints. We may also be subject to semi-annual performance penalties under the agreement. We will account for any penalties as a reduction in revenues. The amount of any incentive payments or penalties, which are an offset to revenue, will be less than 2% of the total compensation that we will be entitled to receive under the airline services agreement.

  Financial Arrangement through December 31, 2006

        The target operating margin for the ten months ended December 31, 2002 and each fiscal year from 2003 through 2006 is 14%.

        The rates for block hours and cycles have been determined for each of the years from 2002 through 2004. Our fixed cost rate has been determined for 2002 and will be adjusted annually through 2004 based on the growth of our fleet and yearly increases of up to 5% in the Producer Price Index. These rates, in conjunction with the margin payments, have been calculated with the intention of yielding a 14% annual operating margin. To the extent that our actual operating margin deviates from 14% in 2004, other than as a result of the excluded expenses listed below, our block hour, cycle and fixed cost rates will be adjusted for 2005 by resetting them so that they would have yielded a 14% margin in 2004 and increasing those rates based on increases of up to 5% in the Producer Price Index from 2003 to 2004. These rates will be increased in 2006 to reflect an increase of up to 5% in the Producer Price Index. Northwest will also reimburse us for specified costs and pay us a 14% annual operating margin on those expenses through 2006, as described above.

        The airline services agreement ensures that even if our actual expenses are greater or less than anticipated, we will earn an operating margin ranging from 12% to 16% for the ten months ended December 31, 2002 and each fiscal year from 2003 through 2006; however, our operating margin could be less than 12% to the extent that we incur any of the following expenses:

  •
  employee bonuses and incentives to the extent they exceed amounts used in calculating our block hour, cycle and fixed rates;

  •
  employee compensation expenses in excess of standard industry wages as defined in the airline services agreement;

  •
  depreciation expense associated with any capital expenditures in excess of $250,000 that Northwest designates as excludable for purposes of this provision;

  •
  any asset write-downs (other than normal depreciation) or extraordinary charges as defined by GAAP;

  •
  penalties under the airline services agreement as a result of not satisfying specified performance measures;

  •
  CRJ lease termination costs; and

  •
  any fines or penalties paid to a governmental entity.

Following completion of the ten months ended December 31, 2002 and each fiscal year from 2003 through 2006, if our actual operating margin for the year is below the 12% floor or above the 16% ceiling, then Northwest will pay to us, or we will pay to Northwest, a payment to reach the 12% floor or 16% ceiling, as applicable, with respect to the aggregate payments Northwest has made to us that year, subject to the limitations described above. We will record an amount each quarter to reflect our right to receive or our obligation to pay any operating margin adjustment payment, and any net payment will be made annually.

        Any performance incentives that we earn under the airline services agreement would be in addition to any adjusted margin payments.

  Financial Arrangement beginning January 1, 2007

        Prior to 2007, we and Northwest will negotiate new rates for block hours and cycles, as well as our fixed cost rate for 2007 based on our historical and expected operating costs. The airline services agreement provides that the target operating margin will be reset to be consistent with then-current market rates, but the new target operating margin will be set no lower than 10% and no higher than 14%. Market rates will be based on the weighted average operating margin of the five largest publicly traded domestic regional airlines, excluding us. Rates set for 2007 will be increased in each of the years from 2008 through 2011 based on increases in the Producer Price Index. Northwest will also continue to reimburse us for specified costs and pay us the revised target operating margin on those expenses. If our actual operating margin for any year beginning with 2007 exceeds the revised target operating margin by up to five percentage points, we will pay Northwest an amount equal to half of the excess. In addition, if our actual operating margin exceeds the targeted operating margin by more than five percentage points, we will also pay to Northwest all of the excess above five percent. We will record an amount each quarter to reflect our obligation to pay any operating margin adjustment payment and will make any required payment annually. Beginning in 2007, Northwest will not be required to make any margin adjustment payments to us if our actual operating margin is below the revised target operating margin.

  Scope of Agreement

        The airline services agreement covers all of our existing fleet, as well as the 48 additional regional jets scheduled to become part of our fleet by April 30, 2004. In addition to those 48 regional jets, at its option Northwest may also add up to 221 additional regional jets to our fleet to be operated by us under the terms of the airline services agreement. However, once we have more than 83 regional jets, Northwest also has the right to reduce the number of regional jets to as few as 83, or fewer in the event of a strike. See "—Labor Disruption." Additionally, Northwest will have the right to cause us to assign or sublease to Northwest or its designee any or all of our turboprops. We expect Northwest to cause us to transfer a portion of our turboprop fleet to Mesaba in 2002. Northwest is also responsible for scheduling all aircraft covered by the airline services agreement.

  Code-Sharing and Marketing

        Our airline services agreement with Northwest requires us to use its two-letter flight designator code (NW*) to identify our flights in the central reservation system, to paint our aircraft with its colors and/or logos and to market and advertise our status as being a part of the Northwest route system. The agreement also gives us a non-exclusive license to fly under the Northwest Airlink name. Under the airline services agreement, passengers on our aircraft participate in WorldPerks, Northwest's frequent flyer program. We do not pay fees with respect to these services.

  Aircraft Financing

        We will lease or sublease all of our regional jets from Northwest at a fixed monthly rate under the airline services agreement. We will also sublease all of our spare engines from Northwest. These rental expenses will be reimbursed by Northwest. Northwest has obtained long-term financing commitments from Bombardier for all of the additional regional jets that it has agreed to provide to us under the airline services agreement, eliminating the need for us to obtain financing with respect to these aircraft.

  Airport Facilities and Ground Handling

        Northwest grants us the right to use facilities that it leases from authorities at various airports. In addition, at a number of airports where Northwest operates, we do not maintain our own ground support equipment and personnel and instead obtain ground handling services from Northwest. These services include gate access, aircraft loading and unloading and passenger enplaning and deplaning services. Under the airline services agreement and our facilities agreements with Northwest, we will be entitled to use Northwest's facilities and obtain ground handling services to fulfill our obligations under the airline services agreement but not to service other carriers or operate flights under our own flight designator code without the approval of Northwest. Northwest will be responsible for all capital and start-up costs at its hub airports and at any other facilities where it elects to provide ground handling services to us. We will be responsible for any capital and start-up costs associated with any facilities at other airports at which we perform our own ground handling functions.

        At any airport at which we provide our own ground handling services, subject to some exceptions, Northwest can require us at any time, including upon cessation of operating scheduled flights on behalf of Northwest, to use our best efforts to assign or sublease the ground handling facilities to Northwest or its designee.

        Furthermore, Northwest can require us, at any time, to transfer, subject to applicable laws, to Northwest or its designee at no charge any of our airport takeoff or landing slots, route authorities or other regulatory authorizations used for our scheduled flights under the airline services agreement.

  Establishing New Operations

        Pinnacle Airlines Corp. may begin providing regional airline services to airlines other than Northwest beginning no later than May 2004 using aircraft certificated as having no more than the greater of (1) 44 seats and (2) the highest number of seats that a jet aircraft may have and still have one less seat than an aircraft defined as a "regional jet" under Northwest's collective bargaining agreement with its pilots. In order to do this, we will be required to set up new operations that are independent of the operations we use to provide regional airline services to Northwest. Our officers may begin planning these activities beginning in May 2003. Since the airline services agreement is designed to compensate us for the costs we incur in providing airline services to Northwest, the agreement requires that the basis of those expenses be kept separate from any other operations. As a result, we may not use any assets, including our aircraft or employees used to provide airline services to Northwest for the purpose of providing airline services to another carrier without Northwest's consent.

        If we or any of our affiliates enters into an agreement with another major airline to provide regional airline services on terms and conditions that are in the aggregate more favorable to the major airline than the terms and conditions of the airline services agreement are to Northwest, then Northwest will be entitled to amend our airline services agreement to conform the terms and conditions of the airline services agreement to the terms and conditions of the agreement with the other major airline.

        During the term of our airline services agreement, our arrangement with Northwest restricts us from flying under our or another carrier's flight designator code to or from Northwest's domestic hub airports without Northwest's prior written consent. Hub airports are defined as airports to which Northwest, together with its subsidiaries and Northwest Airlink carriers operating under Northwest's designator code, operate an average of more than 50 departures per day during any Northwest schedule period.

  Northwest's Ability To Use Other Regional Airlines

        The airline services agreement does not prohibit Northwest from competing, or from entering into agreements with other airlines that would compete, with routes we serve. Because our license from Northwest to use the Northwest Airlink name and other trademarks is non-exclusive, Northwest is not prohibited from permitting any other regional airline from operating under the Northwest Airlink name, as Mesaba does currently.

  Labor Disruption

        If, as a result of a strike affecting our employees, we do not operate more than 50% of our aircraft for more than seven consecutive days or we do not operate more than 25% of our aircraft for more than 21 consecutive days, other than as a result of (1) an FAA order grounding all commercial flights or all air carriers or grounding a specific aircraft type of all carriers, (2) a scheduling action by Northwest or (3) Northwest's inability to perform its obligations under the airline services agreement as a result of a strike by Northwest employees. The airline services agreement provides that Northwest will have the right to:

  •
  terminate the airline services agreement, which would immediately terminate the leases and subleases for all of our CRJs; and

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  prior to electing to terminate the airline services agreement, immediately terminate the subleases for 33 of our CRJs, and if the strike continues for more than 45 days, terminate the subleases for all but 50 of our CRJs.

  Term and Termination of Agreement; Remedies for Breach

        The initial term of the agreement expires on February 29, 2012, subject to renewal automatically for successive five-year renewal periods, unless Northwest gives us at least two years' advance notice of non-renewal prior to the end of any term. Northwest may terminate the agreement at any time for cause, which is defined as:

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  our failure to make any payment under any aircraft lease or sublease;

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  an event of default by us of any term of any aircraft lease or sublease;

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  an event of default under any of our other agreements with Northwest;

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  our failure to maintain required insurance coverages;

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  our failure to comply with Northwest's inspection requirements;

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  our failure to operate more than 50% of our aircraft for more than seven consecutive days or our failure to operate more than 25% of our aircraft for more than 21 consecutive days, other than as a result of (1) an FAA order grounding all commercial flights or all air carriers or grounding a specific aircraft type of all carriers, (2) a scheduling action by Northwest or (3) Northwest's inability to perform its obligations under the airline services agreement as a result of a strike by Northwest employees;

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  suspension or revocation of our authority to operate as an airline by the FAA or DOT;

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  a change of control of our company;

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  (1) commencement of operation by Pinnacle Airlines, Inc. or an affiliate of an aircraft type which causes Northwest to violate its collective bargaining agreement with its pilots or (2) operation by an affiliate of Pinnacle Airlines, Inc. of aircraft certificated as having more than the greater of (A) 44 seats or (B) the highest number of seats that a jet aircraft may have and still have one less seat than an aircraft defined as a "regional jet" under Northwest's collective bargaining agreement with its pilots; and

  •
  any replacement of the chief executive officer of either Pinnacle Airlines Corp. or Pinnacle Airlines, Inc. that is not approved by Northwest.

        Northwest may also terminate the agreement at any time upon bankruptcy of our company or for any breach of the agreement by us that continues uncured for more than 30 days after we receive notice of the breach; provided that in the case of a non-monetary default, Northwest may not terminate the agreement if the default would take more than 30 days to cure and we are diligently attempting to cure the default.

        In addition, we and Northwest are both entitled to seek an injunction and specific performance for a breach of the agreement.

  Treatment of Assets upon Termination

        If Northwest exercises its termination right at the end of the initial term of the airline services agreement, we will have the right to extend our aircraft leases and subleases with Northwest for 83 CRJs and any subleased spare engines for an additional five years for the greater of market rates or existing lease terms. If we elect to keep the additional aircraft and engines beyond the termination of the airline services agreement, we will no longer be operating the aircraft as a Northwest Airlink carrier. If Northwest terminates the airline services agreement for cause, it will have the right to terminate our leases or subleases for aircraft covered by the agreement at the time of termination and to take possession of these aircraft. We currently sublease all of our regional jets from Northwest, and we currently lease all of our turboprops from third parties. If the airline services agreement is terminated by Northwest for cause, we would lose access to all of our regional jets and, as a result, our business, operations and ability to generate future revenue would be materially adversely affected.

        If Northwest exercises its termination right at the end of the initial term and we elect to keep the aircraft and the engines, we will be able to extend leases and subleases from Northwest for maintenance facilities and we will be entitled to retain equipment and leases and other agreements with third parties relating to the operation of the CRJs until the earlier of the expiration date of the support agreements or the additional five year period; however, Northwest will have the right to terminate its leases and subleases with us for airport terminal facilities. In the case of any other termination of the airline services agreement, Northwest will have the right to require us (1) to terminate all leases, subleases and agreements it has with us, (2) to assign, or use our best efforts to assign to it, subject to some exceptions, any leases with third parties for facilities at airports to which we fly scheduled flights on its behalf and (3) to sell or assign to it facilities and inventory then owned or leased by us in connection with the services we provide to Northwest for an amount equal to the lesser of fair market value or depreciated book value of those assets.

  Indemnification

        In general, we have agreed to indemnify Northwest and Northwest has agreed to indemnify us for any damages caused by any breaches of our respective obligations under the agreement or caused by our respective actions or inaction under the airline services agreement.

Facilities

        We have the following significant dedicated facilities:

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  Memphis, Tennessee Headquarters—We lease approximately 34,000 square feet of office space comprising our corporate headquarters and our Corporate Education Center. This lease expires in August 2004.

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  Memphis, Tennessee Hangar—We lease from the airport approximately 41,000 square feet on which our principal maintenance base is located. This lease expires in December 2016.

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  Monroe, Louisiana Hangar—We lease from third parties a single-bay hangar comprising approximately 9,300 square feet. The term of this lease is year-to-year.

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  Knoxville, Tennessee Hangar—We sublease from a third party approximately 19,000 square feet housing a temporary two-bay hangar facility, which we will use until Northwest provides us with a permanent four-bay facility that it is constructing for our use. The sublease for the temporary facility expires in August 2002. Northwest will sublease the permanent hangar facility to us upon completion, which is expected to be in August 2002. The new hangar will comprise approximately 55,000 square feet. The lease for this hangar facility will expire on the earlier of the termination of Northwest's lease for the property and the termination of the airline services agreement.

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  South Bend, Indiana Hangar—We sublease from Northwest a two-bay maintenance facility comprising approximately 30,000 square feet. The lease for this hangar facility will expire on the earlier of the termination of Northwest's lease for the property and the termination of the airline services agreement.

  •
  Memphis, Tennessee Shops—We lease from third parties approximately 7,000 square feet for the company's avionics and interior shops. This lease expires in January 2003.

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  Detroit, Michigan Parts Warehouse—We lease from third parties approximately 6,000 square feet adjacent to the Detroit airport for inventory storage. This lease expires in February 2003.

        We anticipate that we will be able to renew the leases covering the above facilities or obtain replacement facilities if needed.

        In addition, in connection with the airline services agreement, we will enter into a facilities use agreement under which we will have the right to use Northwest terminal gates, parking positions and operations space at the Detroit, Minneapolis/St. Paul and Memphis airports. This agreement will be coterminous with the airline services agreement.

Employees

        As of March 31, 2002, we had 1,837 employees, including 484 pilots, 231 flight attendants (of whom 54 are part-time), 661 customer service personnel (of whom 207 are part-time), 273 mechanics and other maintenance personnel, 52 dispatchers/crew resource personnel and 136 management and support personnel. The part-time employees work varying amounts of time, but typically are half-time or less employees. As is customary in the airline industry, we also use third parties to provide ground handling personnel in some stations. Currently, a majority of these ground handling services are provided by Northwest and Mesaba Airlines.

        Labor costs are a significant component of airline expenses and can substantially impact our results. While we cannot assure you that what we regard as our generally good labor relations and high labor productivity will continue, an important component of our business strategy is the preservation of good relations with our employees, approximately 39% of whom are represented by unions.

        The following table reflects our principal collective bargaining agreements and their respective amendable dates.

Employee Group	Employees as of March 31, 2002	Representing Union	Contract Amendable Date
Pilots	484	Air Line Pilots Association	4/30/2005
Flight Attendants	231	Paper, Allied-Industrial, Chemical and Energy Workers International Union	7/31/2006

        Our other employees are not covered by collective bargaining agreements. However, on April 25, 2002, the National Mediation Board notified us that the Paper, Allied Industrial, Chemical and Energy Workers International Union had commenced proceedings with it seeking a representation election for our ramp and customer service employees. In the past, PACE and other unions have sought to organize our mechanics and customer service personnel. These employees have rejected these efforts in the past, but we cannot assure you that these employees would not choose union representation in a future election.

Maintenance of Aircraft

        Using a combination of FAA-certified maintenance vendors and our own personnel and facilities, we maintain our aircraft on a scheduled and "as-needed" basis. We emphasize preventive maintenance and inspect our engines and airframes in accordance with our preventative maintenance policies and procedures.

        The maintenance performed on our aircraft can be divided into three general categories: line maintenance, heavy maintenance checks and engine and component overhaul and repair. Line maintenance consists of routine daily and weekly scheduled maintenance checks on our aircraft, including pre-flight, daily, weekly and overnight checks and any diagnostic and routine repairs. Our technicians perform all of our line maintenance on the CRJs and Saabs.

        We contract with Bombardier, the CRJ manufacturer, to perform heavy maintenance checks on the CRJs for us. We perform all engine and airframe heavy maintenance on the Saabs. Heavy maintenance checks consist of more complex inspections and servicing of the aircraft that cannot be accomplished during an overnight visit. These checks occur at approximately every 8,000 flight hours and can range in duration from a few days to approximately one month, depending on the magnitude of the work prescribed in the particular check. Component overhaul and repair involves sending parts, such as engines, landing gear and avionics to a third-party, FAA-approved maintenance facility for repair or overhaul. We have an Engine Cost Maintenance Program, or "power-by-the-hour," agreement with General Electric on our Saab engines, and a time and materials contract with General Electric on our CRJ engines. We are also party to power-by-the-hour agreements with various other vendors covering avionics, propellers, auxiliary power units and brakes.

        The average age of the regional jets in our fleet is less than one year. As a result, as we continue to receive new CRJs from Northwest pursuant to the airline services agreement, we will continue to have a very young fleet. In general, the CRJ aircraft do not require heavy maintenance checks until they have flown approximately 8,000 hours. Because many of our aircraft are new, our first scheduled heavy airframe structural inspection is not expected until the end of 2002. Since Northwest is required to reimburse us for and pay a margin on these maintenance expenses for our CRJs under the airline services agreement, we expect that the profit we derive from maintenance will be minimal while our fleet is young and will grow as the aircraft age. Maintenance expenses for our Saab turboprops are factored into the block hour and cycle rates for those aircraft.

Training

        We perform the vast majority of training of our flight personnel in our Corporate Education Center in Memphis, Tennessee and the Memphis, Tennessee simulator center operated by FlightSafety International. Some overflow training is provided by FlightSafety International at various other simulator centers throughout the U.S. at our request. The Memphis simulator center currently includes three full-motion simulators, one for Saab and two for CRJ training. Under our agreement with FlightSafety International with regard to the Memphis simulator center, we have first call on all of the simulator time available in the Memphis center. We expect that essentially all of our simulator needs will be met by the Memphis center throughout the delivery stream of the committed aircraft. The center also has provisions for a fourth simulator with no modification to the building should future firm or option aircraft awarded to us require additional simulator capacity. Almost all of the instructors used in the Memphis center are typically either professional instructors or trained line pilot instructors. In FlightSafety International centers elsewhere, FlightSafety International occasionally furnishes instructors.

        All mechanics and avionics specialists employed by us have appropriate training and experience and hold required licenses issued by the FAA and the Federal Communications Commission. We provide periodic in-house and outside training for our maintenance personnel and take advantage of manufacturers' training programs offered, particularly when acquiring new aircraft.

        Training of mechanics, flight attendants and customer service personnel is conducted in the Corporate Education Center by professional instructors.

Competition

        We are the leading regional airline operating out of Memphis International Airport, and we currently are the only operator of 44-seat and 50-seat regional jets as a code-share partner of Northwest. However, Mesaba Airlines, in which Northwest owns a 28% equity interest, also operates as a regional code-share partner of Northwest, operating out of the same three hub airports from which we operate. Mesaba is larger than we are and has greater financial and other resources. Mesaba operates Saab 340 turboprop aircraft and 69-seat AVRO regional jets. Additionally, Northwest code-shares with other regional airlines in other regions of the United States, operating various types of aircraft. We cannot assure you that Northwest will not expand those relationships in competition with us, or that Northwest will not establish relationships with other regional carriers, including awarding them future deliveries of 44-seat and 50-seat jets.

        The airline industry is highly competitive. Northwest competes with other major carriers as well as low fare airlines on its routes, including the routes we fly. Some of these airlines are larger and have significantly greater financial and other resources than Northwest. Competitors could rapidly enter markets we serve for Northwest and quickly discount fares, which could lessen the economic benefit of our regional jet operations to Northwest.

Regulation

        We operate under certificates of public convenience and necessity issued by the Department of Transportation. These certificates may be altered, amended, modified or suspended by the DOT if public convenience and necessity so require, or may be revoked for intentional failure to comply with the terms and conditions of a certificate. The DOT has established regulations affecting the operations and service of the airlines in many areas, including consumer protection, non-discrimination against disabled passengers, minimum insurance levels and others. Failure to comply with DOT regulations can result in civil penalties, revocation of authority or criminal sanctions. In addition, we operate in certain Essential Air Service markets, and our ability to terminate service in those markets is subject to review and approval of the DOT.

        Airlines are also regulated by the FAA, primarily in the areas of flight operations, maintenance, ground facilities, security, transportation of hazardous materials and other technical matters. The civil aviation security functions of the FAA are being transferred to the Transportation Security Administration under the Aviation and Transportation Security Act, or Aviation Security Act. The FAA requires each airline to obtain an operating certificate authorizing the airline to operate at specific airports using specified equipment. We hold an air carrier certificate issued by the FAA. Failure to comply with FAA regulations can result in civil penalties, revocation of our air carrier certificate or criminal sanctions. In the area of security, since the events of September 11, 2001, Congress has mandated and the FAA has passed numerous new security procedures that will impose additional compliance responsibilities and costs on airlines. Under FAA regulations, we have established, and the FAA has approved, a maintenance program for each type of aircraft operated by us that provides for the ongoing maintenance of these aircraft, ranging from frequent routine inspections to major overhauls.

        The DOT allows local airport authorities to implement procedures designed to abate special noise problems, provided such procedures do not unreasonably interfere with interstate or foreign commerce or the national transportation system. Certain airports, including the major airports at Boston, Washington, D.C., Chicago, Los Angeles, San Diego, Orange County (California) and San Francisco, have established airport restrictions to limit noise, including restrictions on aircraft types to be used and limits on the number of hourly or daily operations or the time of such operations. In some instances, these restrictions have caused curtailments in services or increases in operating costs, and such restrictions could limit our ability to commence or expand our operations at affected airports. Local authorities at other airports are considering adopting similar noise regulations.

        Many aspects of our operations are subject to increasingly stringent federal, state and local laws. Future regulatory developments could adversely affect operations and increase operating costs in the airline industry. We believe that we are operating in compliance in all material respects with DOT and FAA regulations and hold all necessary operating and airworthiness authorizations and certificates.

Safety and Security

        We are dedicated to ensuring the safety and security of our customers and employees. We have taken numerous measures, as required by regulatory authorities, to increase both the safety and security of our operations in the wake of the terrorist attacks of September 11, 2001.

        For example, since September 11, 2001, we have implemented various security enhancements, including:

  •
  implementation of a system-wide positive bag match program;

  •
  reinforcement of all cockpit doors; and

  •
  implementation of strict in-flight cockpit access procedures, including the removal of all cockpit access keys from within the main cabin.

Environmental Matters

        We are subject to regulation under various environmental laws and regulations, which are administered by numerous state and federal agencies, including the Clean Air Act, the Clean Water Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980. In addition, many state and local governments have adopted environmental laws and regulations to which our operations are subject.

        We are and may from time to time become involved in environmental matters, including the investigation and/or remediation of environmental conditions at properties used or previously used by us. We are not, however, currently subject to any environmental cleanup orders imposed by regulatory authorities, nor do we have any active investigations or remediations at this time.

Insurance

        We currently maintain insurance policies for: aviation liability, which covers public liability, passenger liability, hangar keepers' liability, baggage and cargo liability and property damage; war risk, which covers losses arising from acts of war, terrorism or confiscation; hull insurance, which covers loss or damage to our flight equipment; and workers' compensation insurance. The airline services agreement requires that we maintain specified levels of these types of policies.

        Our aviation liability, war risk and hull insurance coverage is obtained through a combined placement with Northwest. Under the airline services agreement, our cost of aviation liability, war risk and hull insurance will be capped at the lower of actual cost and amounts based on the value of our fleet and revenue passenger miles we fly. Northwest will reimburse us and pay us a margin on these costs. As a result, our operating margin would not be adversely affected if our insurance costs for these items increased.

        We believe that our insurance policies are of types customary in the industry and in amounts we believe are adequate to protect us against material loss. It is possible, however, that the amount of insurance we carry will not be sufficient to protect us from material loss.

        In the aftermath of the September 11 terrorist attacks, some aviation insurance could become unavailable or available only for reduced amounts of coverage, which would result in our failing to comply with the levels of insurance coverage required by the airline services agreement, our other contractual agreements or applicable government regulations. Additionally, war risk coverage or other insurance might cease to be available to our vendors or might only be available for reduced amounts of coverage.

        We were given the option under the Air Transportation Safety and Stabilization Act, signed into law on September 22, 2001, to purchase certain third-party war risk liability insurance from the U.S. government on an interim basis at rates that are more favorable than those available from the private market; Northwest has purchased this insurance on our behalf from the FAA as provided under the Act.

Legal Proceedings

        We are a defendant in various lawsuits arising in the ordinary course of our business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty, it is the opinion of our management, based on current information and legal advice, that the ultimate disposition of these suits will not have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Directors, Executive Officers and Key Employees

        The following table provides information regarding our directors, executive officers and key employees as of April 26, 2002:

Name	Age	Position(s)
Philip H. Trenary	47	President and Chief Executive Officer and Director
Curtis E. Sawyer	50	Vice President and Chief Financial Officer
Edgar C. Fell	58	Vice President, Safety and Regulatory Compliance
Robert W. Lowe	54	Vice President, Customer Service
Alice G. Pennington	46	Vice President, Human Resources
D. Philip Reed, Jr.	46	Vice President, Marketing
Douglas W. Shockey	43	Vice President, Maintenance and Engineering
Jonathan G. Young	46	Vice President, Flight Operations
Mickey P. Foret	56	Director
Dirk C. McMahon	42	Director

        We describe briefly below the business experience of our directors, executive officers and key employees.

        Philip H. Trenary has been President and Chief Executive Officer since April 1997. Mr. Trenary was appointed to our board of directors in February 2002. Mr. Trenary was the founder and former Chief Executive Officer of Lone Star Airlines and served as Chief Executive Officer of that company from 1984 to 1996. He also serves as a Director of EnVectra-Hazardous Waste Management Co. and Bancorp South.

        Curtis E. Sawyer has been Vice President and Chief Financial Officer since April 1997. Prior to joining our company, Mr. Sawyer was Director of Aircraft Transactions for Northwest from 1996 to 1997. Prior to joining Northwest, Mr. Sawyer held the position of Chief Financial Officer for Lend Lease Trucks from 1993 to 1995, and for Renaissance Cruise Lines from 1991 to 1993. Prior to those positions, Mr. Sawyer held various positions at Ryder System, Inc. from 1978 to 1991.

        Edgar C. Fell has been Vice President, Safety and Regulatory Compliance since June 1998. Prior to joining our company, Mr. Fell held various management positions with the Federal Aviation Administration from 1980 to 1998, most recently serving as Director, Flight Program Oversight, from 1997 to 1998.

        Robert W. Lowe has been Vice President, Customer Service since July 1997. Prior to joining the company, Mr. Lowe spent a year at Lone Star/Aspen Mountain Air as its Director of Stations and Security. Previously, Mr. Lowe served Continental Airlines in various customer service management positions from 1971 to 1996.

        Alice G. Pennington has been Vice President, Human Resources since May 2001. She joined our company in January 1999. Prior to joining our company, Ms. Pennington served as Director of Human Resources for Celcore/DSC Communications/Alcatel from 1996 to 1999.

        D. Philip Reed, Jr. has been Vice President, Marketing and In-Flight Services since May 1995. Prior to joining our company, Mr. Reed was Senior Vice President, Sales & Marketing for Traveline Consortium from 1994 to 1995. Previously, Mr. Reed held various sales management positions with Eastern Airlines and Continental Airlines from 1985 to 1994, and with Eastern Airlines in the In-Flight Department from 1979 to 1985.

        Douglas W. Shockey has been Vice President, Maintenance and Engineering since December 1995. Prior to joining our company, Mr. Shockey was Vice President, Maintenance and Engineering for Flagship Airlines from 1988 to 1995. Previously, Mr. Shockey was also Vice President for Air Midwest from 1984 to 1988.

        Jonathan C. Young has been Vice President, Flight Operations since August 1998. Prior to joining our company, Mr. Young was Manager, Flight Operations and Quality Assurance for Northwest from 1997 to August 1998. Previously, Mr. Young held Director of Flight Training positions for FlightSafety International, Phoenix Airlines Services, Inc. and American Eagle Flagship.

        Mickey P. Foret is a Northwest-designated member of our board of directors. He has served as Executive Vice President and Chief Financial Officer of Northwest Airlines Corporation and Northwest since September 1998. He also serves as Chairman and Chief Executive Officer of Northwest Airlines Cargo Inc. Mr. Foret rejoined Northwest in May 1998 as Special Projects Officer. He previously served as Executive Vice President and Chief Financial Officer of Northwest from September 1993 to May 1996. From June 1996 to September 1997, Mr. Foret served as President and Chief Operating Officer of Atlas Air, Inc.

        Dirk C. McMahon is a Northwest-designated member of our board of directors. He has served as Senior Vice President, Customer Service of Northwest since August 2001. He previously served as Senior Vice President, Ground Operations from March 2000 to August 2001, Vice President, Ground Operations, from January 1999 to March 2000 and Vice President, Line Maintenance, from September 1996 to January 1999. Mr. McMahon joined Northwest in 1985 and has also held positions in ground operations, pricing, finance, cargo and line maintenance.

        The following individuals have agreed to serve as directors on our board following the consummation of this offering:

        Stephen E. Gorman will be appointed Chairman of our board of directors following the consummation of this offering. Mr. Gorman has been President, North America of Krispy Kreme Doughnuts since August 2001. From 1996 to August 2001, Mr. Gorman served in a number of senior management positions for Northwest. He was Executive Vice President, Technical Operations and Flight Operations of Northwest from February 2001 to August 2001, Senior Vice President, Technical Operations from January 1999 to February 2001, and Vice President, Engine Maintenance Operations from 1996 to January 1999. Prior to joining Northwest, Mr. Gorman was Vice President, Operations for Aviall, Inc. Mr. Gorman is also a director of Rohn Industries, Inc.

        Nicholas R. Tomassetti has been President & Chief Executive Officer of NRT Associates since January 2, 2002. From March 2000 through January 2002, he served as President & Chief Executive Officer of Airbus North America Holdings, Inc. and from 1994 to March 2000, he served as President & Chief Operating Officer of that company. Prior to joining Airbus, Mr. Tomassetti served in a number of executive positions for Douglas Aircraft Corporation and Pratt & Whitney. Mr. Tomassetti is also a director of EarthFirst Technologies, Inc.

        Donald J. Breeding has been President & Chief Executive Officer of Airline Management, LLC since 1997. From 1992 to 1997, he served as President, Chief Executive Officer and director of Continental Micronesia, a majority owned subsidiary of Continental Airlines, and from 1988 to 1992 he served as Senior Vice President, Operations for Continental Airlines. Prior to joining Continental Airlines, he served in a number of executive positions for Eastern Airlines and Texas International Airlines. Mr. Breeding is also a director of Miami Air International.

        Thomas S. Schreier, Jr. has been Chief Executive Officer of U.S. Bancorp Asset Management since November 2000 and President of First American Funds since February 2001. From 1998 to November

2000, Mr. Schreier served as Senior Managing Director and Head of Equity Research for U.S. Bancorp Piper Jaffray. Prior to joining U.S. Bancorp Piper Jaffray, Mr. Schreier was a senior airline equity analyst and director in the Equity Research department at Credit Suisse First Boston. He has also served as Vice President of Finance for Northwest from May 1995 to August 1996.

Board Structure and Compensation

        Our board of directors is currently comprised of three directors, and we expect to add four additional directors (Messrs. Gorman, Tomassetti, Breeding and Schreier) to our board of directors upon the closing of this offering. In accordance with the terms of our certificate of incorporation, our board of directors, excluding the Northwest-designated directors will be divided into three classes, each serving staggered three-year terms: Class I, whose initial term will expire at the first annual meeting of stockholders after this offering; Class II, whose initial term will expire at the second succeeding annual meeting of stockholders; and Class III, whose initial term will expire at the third succeeding annual meeting of stockholders. As a result, during each annual election only one class of directors will be elected by stockholders, and directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. There are no family relationships among any of our directors and executive officers.

        Each director who is not a salaried officer or employee of our company will receive an annual retainer fee of $25,000, an annual grant of non-qualified stock options to purchase 9,000 shares of our common stock, which options will vest one year from the date of grant and have a six-year term, a meeting attendance fee of $1,000 per meeting and reimbursement of all out-of-pocket expenses incurred in performance of the director's duties. The Chairman of our board of directors will receive an additional $7,500 annual retainer fee. We will also provide non-employee directors with complimentary travel privileges on flights we operate.

Committees of the Board

        The standing committees of our board of directors will consist of an audit committee, a compensation committee and a finance committee.

  Audit Committee

        The principal duties of our audit committee are as follows:

  •
  to recommend the firm of independent outside auditors for appointment by the board of directors;

  •
  to meet with our financial management, internal audit management and independent outside auditors to review matters relating to our internal accounting and financial controls, internal audit program, accounting practices and procedures, the scope and procedures of the outside audit, the independence of the outside auditors and other matters relating to our financial condition;

  •
  to review our annual report to stockholders, proxy materials and annual report on Form 10-K for filing with the SEC;

  •
  to review our quarterly financial statements with financial management and independent outside auditors prior to filing of the Form 10-Q or release of quarterly earnings; and

  •
  to report to the board of directors periodically any recommendations the audit committee may have with respect to the foregoing matters.

        The audit committee has the power to investigate any matter brought to its attention within the scope of its duties and to retain counsel for this purpose where appropriate.

        We plan to appoint three members to the audit committee within three months following this offering.

  Compensation Committee

        The principal duties of the compensation committee are as follows:

  •
  to review key employee compensation policies, plans and programs;

  •
  to review and approve the compensation of our chief executive officer and the other executive officers of the company and its subsidiaries;

  •
  to review and approve any employment contracts or similar arrangement between the company and any executive officer of the company;

  •
  to review and consult with our chief executive officer concerning selection of officers, management succession planning, performance of individual executives and related matters; and

  •
  to administer our stock plans, incentive compensation plan programs and any such plans that the board may from time to time adopt and to exercise all the powers, duties and responsibilities of the board of directors with respect to such plans.

        The members of the compensation committee will be selected within three months after this offering.

  Finance Committee

        The principal duties of the finance committee are as follows:

  •
  to review all capital expenditures on behalf of the company in excess of $250,000. The committee will have the authority to approve all transactions involving capital expenditures on behalf of the company that are in excess of $250,000 but less than $2.5 million. The committee will make recommendations to the board of directors regarding any transaction involving capital expenditures in excess of $2.5 million.

  •
  to review and make recommendations to the board of directors regarding the following:

  (1)
  our annual operating and capital budget;

  (2)
  all forms of major financing, including the issuance of securities, corporate borrowings and investments; and

  (3)
  our dividend policy and any stock repurchase program.

  •
  to review and consult with management regarding the following:

  (1)
  our financial planning activities, capital structure, financial condition and liquidity requirements;

  (2)
  our financial risk management policies; and

  (3)
  our investment policies other than investment policies and funding requirements with respect to our employee benefit plans.

        The members of the finance committee will be selected within three months after this offering.

Stock Ownership of Directors and Executive Officers

        Because we have been an indirect wholly owned subsidiary of Northwest Airlines Corporation prior to this offering, incentive compensation in the form of stock options in respect of Northwest Airlines Corporation common stock were granted to our management by Northwest Airlines Corporation, our publicly traded holding company, and no options were granted with respect to our common stock.

        The following table sets forth the stock ownership by our management of shares of Northwest Airlines Corporation common stock.

	Northwest Airlines Corporation Common Stock Beneficially Owned
Name	Number of Shares		Percentage of Class
Philip H. Trenary	12,600	(1)	*
Curtis E. Sawyer	2,700	(1)	*
Edgar C. Fell	—		*
Robert W. Lowe	—		*
Alice G. Pennington	—		*
D. Philip Reed, Jr.	—		*
Douglas W. Shockey	—		*
Jonathan G. Young	—		*
Mickey P. Foret	179,999	(2)	*
Dirk C. McMahon	71,181	(3)	*
All directors and executive officers as a group	266,480		*

*
Less than one percent.

(1)
All of the shares shown for Messrs. Trenary and Sawyer are subject to vested options or options exercisable within 60 days of April 26, 2002.

(2)
77,500 of the shares shown for Mr. Foret are subject to vested options or options exercisable within 60 days of April 26, 2002.

(3)
60,681 of the shares shown for Mr. McMahon are subject to vested options or options exercisable within 60 days of April 26, 2002.

Executive Compensation

        The following table presents information regarding the aggregate compensation paid to our Chief Executive Officer and our four other executive officers during 2001. These executives are collectively referred to in this prospectus as the "named executive officers."

	Annual Compensation			Long-Term Awards
Name And Principal Position	Salary	Bonus(1)	Other Annual Compensation	Securities Underlying Options	All Other Compensation(2)
Philip H. Trenary President and Chief Executive Officer and Director	$265,493	$161,164	—	—	$2,625
Curtis E. Sawyer Vice President and Chief Financial Officer	159,994	94,638	—	—	1,313
Douglas W. Shockey Vice President, Maintenance and Engineering	133,305	105,710	—	—	2,165
Jonathan G. Young Vice President, Flight Operations	129,717	86,191	—	—	—
Edgar C. Fell Vice President, Safety and Regulatory Compliance	109,971	45,401	—	—	638

(1)
The amounts shown represent payments under the Pinnacle Airlines, Inc. Annual Management Bonus Plan and the annual cash retention payment described below.

(2)
The amounts shown represent company contributions to the 401(k) retirement plan.

Bonus and Retention Plans

        We maintain the Pinnacle Airlines, Inc. Annual Management Bonus Plan for officers and directors. The maximum bonus for the president and chief executive officer is 40% of the executive's base salary, the maximum bonus for the chief financial officer, the vice president, maintenance and engineering and the vice president, flight operations is 30% of each executive's base salary and the maximum bonus for the vice president, safety and regulatory compliance is 20% of the executive's base salary. Bonuses are paid based on the achievement of specific personal, unit and company performance goals. All bonus payments are made as soon as practicable after the financial statements for the period are prepared, audited and our board of directors has approved the bonus awards. The plan is administered by our compensation committee, which has full power to adopt and enforce administrative rules and procedures and has the power to make administrative interpretations. The awards under the plan are completely discretionary, and we may terminate the plan or amend the plan at any time.

        In 2000, we also agreed to pay each of the named executive officers four annual cash retention payments beginning in 2000, subject to the officer's continued employment with our company, equal to $62,500 in the case of Mr. Trenary, $50,000 in the case of Messrs. Sawyer, Shockey and Young, and $25,000 in the case of Mr. Fell.

Retirement Plans

        The Pinnacle Airlines Corp. Savings Plan is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code. Eligible employees participating in the plan may make elective pretax salary contributions of up to 16% of their eligible earnings, subject to statutory prescribed annual limits. Through June 30, 1999, we made annual matching contributions to the plan at the rate of 25% on the first 4% of a participating employee's eligible earnings. Effective July 1, 1999, we made matching contributions based on the following graduated scale:

Years of Service	Matching Contributions
Through 5 years	25% of first 5% of eligible earnings
6-9 years	40% of first 6% of eligible earnings
10-12 years	60% of first 7% of eligible earnings
13 years or more	70% of first 7% of eligible earnings

        Since March 1, 2002, we have been making matching contributions to the plan for all nonunion employees and flight attendants who participate in the plan at the rate of 100% on the first 3% of eligible earnings and at the rate of 67% on the second 3% of eligible earnings. We will continue to make matching contributions for our pilots based on the graduated scale above. All of our matching contributions are subject to prescribed annual limits. In addition to matching contributions, the plan contains a profit sharing provision that allows us to make discretionary contributions to participants in the plan. For the three years ending December 31, 2001, we did not make any discretionary contributions. Employee contributions to the plan are always immediately 100% vested. Generally, our matching contributions under the plan vest 25% per year beginning after two years of service with us. Each employee's contributions, our matching contributions and any investment earnings, are generally not taxable to participating employees until withdrawn. All contributions under the plans are held in trust as required by law. Participating employees may direct the investment contributions to their 401(k) retirement plan among authorized investment alternatives under the plan.

Stock Options

  Our Company

        Upon consummation of the share exchange, all of Pinnacle Airlines Corp. common stock will be owned by NWA Inc., and all shares of Pinnacle Airlines, Inc. common stock will be owned by Pinnacle Airlines Corp. There are no outstanding options to acquire shares of either entity's common stock. In connection with this offering, Pinnacle Airlines Corp. anticipates making grants of stock options to purchase shares of its common stock as set forth below under "—Stock Incentive Plan—Awards in Connection with this Offering."

  Northwest Airlines Corporation

        Messrs. Trenary and Sawyer have options to acquire shares of common stock of Northwest Airlines Corporation under the Northwest Airlines Corporation 1999 Stock Incentive Plan. All options to acquire shares of Northwest Airlines Corporation common stock held by these employees will continue in accordance with the plans under which they were granted. In 2001, no options to acquire shares of common stock of Northwest Airlines Corporation were granted to any of our employees.

  Stock Option Exercises in 2001 and December 31, 2001 Stock Option Values

        The following table shows the number and value of options exercised by the named executive officers in 2001 and the number and value of exercisable and unexercisable options to acquire Northwest Airlines Corporation common stock held by the named executive officers as of December 31, 2001.

Number of Securities Underlying Unexercised Options Held At December 31, 2001
Value of Unexercised In-the-Money Options At December 31, 2001(1)($)
Name	Shares Acquired On Exercise	Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Philip H. Trenary	—	—	12,600	8,400	—	—
Curtis E. Sawyer	—	—	2,700	1,800	—	—
Douglas W. Shockey	—	—	—	—	—	—
Jonathan G. Young	—	—	—	—	—	—
Edgar C. Fell	—	—	—	—	—	—

(1)
Based on the per share closing price of Northwest Airlines Corporation common stock on the Nasdaq National Market on December 31, 2001 of $15.70.

Stock Incentive Plan

        We adopted the Pinnacle Airlines Corp. 2002 Stock Incentive Plan effective                        , 2002. The stock incentive plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to employees or directors of Pinnacle Airlines Corp. or our affiliates. A maximum of                        shares of common stock may be subject to awards under the stock incentive plan. The maximum number of shares of common stock for which options and stock appreciation rights may be granted during a calendar year to any participant will be                        . The number of shares issued or reserved pursuant to the stock incentive plan (or pursuant to outstanding awards) is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in the common stock. Shares of common stock covered by awards that expire, terminate or lapse will again be available for grant under the stock incentive plan.

  Administration

        The stock incentive plan is administered by the compensation committee of our board of directors, which may delegate its duties and powers to any subcommittee thereof consisting solely of at least two individuals who are intended to qualify as "non-employee directors" within the meaning of Rule 16b-3 under the Securities Act (or any successor rule thereto) and "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code. The committee has the sole discretion to determine the employees and directors to whom awards may be granted under the stock incentive plan and the manner in which such awards will vest. Options, stock appreciation rights, restricted stock and other stock-based awards are granted by the committee to employees and directors in such numbers and at such times during the term of the stock incentive plan as the committee will determine. In addition, we may also grant performance-based awards, deductible by us under Section 162(m) of the Internal Revenue Code, based on the attainment of written, objective performance goals established by the committee for a performance period. The committee will determine whether performance goals are met, the amount of the performance-based award and the time of payment.

  Options

        The committee determines the option price for each option, but incentive stock options must have an exercise price that is at least equal to the fair market value of the common stock on the date the option is granted. An option holder may exercise an option by written notice and payment of the option price in (1) cash, (2) by the surrender of a number of shares of common stock already owned by the option holder for at least six months with a fair market value equal to the exercise price, (3) a combination of cash and common stock (as qualified by clause (2)); or (4) through the delivery of irrevocable instructions to a broker to sell shares obtained upon the exercise of the option and to deliver to the Company an amount out of the proceeds of the sale equal to the aggregate option price for the shares being purchased.

  Stock Appreciation Rights

        The committee may grant stock appreciation rights independent of or in connection with an option. The exercise price per share of a stock appreciation right will be an amount determined by the committee. Generally, each stock appreciation right will entitle a participant upon exercise to an amount equal to (1) the excess of (A) the fair market value on the exercise date of one share of common stock over (B) the exercise price, times (2) the number of shares of common stock covered by the stock appreciation right. Payment will be made in common stock or in cash, or partly in common stock and partly in cash, all as determined by the committee.

  Other Stock-Based Awards

        The committee may grant awards of restricted stock units, common stock, and restricted stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of common stock. The other stock-based awards will be subject to the terms and conditions established by the committee.

  Transferability

        Unless otherwise determined by the committee, awards granted under the stock incentive plan are not transferable other than by will or by the laws of descent and distribution.

  Change in Control

        In the event of a change in control (as defined in the plan), the committee may make provision for a cash payment to the holder of an award in consideration for the cancellation of the award or the grant of substitute awards.

  Amendment and Termination

        Our board of directors may amend, alter or discontinue the stock incentive plan in any respect at any time, but no amendment can (1) without the approval of our shareholders, increase the total number of shares of common stock reserved for the purposes of the stock incentive plan or change the maximum number of shares of common stock for which awards may be granted to any participant or (2) diminish any of the rights of a participant under any awards previously granted, without his or her consent.

  Federal Income Tax Consequences of Exercise of Options Under the Stock Incentive Plan

        When a non-qualified stock option is granted, there are no income tax consequences for the option holder or us. When a non-qualified stock option is exercised, in general, the option holder recognizes compensation equal to the excess of the fair market value of the common stock on the date of exercise over the option price. We are entitled to a deduction equal to the compensation recognized by the option holder for our taxable year that ends with or within the taxable year in which the option holder recognized the compensation.

        When an incentive stock option is granted, there are no income tax consequences for the option holder or us. When an incentive stock option is exercised, the option holder does not recognize income and we do not receive a deduction. The option holder, however, must treat the excess of the fair market value of the common stock on the date of exercise over the option price as an item of adjustment for purposes of the alternative minimum tax.

        If the option holder disposes of the common stock after the option holder has held the common stock for at least two years after the incentive stock option was granted and one year after the incentive stock option was exercised, the amount the option holder receives upon the disposition over the exercise price is treated as long-term capital gain for the option holder. We are not entitled to a deduction. If the option holder makes a "disqualifying disposition" of the common stock by disposing of the common stock before it has been held for at least two years after the date the incentive option was granted and one year after the date the incentive option was exercised, the option holder recognizes compensation income equal to the excess of (1) the fair market value of the common stock on the date the incentive option was exercised or, if less, the amount received on the disposition over (2) the option price. We are entitled to a deduction equal to the compensation recognized by the option holder for our taxable year that ends with or within the taxable year in which the option holder recognized the compensation.

        When a stock appreciation right is granted, there are no income tax consequences for the participant or us. When a stock appreciation right is exercised, in general, the participant recognizes compensation equal to the cash and/or the fair market value of the shares received upon exercise. We are entitled to a deduction equal to the compensation recognized by the participant.

        Generally, when a restricted stock unit or a share of restricted stock is granted, there are no income tax consequences for the participant or us. Upon the payment to the participant of common shares in respect of restricted share units or the release of restrictions on restricted stock, the participant, generally, recognizes compensation equal to the fair market value of the shares as of the date of delivery or release. We are entitled to a deduction equal to the compensation recognized by the participant.

  Awards in Connection with this Offering

        Effective upon and subject to completion of this offering, we anticipate making the following grants of stock options to purchase shares of our common stock pursuant to the stock incentive plan to the named executive officers as shown in the following table. These options will have a maximum term of ten years and, subject to the executive officers' continued employment, will vest in annual 25% increments with the first increment vesting one year after the date of the offering. One-third of the shares subject to each stock option will have an option price equal to the initial public offering price per share of our common stock as set forth on the cover page of this prospectus. One-third of the shares subject to the option will have an option price equal to 125% of the initial public offering price per share and one-third of the shares subject to the option will have an option price equal to 150% of the initial public offering price per share. In the event of an executive officer's termination of employment, the unvested portion of the stock options shall terminate and the vested portion of the stock options will remain exercisable for ninety days if the executive officer is terminated by us without cause (as defined in the option agreement) or resigns, one year if the executive officer's employment is terminated by reason of death or disability, but in no event later than the tenth anniversary of the date of grant. All options will terminate immediately if the executive officer is terminated by us for cause.

	Securities Underlying Options Granted	% of Employee Initial Option Grants
Philip H. Trenary	150,000	30%
Curtis E. Sawyer	100,000	20
Douglas W. Shockey	75,000	15
Jonathan G. Young	75,000	15
Edgar C. Fell	25,000	5

Total	425,000	85%

RELATED PARTY TRANSACTIONS

        Since Northwest Airlines Corporation acquired us in 1997, we have provided regional airline service exclusively to Northwest, and we have operated as a business unit of Northwest without regard to our stand-alone profitability. Our operations were designed to increase overall Northwest system revenues rather than to maximize our stand-alone profitability. As a result, the historical financial information included in this prospectus does not reflect what our financial position, results of operations and cash flows would have been had we been a stand-alone entity during the periods presented.

        Additionally, the airline services agreement and the other contractual agreements we are entering into with Northwest to provide us with various ongoing services were made in the context of our being a subsidiary of Northwest Airlines Corporation and were negotiated in the overall context of this offering. As a result of Northwest Airlines Corporation's control of us when these agreements were negotiated, the prices and other terms under these agreements may be different from the terms we might have obtained in arm's-length negotiations with unaffiliated third parties for similar services. Some of these terms may be more favorable to us than those we would have been able to obtain otherwise. When we need to replace these agreements, we will be negotiating with Northwest or third parties on an arm's-length basis, and we may not be able to do so on as favorable terms.

OUR AGREEMENTS WITH NORTHWEST

Airline Services Agreement and Related Agreements

        Pinnacle Airlines, Inc. will operate all of its aircraft for Northwest pursuant to the airline services agreement. For a description of this agreement see "Business—Our Airline Services Agreement with Northwest."

        In connection with the airline services agreement and other operations, Pinnacle Airlines, Inc. will also enter into several other agreements with Northwest, including agreements under which it will sublease aircraft, spare engines and facilities and obtain services from Northwest necessary to provide regional airline services to Northwest. Unless otherwise stated, the terms of these agreements generally will continue so long as the airline services agreement is in effect. In addition, these agreements generally contain cross-default provisions such that an event of default under the airline services agreement will trigger an event of default under the relevant agreement. We have set forth below a summary description of these agreements.

  •
  Aircraft and Spare Engine Lease Agreements. Pinnacle Airlines, Inc. will enter into aircraft lease and sublease agreements and spare engine sublease agreements with Northwest with respect to all of the aircraft and spare engines it leases or subleases from Northwest. Pinnacle Airlines Corp. will unconditionally guarantee Pinnacle Airlines, Inc.'s obligations to Northwest under the aircraft lease and sublease agreements and spare engine lease agreements. These agreements terminate on February 29, 2012, the expiration date of the airline services agreement. However, under the airline services agreement, we have the option to extend the leases and subleases for five years if Northwest exercises its termination right at the end of the initial term of the airline services agreement.

  •
  Manufacturer Benefits Agreement. The manufacturer benefits agreement will enable Pinnacle Airlines, Inc. to take advantage of provisions related to guaranties, warranties, inventory support, product support and maintainence services contained in agreements Northwest has with Bombardier and General Electric with respect to aircraft and engines in our fleet.

  •
  Sublease and Facilities Use Agreements for airport facilities used by Pinnacle Airlines, Inc. Pinnacle Airlines, Inc. will enter into facility sublease agreements with Northwest for hangar and aircraft maintenance facilities at McGhee Tyson Airport in Blount County, Tennessee and at St. Joseph County Airport in South Bend, Indiana, as well as facilities use agreements relating to terminal facilities at Northwest's domestic hubs. These agreements will be subject to the terms of master leases under which Northwest leases the facilities from third-party lessors. The facilities subleases will expire on the earlier of Northwest's lease for the property and the termination of the airline services agreement; however if we exercise our right upon termination of the airlines services agreement to keep 83 CRJs, the subleases will expire at the earlier of Northwest's lease for the property or February 28, 2017.

  •
  Information Technology Support Agreement. Pinnacle Airlines, Inc. will enter into a service agreement with Northwest under which Northwest will provide information technology services and support for its operations, including access to various Northwest operational systems, such as the Northwest flight planning system, the provision of data communication services supporting those services, and the provision of other network and internet connections between us and Northwest.

  •
  Family Assistance Services Agreement. Pinnacle Airlines, Inc. will also enter into an agreement with Northwest with respect to the responsibilities of each party in jointly responding to an emergency and providing assistance to the victims of an accident and their family members, as well as the provision of family assistance training to our employees on an ongoing basis.

  •
  Ground Handling Agreement. Pinnacle Airlines, Inc. will provide ground handling services on behalf of Northwest for regional jets operated by Mesaba in Memphis.

  •
  Sublease of Saab Aircraft. Northwest plans to cause Pinnacle Airlines, Inc. to transfer 11 of its Saab turboprops to Mesaba during 2002. Pinnacle Airlines, Inc. will enter into an aircraft sublease agreement with Mesaba with respect to these Saab aircraft and two engines that it leases from third parties. The term of the sublease will continue for the remainder of the term of Pinnacle Airlines, Inc.'s sublease with the third-party sublessors, subject to its right to terminate the sublease in the event of a default by Mesaba.

Tax Sharing Agreement

        In connection with this offering, Pinnacle Airlines Corp., Pinnacle Airlines, Inc., Northwest Airlines Corporation and NWA Inc. will enter into a tax sharing agreement. Pursuant to the tax sharing agreement, Northwest Airlines Corporation will be responsible for all U.S. federal income taxes, state income taxes and foreign income taxes with respect to Pinnacle Airlines, Inc. for all periods ending on or prior to the date of the consummation of this offering and for audit adjustments to such taxes. Pinnacle Airlines, Inc. will be responsible for all other taxes owing with respect to it. Pinnacle Airlines Corp. will guarantee the performance of Pinnacle Airlines, Inc.'s obligations under the tax sharing agreement.

        In connection with the transactions described in "—Exchange Agreement" below, we and Northwest Airlines Corporation will make an election under Sections 338(g) and 338(h)(10) of the Code, with the effect that the tax basis of our assets will be increased to the deemed purchase price of the assets, and an amount equal to such increase will be included in income in the consolidated federal income tax return filed by Northwest Airlines Corporation. It is expected that this additional basis will result in increased future income tax deductions and, accordingly, reduced income taxes payable by us. Pursuant to the tax sharing agreement, we will pay NWA Inc. any tax benefits realized by us, on a quarterly basis, generally calculated by comparing our actual taxes to the taxes that would have been owed by us had the increase in basis not occurred. In the event any taxing authority successfully challenges any deductions reflected in a tax benefit payment to NWA Inc., NWA Inc. will reimburse us for the loss of the tax benefit and any related interest or penalties imposed upon us. The tax benefit payments to NWA Inc. should have no material effect on our earnings or cash flows, which should not be materially less than they would have been in the absence of the tax agreement and additional tax basis.

        The tax sharing agreement provides that the tax benefit calculation for any period ending after the consummation of the offering will not be less than the tax benefit calculated without giving effect to any items of income, expense, loss, deduction, credit or related carryovers or carrybacks from businesses conducted by us or relating to our assets and liabilities other than those businesses conducted by us and those assets and liabilities existing immediately prior to the consummation of the offering (taking into account any assets acquired from Northwest Airlines Corporation or its subsidiaries after the offering and any liabilities incurred or assumed with respect to such assets). The tax sharing agreement further provides that we will not enter into any transaction a significant purpose of which is to reduce the amount payable to NWA Inc. under the tax sharing agreement.

Revolving Credit Facility

        In connection with this offering, Northwest will provide Pinnacle Airlines, Inc. with a $50 million revolving credit facility. This facility will be guaranteed by Pinnacle Airlines Corp. Borrowings under this facility will bear interest at a rate equal to the higher of the prime rate published by JPMorgan Chase or the most recent overnight funds rate offered to JPMorgan Chase plus 0.5% per annum. After 90 days from the date of the credit agreement, the interest rate will increase by 1%. The term of the credit facility will be one year, subject to renewal for up to one additional year if we fail to obtain a replacement facility with a third party. We will be required to use our best efforts to obtain a replacement credit facility within 90 days of this initial public offering. If, however, a replacement credit facility is not arranged within that time period, we will continue to use our best efforts to arrange a replacement facility at the earliest time possible. The revolving credit facility contains a number of restrictive covenants applicable to Pinnacle Airlines, Inc., including limitations on the incurrence of debt and liens, the making of distributions and other transactions. Furthermore, Pinnacle Airlines Corp., the guarantor under the revolving credit facility, will be prohibited from establishing operations independent of Pinnacle Airlines, Inc. for so long as the facility is in place.

Exchange Agreement

        In connection with this offering, Pinnacle Airlines Corp. will enter into an exchange agreement with NWA Inc., pursuant to which immediately prior to the consummation of this offering NWA Inc. will transfer to Pinnacle Airlines Corp. all of the issued and outstanding shares of Pinnacle Airlines, Inc. common stock to Pinnacle Airlines Corp. in exchange for            shares of common stock of Pinnacle Airlines Corp., which will constitute all of the issued and outstanding shares of Pinnacle Airlines Corp.'s common stock, one share of Pinnacle Airlines Corp.'s Series A preferred stock and a note in an aggregate principal amount of $150 million issued by Pinnacle Airlines Corp.

$150 Million Note

        Pinnacle Airlines Corp. will issue a $150 million note to NWA Inc. as partial consideration for the shares of Pinnacle Airlines, Inc. common stock that we will receive from NWA Inc. in the share exchange. We will make quarterly principal payments on the note equal to $5 million, as well as monthly principal payments to the extent that our cash and cash equivalents exceed $40 million at the end of each month. The note will mature on the fifth anniversary of its issuance, unless previously repaid. In the event that we do not satisfy our payment obligations under the note, Northwest will have the right to set off any such amounts against its payment obligations to us under the airline services agreement.

Registration Rights Agreement

        NWA Inc. is offering            shares of our common stock in this offering. NWA Inc. has also granted the underwriters an option to purchase the remaining             shares of our common stock to cover over-allotments. If the over-allotment option is not exercised in full, NWA Inc. will continue to hold shares of our common stock. In connection with this offering, we will enter into a registration rights agreement with NWA Inc. that will allow NWA Inc. on up to three occasions to require us to file a registration statement with the Securities and Exchange Commission and take other customary steps that are appropriate in order to enable NWA Inc. to sell shares of our common stock that it holds. The registration rights agreement will also give NWA Inc. piggy-back registration rights that will allow NWA Inc. to include its shares, subject to customary cutback provisions, in any other registration statement we file to register shares of our common stock.

PRINCIPAL AND SELLING STOCKHOLDER

        Prior to this offering, Pinnacle Airlines Corp. had no issued and outstanding shares of common stock. As part of the share exchange, Pinnacle Airlines Corp. will issue to NWA Inc.      shares of its common stock, which will constitute all of its issued and outstanding shares of common stock. NWA Inc. is an indirect subsidiary of Northwest Airlines Corporation, a publicly held company that is listed on the Nasdaq National Market under the symbol "NWAC." After the completion of this offering, NWA Inc. will own                        shares of our common stock, or no shares if the over-allotment option from NWA Inc. described in "Underwriters" is exercised in full. NWA will also own one share of our Series A preferred stock. See "Description of Capital Stock—Preferred Stock and Series Common Stock—Series A Preferred Stock." Except for NWA Inc., we are not aware of any person or group that will beneficially own more than 5% of the outstanding shares of our common stock following the completion of this offering. The address of NWA Inc.'s principal executive office is 2700 Lone Oak Parkway, Eagan, Minnesota 55121.

DESCRIPTION OF CAPITAL STOCK

        Upon consummation of this offering, Pinnacle Airlines Corp.'s authorized capital stock will consist of (1)              million shares of common stock, par value $0.01 per share, of which            million shares will be issued and outstanding, (2)             million shares of preferred stock, par value $0.01 per share, of which one share of Series A preferred stock will be issued and outstanding and (3)             million shares of series common stock, par value $0.01 per share, of which no shares will be issued and outstanding. The following summary describes elements of Pinnacle Airlines Corp.'s certificate of incorporation and bylaws after giving effect to the offering.

Common Stock

        Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock or series common stock, as described below. Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock or series common stock. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. We intend to apply to have the common stock included for quotation on the Nasdaq National Market under the symbol "PNCL."

  Limitation on voting by foreign owners

        Our certificate of incorporation provides that shares of capital stock may not be voted by, or at the direction of, persons who are not citizens of the United States unless the shares are registered on a separate stock record. Under federal law, no more than 25% of the voting stock of a U.S. airline such as Pinnacle Airlines, Inc. may be owned or controlled, directly or indirectly, by persons who are not U.S. citizens, and the airline itself, as well as its president and at least two-thirds of its directors or other managing officers, must be U.S. citizens. For these purposes, "U.S. citizen" means:

  •
  an individual who is a citizen of the United States;
  •
  a partnership each of whose partners is an individual who is a citizen of the United States; or
  •
  a corporation or association organized under the laws of the United States or a State, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, and in which at least 75% of the voting interest is owned or controlled by persons who are citizens of the United States.

        In addition, the Department of Transportation has broad authority to determine on a case-by-case basis whether an air carrier is effectively owned and controlled by U.S. citizens, and has indicated that the ownership of less than 50% of an air carrier's total equity securities by non-U.S. citizens, taken alone, is not indicative of foreign control of the airline.

        In order to comply with these rules, our bylaws provide that no shares will be registered on the foreign stock record described above if the amount so registered would exceed the restrictions described above or adversely affect our operating certificates or authorities. Registration on the foreign stock record is made in chronological order based on the date we receive a written request for registration.

Preferred Stock and Series Common Stock

  General

        Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock or common stock. With respect to any series of preferred stock or common stock, our board of directors is authorized to determine the terms and rights of that series, including:

  •
  the designation of the series;
  •
  the number of shares of the series, which our board may, except where otherwise provided in the preferred stock or series common stock designation, increase or decrease, but not below the number of shares then outstanding;
  •
  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
  •
  the dates at which dividends, if any, will be payable;
  •
  the redemption rights and price or prices, if any, for shares of the series;
  •
  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
  •
  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;
  •
  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
  •
  restrictions on the issuance of shares of the same series or of any other class or series; and
  •
  the voting rights, if any, of the holders of the series.

        Unless required by law or by any stock exchange, the authorized shares of preferred stock and series common stock, as well as shares of common stock, will be available for issuance without further action by our stockholders. Although we have no intention at the present time of doing so, we could issue a series of preferred stock or series common stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. We will make any determination to issue preferred stock or series common stock based on our judgment as to the best interests of the company and our stockholders. We, in so acting, could issue preferred stock or series common stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in your best interests or in which our stockholders might receive a premium for their common stock over the market price of the common stock.

  Series A Preferred Stock

        In connection with this offering and the share exchange we will issue to NWA Inc. one share of a new series of preferred stock, designated as Series A preferred stock, for a nominal price. The Series A preferred stock will give NWA Inc. the right to elect two members of our board of directors for one-year terms on an annual basis. In addition, the following actions will require the affirmative vote of NWA Inc. as the holder of the Series A preferred stock in order to:

  •
  enter into business combinations and change of control transactions with a third party;
  •
  make dividends or distributions of substantially all of our assets;
  •
  effect reorganizations and restructuring transactions;
  •
  acquire airline assets that generate annual revenues of $500 million or more;
  •
  increase the size of our board of directors;

  •
  agree to allow a major airline other than Northwest to appoint more than one director to our board; or
  •
  enter into any definitive agreements relating to the foregoing matters.

The effect of this voting right will be to enable NWA Inc. to preclude us from carrying out any of the foregoing proposals if Northwest does not vote in favor of the proposal. The Series A preferred stock will be redeemable by us at a nominal price (1) when the airline services agreement is terminated or, if Northwest continues to lease aircraft to us after termination of the airline services agreement, when all such leases terminate or (2) if NWA Inc. transfers or encumbers the Series A preferred stock.

Authorized but Unissued Capital Stock

        Delaware law does not require stockholder approval for any issuance of authorized shares. However, Nasdaq requires stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock, preferred stock or series common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

        Our certificate of incorporation and bylaws contain provisions that could make the acquisition of the company by means of a tender offer, a proxy contest or otherwise more difficult.

        Business Combinations.    Our certificate of incorporation provides that we may not engage in certain "business combinations" with any "interested stockholder" for a three-year period following the time that the stockholder became an interested stockholder, unless:

  •
  prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
  •
  at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested shareholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

        Under certain circumstances, this provision will make it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

        Our certificate of incorporation provides that Northwest Airlines Corporation and its subsidiaries will not constitute "interested stockholders" for purposes of this provision.

        Classified Board.    Our certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors with the exception of the Northwest-designated directors, will be elected each year. The classification of directors, will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in our bylaws. Our certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board, but must consist of no fewer than three directors. The initial size of the board is seven, and may not be increased without approval of the Northwest-designated directors. In addition, our certificate of incorporation provides that, subject to any rights of holders of preferred stock or series common stock and unless the board otherwise determines, any vacancies other than vacancies created by the Northwest-designated directors (which vacancies would be filled by NWA Inc. as the holder of the Series A preferred stock) will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

        Removal of Directors.    Under Delaware General Corporation Law, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may only be removed by the stockholders for cause. In addition, our certificate of incorporation and bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. The Northwest-designated directors may be removed at any time by Northwest, as holder of the Series A preferred stock, with or without cause.

        Stockholder Action.    Our certificate of incorporation and bylaws provide that stockholder action (other than action taken by the Series A preferred stock voting as a separate class) can be taken only at an annual or special meeting of stockholders and may not be taken by written consent in lieu of a meeting. Our certificate of incorporation and bylaws provide that special meetings of stockholders can be called only by our chief executive officer or pursuant to a resolution adopted by our board of directors. Stockholders are not permitted to call a special meeting or to require that the board of directors call a special meeting of stockholders.

        Advance Notice Procedures.    Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors (other than Northwest-designated directors), or bring other business before an annual or special meeting of our stockholders. This notice procedure provides that only persons who are nominated by, or at the direction, of our board of directors, the chairman of the board, Northwest with respect to its designated directors, or by a stockholder who has given timely written notice to the secretary of our company prior to the meeting at which directors are to be elected, will be eligible for election as directors. This procedure also requires that, in order to raise matters at an annual or special meeting, those matters be raised before the meeting pursuant to the notice of meeting we deliver or by, or at the direction of, our chairman or by a stockholder who is entitled to vote at the meeting and who has given timely written notice to the secretary of our company of his intention to raise those matters at the annual meeting. If our chairman or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the notice procedure, that person will not be eligible for election as a director, or that business will not be conducted at the meeting.

        Amendment.    Our certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote, voting together as a single class, is required to amend provisions of our certificate of incorporation relating to the prohibition of stockholder action without a meeting, the number, election and term of our directors and the removal of directors. Our certificate of incorporation further provides that our bylaws may be amended by our board or by the affirmative vote of the holders of at least 80% of the outstanding shares entitled to vote, voting together as a single class.

Stockholders Rights Agreement

        Under our stockholders rights agreement, each share of our common stock including the shares of common stock being offered in this offering has associated with it one preferred stock purchase right. Each of these rights entitles its holder to purchase, at a purchase price of $      , subject to adjustment, one "unit" of one one-hundredth of a share of our Series B preferred stock under circumstances provided for in the rights agreement.

        The purpose of the rights agreement is to:

  •
  give our board the opportunity to negotiate with any persons seeking to obtain control of us;
  •
  deter acquisitions of voting control of us without assurance of fair and equal treatment of all our stockholders; and
  •
  prevent a person from acquiring in the market a sufficient amount of our voting power to be in a position to block an action sought to be taken by our stockholders.

        The exercise of the rights would cause substantial dilution to a person attempting to acquire us on terms not approved by our board and, therefore, would significantly increase the price that person would have to pay to complete the acquisition. The rights agreement may deter a potential acquisition or tender offer. Northwest Airlines Corporation and its affiliates are exempted from the restrictions in the rights agreement, such that their acquisition of our stock would not trigger the purchase rights described above.

        Initially, the rights will be evidenced by the certificates representing outstanding shares of common stock and will be transferred with and only with these certificates. The rights will become exercisable and separately certificated only upon the distribution date, which will occur upon the earlier of the following:

  •
  ten days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 19% or more of the shares of common stock then outstanding; and
  •
  ten days, or later, if determined by our board prior to any person or group of affiliated persons (other than Northwest Airlines Corporation and its affiliates) acquiring 19% or more of the shares of common stock then outstanding, following the commencement or announcement of an intention to commence a tender offer or exchange offer that would result in the beneficial ownership by a person or group (other than Northwest Airlines Corporation and its affiliates) of 19% or more of the shares of common stock then outstanding.

        As soon as practicable after the distribution date, certificates will be mailed to holders of record of common stock as of the close of business on the distribution date. From and after the distribution date, the separate certificates alone will represent the rights. Prior to the distribution date, all shares of common stock issued will be issued with rights. Shares distributed after the distribution date will not be issued with rights, except that rights may be issued with shares of common stock issued pursuant to any of:

  •
  the exercise, conversion or exchange of securities issued prior to the distribution date;
  •
  employee plans or arrangements we adopted prior to the distribution date; and
  •
  the exercise of stock options that were granted or awarded prior to the distribution date.

        The rights are not exercisable until the distribution date. The rights will expire on                        , 2012, unless extended or redeemed or exchanged by us, as described below.

        The exercise price payable, and the number of shares of preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock, upon the grant to holders of the preferred stock of certain rights or warrants to subscribe for or purchase preferred stock at a price, or securities convertible into preferred stock with a conversion price, less than the then-current market price of the preferred stock or upon the distribution to holders of the preferred stock of evidences of indebtedness or assets, excluding regular periodic cash dividends or dividends payable in preferred stock, or of subscription rights or warrants, other than those referred to above.

        The number of outstanding rights is also subject to adjustment in the event of a stock split of the common shares or a stock dividend on the common shares payable in common shares or subdivisions, consolidations or combinations of the common shares occurring, in any such case, prior to the distribution date.

        Shares of preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred stock will be entitled to a minimum preferential liquidation payment of $            per share, plus any accrued but unpaid dividends, but will be entitled to an aggregate payment of 100 times the payment made per share of common stock. Each share of preferred stock will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, each share of preferred stock will be entitled to receive 100 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

        In the event that any person or group of affiliated or associated persons (other than Northwest Airlines Corporation and its affiliates) acquires 19% or more of the shares of common stock then outstanding, each holder of a right, other than rights beneficially owned by the acquiring person, which will thereupon become void, will thereafter have the right to receive, upon exercise, that number of common shares, or one one-hundredth of a share of preferred stock, having a market value of two times the exercise price of the right.

        In the event that, after a person or group (other than Northwest Airlines Corporation and its affiliates) acquires 19% or more of the shares of common stock then outstanding, the company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a right, other than rights beneficially owned by an acquiring person which will have become void, will thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company, or its parent, having a fair market value equal to two times the exercise price of the right.

        At any time after any person or group (other than Northwest Airlines Corporation and its affiliates) acquires 19% or more of the shares of common stock then outstanding and prior to the acquisition by such person or group of beneficial ownership of a number of common shares equal to 50% or more of the number of outstanding common shares, our board may exchange the rights, other than rights owned by such person or group which will have become void, in whole or in part, at an exchange ratio of one common share, or one one-hundredth of a share of preferred stock, or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges, per right, subject to adjustment.

        With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments require an adjustment of at least 1% in such exercise price. No fractional shares of preferred stock will be issued, other than fractions which are integral multiples of one one-hundredth of a share of preferred stock, which may, at our election, be evidenced by depositary receipts, and in lieu thereof, an adjustment in cash will be made based on the market price of the preferred stock on the last trading day prior to the date of exercise.

        At any time prior to the time a person (other than Northwest Airlines Corporation and its affiliates) acquires 19% or more of the shares of common stock then outstanding, our board may redeem the rights in whole, but not in part, at a price of $0.01 per right. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

        For so long as the rights are then redeemable, we may amend the rights in any manner, except that we may not decrease the redemption price. After the rights are no longer redeemable, we may, except with respect to the redemption price, amend the rights in any manner that does not adversely affect the interests of holders of the rights. Under our certificate of incorporation, however, no amendments to the rights agreement can be made without the affirmative vote of NWA Inc., as the holder of the Series A preferred stock.

        Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

Corporate Opportunities

        Under our certificate of incorporation, we have renounced any interest or expectancy in being offered any business opportunities presented to Northwest or any of its affiliates from whatever source other than us. Therefore, if Northwest becomes aware of a potential transaction that may be a corporate opportunity for both Northwest and us, Northwest will have no duty to communicate or present this corporate opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder by reason of the fact that Northwest pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us.

        Similarly, in the event that one of our directors who was appointed to our board pursuant to Northwest's rights under the Series A preferred stock acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and Northwest, that director will have no duty to communicate or present this corporate opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty as one of our directors or officers by reason of the fact that Northwest pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us.

Registrar and Transfer Agent

        The registrar and transfer agent for the common stock is U.S. Bank, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock. Future sales in the public market of substantial amounts of our common stock, including shares issued upon exercise of outstanding options after any restrictions on sale lapse, could adversely affect prevailing market prices and impair our ability to raise equity capital in the future.

        After this offering,            shares of our common stock will be outstanding. The shares sold in the offering, plus any shares sold upon exercise of the over-allotment option described in "Underwriters," will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act.

        Any shares of our common stock held by NWA Inc. after this offering as a result of the underwriters not exercising the over-allotment option in full will be "restricted securities" within the meaning of Rule 144. Restricted securities may be sold in the public market only if the sale is registered or if the securities or the transaction qualifies for an exemption from registration, such as under Rule 144 under the Securities Act, which is summarized below. Sales of restricted securities in the public market, or the availability of those shares for sale, could adversely affect the market price of our common stock.

        Under Rule 144, a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding; and

  •
  the average weekly trading volume of the common stock during the four weeks preceding the filing of the stockholder's required notice of sale with the SEC.

        Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us.

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate), is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

        Because NWA Inc. is among our affiliates, the Rule 144 restrictions and requirements would be applicable to any shares of our common stock that are held by NWA Inc. if the over-allotment option granted to the underwriters is not exercised in full for as long as it remains an affiliate of ours. However, in connection with this offering, we are entering into a registration rights agreement with NWA Inc. under which NWA Inc. can require us on up to three occasions to file a registration statement and take other customary steps that are appropriate to enable it to sell its shares.

        We, our executive officers and directors, purchasers of shares under the directed share program and NWA Inc. have agreed with the underwriters not to dispose of or pledge any of our common stock or securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley. After the expiration of the lock-up period, if the underwriters' over-allotment option is not exercised in full, a substantial number of additional shares could become available for sale to the public.

        We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after completion of this offering to register shares of common stock reserved for issuance under our 2002 Stock Incentive Plan. This registration will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act, upon completion of the lock-up period described above. Shares of common stock registered under the Form S-8 registration statement held by affiliates will be subject to Rule 144 volume limitations.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO
NON-UNITED STATES HOLDERS

General

        The following summary discusses the material U.S. federal income and estate tax consequences of the ownership of common stock by a Non-U.S. Holder (as defined below) as of the date hereof. This discussion assumes that a Non-U.S. Holder holds shares of our common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their personal circumstances. Special rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," individuals who are U.S. expatriates, partnerships or other pass-through entities, and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Internal Revenue Code of 1986, as amended, as are not described herein. Those individuals or entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. Persons considering the purchase, ownership or disposition of common stock should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Persons who are partners of partnerships holding the common stock should consult their tax advisors.

        As used herein, a Non-U.S. Holder of common stock means a beneficial owner that is an individual or entity other than (1) a citizen or resident of the United States, (2) a corporation or business entity treated as a corporation created or organized in or under the laws of the United States or any state, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust (A) that is subject to the primary supervision of a court within the United States and one or more U.S. persons has the authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Dividends

        As previously discussed, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event we do declare or pay cash dividends, however, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain Internal Revenue Service certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

        A Non-U.S. Holder of common stock who wishes to claim an exemption from, or reduction in, withholding under the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete Internal Revenue Service Form W-8BEN (or successor form) and satisfy certain relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

        A Non-U.S. Holder of common stock eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service, or the IRS, on a timely basis.

Gain on Disposition of Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (2) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (3) the company is or has been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock.

        An individual Non-U.S. Holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

        Our company believes it is not and does not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes. However, if we are or become a U.S. real property holding corporation, then assuming the common stock is regularly traded on an established securities market, only a Non-U.S. Holder who holds or held (at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock) more than 5% of the common stock will be subject to U.S. federal income tax on the disposition of the common stock under these rules.

U.S. Estate Tax

        Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        Our company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

        A Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

        Proceeds of a sale of common stock paid within the United States or through certain U.S. related financial intermediaries are subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge that the beneficial owner is a U.S. person), or the holder establishes another exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability if the required information is furnished to the Internal Revenue Service.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. are acting as representatives, have agreed to purchase, and NWA Inc. has agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Credit Suisse First Boston Corporation
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
Salomon Smith Barney Inc.

Total

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from NWA Inc. and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                      a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $                      a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        NWA Inc. has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of            additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $                              , the total underwriters' discounts and commissions would be $                              and total proceeds to NWA Inc. would be $                  .

        The following table summarizes the underwriting discounts and commissions that NWA Inc. will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option. We will pay no underwriting discounts or commissions to the underwriters in connection with this offering.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        The underwriters have informed us and NWA Inc. that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

        We have applied for quotation of the common stock on the Nasdaq National Market under the symbol "PNCL."

        Each of Pinnacle Airlines Corp., NWA Inc., the directors and executive officers of Pinnacle Airlines Corp. and purchasers of shares under the directed share program has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for such common stock; or
  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of such common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  •
  the sale of shares to the underwriters;
  •
  the issuance by Pinnacle Airlines Corp. of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or
  •
  transactions by any person other than Pinnacle Airlines Corp. relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is "covered" if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of our common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        From time to time, Morgan Stanley & Co. Incorporated and the other underwriters have provided, and continue to provide, investment banking services to Northwest Airlines Corporation and its affiliates.

        We, NWA Inc. and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act arising out of any untrue statement or alleged untrue statement or caused by any omission or alleged omission of a material fact required to be stated in the prospectus.

Directed Share Program Prospectus Disclosure

        At our request, the underwriters have reserved for sale as part of the underwritten offering, at the initial offering price, up to            shares offered in this prospectus for our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

Pricing of the Offering

        Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations among us, NWA Inc. and the representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of our company and our industry in general, sales, earnings and certain other financial and operating information of our company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of our company. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed on for us by Simpson Thacher & Bartlett, New York, New York. Certain legal matters relating to the common stock offered by this prospectus will be passed on for the underwriters by Shearman & Sterling, New York, New York. From time to time, each of these firms has performed and continues to perform legal services unrelated to this offering for Northwest.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our financial statements and schedule as of December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, as set forth in their reports. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement because we have omitted some parts in accordance with the rules and regulations of the SEC. For further information about us and the common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; we refer you in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit. The registration statement, including related exhibits and schedules, may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and other public reference rooms operated by the SEC. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC.

        You may obtain information regarding the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. The address of the site is www.sec.gov.

        We intend to furnish holders of our common stock with annual reports containing audited financial statements certified by an independent public accounting firm. We intend to furnish other reports as we may determine or as may be required by law.

PINNACLE AIRLINES, INC.

INDEX TO FINANCIAL STATEMENTS

Financial statements for Pinnacle Airlines Corp. are not being filed since it will have no assets until consummation of the share exchange.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Pinnacle Airlines, Inc.

        We have audited the accompanying balance sheets of Pinnacle Airlines, Inc. (formerly Express Airlines I, Inc.) (the "Company"), an indirect wholly owned subsidiary of Northwest Airlines Corporation, as of December 31, 2000 and 2001, and the related statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2000 and 2001, and the results of its operations and its cash flows for the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                      /s/ ERNST & YOUNG LLP

Memphis, Tennessee
January 11, 2002, except for Note 12,
as to which the date is April 3, 2002

PINNACLE AIRLINES, INC.

STATEMENTS OF INCOME

(in thousands, except share data)

	Years Ended December 31,
	1999	2000	2001
Operating revenues:
Passenger	$104,403	$129,537	$198,271
Other	1,004	2,386	3,779

Total operating revenues	105,407	131,923	202,050
Operating expenses:
Salaries, wages and benefits	30,757	38,988	56,915
Aircraft fuel and taxes	9,566	12,597	22,588
Aircraft maintenance, materials and repairs	19,574	18,390	20,661
Depreciation and amortization	3,017	3,295	4,505
Other rentals and landing fees	5,069	5,648	8,548
Aircraft rentals	18,455	21,911	40,628
Other	12,482	16,533	31,232

Total operating expenses	98,920	117,362	185,077

Operating income	6,487	14,561	16,973
Nonoperating income (expense)
Airline Stabilization Act Funds	—	—	5,591
Interest income	237	391	559
Interest expense	(596)	(583)	(443)
Miscellaneous income, net	36	259	387

Total nonoperating income (expense)	(323)	67	6,094

Income before income taxes	6,164	14,628	23,067
Income tax expense	2,501	5,366	8,821

Net income	$3,663	$9,262	$14,246

Basic and diluted net income per share	$39.82	$100.67	$154.85

Shares used in computing basic and diluted net income per share	92,000	92,000	92,000

See accompanying notes.

PINNACLE AIRLINES, INC.

BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2000	2001
Assets
Current assets:
Cash and cash equivalents	$8,232	$1,891
Receivables, principally traffic from the parent	7,660	31,346
Expendable aircraft components, net of allowance for obsolescence of $1,527 and $1,980 at December 31, 2000 and 2001, respectively	2,970	3,273
Prepaid expenses and other assets	1,529	3,931

Total current assets	20,391	40,441
Property and equipment:
Aircraft and rotable spares	22,880	30,867
Other property and equipment	9,064	12,439
Office furniture and fixtures	914	1,296

	32,858	44,602
Less accumulated depreciation	(8,786)	(11,817)

Net property and equipment	24,072	32,785

Deferred income taxes	542	602
Cost in excess of net assets acquired, net of accumulated amortization of $3,298 and $4,027 at December 31, 2000 and 2001, respectively	19,151	18,422

Total assets	$64,156	$92,250

Liabilities and stockholder's equity
Current liabilities:
Accounts payable	$12,524	$8,726
Accrued expenses	5,587	10,558
Line of credit	—	4,245
Income taxes payable to parent	2,790	10,261
Deferred income taxes	353	1,548
Current portion of deferred credits	114	146
Current maturities of long-term debt	122	—

Total current liabilities	21,490	35,484
Deferred credits	1,261	1,115
Commitments and contingencies
Stockholder's equity:
Common stock, $0.01 par value:
Authorized shares — 200,000
Issued and outstanding shares — 92,000	1	1
Additional paid-in capital	35,191	35,191
Retained earnings	6,213	20,459

Total stockholder's equity	41,405	55,651

Total liabilities and stockholder's equity	$64,156	$92,250

See accompanying notes.

PINNACLE AIRLINES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

(in thousands)

	Common Stock	Additional Paid- In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 1998	$1	$35,191	$(6,712)	$28,480
Net income	—	—	3,663	3,663

Balance, December 31, 1999	1	35,191	(3,049)	32,143
Net income	—	—	9,262	9,262

Balance, December 31, 2000	1	35,191	6,213	41,405
Net income	—	—	14,246	14,246

Balance, December 31, 2001	$1	$35,191	$20,459	$55,651

See accompanying notes.

PINNACLE AIRLINES, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	1999	2000	2001
Operating activities
Net income	$3,663	$9,262	$14,246
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	2,288	2,565	3,776
Amortization	729	730	729
Loss on disposal of equipment and rotable spares	999	—	397
Deferred income taxes	(392)	1,210	1,135
Provision for expendable aircraft component obsolescence	958	387	453
Reduction of deferred credits	(1,038)	(1,146)	(114)
Changes in operating assets and liabilities:
Receivables	(833)	(9,367)	(34,742)
Expendable aircraft components	592	(1,472)	(756)
Prepaid expenses and other assets	103	(834)	(2,402)
Income taxes receivable from parent	2,662	1,337	—
Accounts payable and accrued expenses	1,590	3,807	1,173
Income taxes payable to parent	—	2,790	7,471

Cash provided by (used in) operating activities	11,321	9,269	(8,634)
Investing activities
Purchases of property and equipment	(3,765)	(16,271)	(12,886)
Proceeds from sale of aircraft parts	304	—	—

Cash used in investing activities	(3,461)	(16,271)	(12,886)
Financing activities
Payments on long-term debt	(207)	(228)	(122)
Due to parent	—	4,597	11,056
Proceeds from line of credit	—	—	4,245

Cash provided by (used in) financing activities	(207)	4,369	15,179

Net increase (decrease) in cash and cash equivalents	7,653	(2,633)	(6,341)
Cash and cash equivalents at beginning of year	3,212	10,865	8,232

Cash and cash equivalents at end of year	$10,865	$8,232	$1,891

Supplemental cash flow information
Interest paid	$456	$317	$339
Income tax payments (refunds)	$(31)	$(2)	$315

See accompanying notes.

PINNACLE AIRLINES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1.    Description of Business

General

        Pinnacle Airlines, Inc. (formerly Express Airlines I, Inc.) (the "Company") is a regional airline that provides airline capacity to Northwest Airlines, Inc. ("Northwest"), a wholly owned indirect subsidiary of Northwest Airlines Corporation. The Company operates as a Northwest Airlink carrier at Northwest's domestic hub airports in Detroit, Minneapolis/St. Paul and Memphis. As of December 31, 2001, the Company offered scheduled passenger service operating 30 Canadair Regional Jet aircraft ("CRJs") and 24 Saab 340 turboprops with approximately 269 daily departures to 57 cities in 24 states. Northwest has agreed to increase the Company's fleet to 83 CRJs by April 30, 2004 and plans to cause the Company to transfer its turboprops out of its fleet by December 31, 2002, giving it an all-regional jet fleet.

        The Company was acquired in April 1997 by NWA Inc., an indirect wholly owned subsidiary of Northwest Airlines Corporation. Since the acquisition, the Company has provided regional airline service exclusively to Northwest and has been operated as a business unit of Northwest without regard to its stand-alone profitability. The Company's operations were designed to increase overall Northwest system revenues rather than to maximize its stand-alone profitability.

        Effective March 1, 2002 the Company will be subject to an airline services agreement with Northwest that will significantly change its economic arrangement with Northwest. See Note 12.

2.    Significant Accounting Policies

Basis of Presentation

        Effective April 1, 1997, NWA Inc. purchased all of the outstanding stock of the Company. NWA Inc. accounted for this transaction under the purchase method of accounting. Accordingly, all assets and liabilities of the Company were recorded at their fair values as of April 1, 1997, and the cost in excess of net assets acquired was "pushed-down" to the financial statements of the Company. The accompanying financial statements reflect the operations of the Company since its acquisition by NWA Inc.

Cash and Cash Equivalents

        Cash equivalents consist of short-term, highly liquid investments, which are readily convertible into cash and have initial maturities of three months or less.

Expendable Aircraft Components

        Expendable aircraft components consist of expendable spare parts and maintenance supplies, as well as fuel, which are carried at the lower of cost or market using the first-in, first-out (FIFO) method. Expendable aircraft components are recorded as inventory when purchased and charged to operations as used. An allowance for obsolescence is provided for aircraft or engines to allocate the costs of these assets, less estimated residual value, over their useful lives.

Income Taxes

        The Company's operating results are included in the consolidated federal income tax return of Northwest Airlines Corporation. The Company has provided for income taxes as if it were a separate stand-alone entity. Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences in the recognition of income and expenses for financial reporting and income tax reporting.

Property and Equipment

        Property and equipment, primarily consisting of flight equipment and other property, are stated at cost. Major renewals, modifications and improvements are capitalized. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets (seven to 15 years for flight equipment and three to 10 years for other property). Depreciation of rotable spares is determined by allocating the cost, net of estimated salvage value, over the remaining lease terms of related aircraft. Accelerated depreciation methods are utilized principally for income tax purposes.

        Long-lived assets, including goodwill, are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset. There were no impairment losses recognized during the three years ended December 31, 2001.

Cost in Excess of Net Assets Acquired

        In connection with the acquisition of the Company by NWA Inc., the Company recorded as cost in excess of net assets acquired (goodwill). This amount is amortized over a period of 30 years by the straight-line method. As discussed in Recently Issued Accounting Standards, beginning January 1, 2002 goodwill will no longer be amortized.

Deferred Credits

        In order to assist the Company with the refurbishment of its airline fleet, in 1998 a lessor provided the Company with funds totaling $4,275,000. A portion of these funds were used for aircraft refurbishment. The Company is amortizing the remaining balance over the terms of the related leases.

Revenue Recognition

        Passenger and other revenues are recognized as earned when the service is provided.

Frequent Flyer Program

        The Company participates in Northwest's WorldPerks frequent flyer program, in which passengers may use mileage accumulated in that program to obtain discounted or free trips that might include a flight segment on one of the Company's flights. However, Northwest is responsible for the administration of WorldPerks and the Company has no incremental cost and receives no revenue from Northwest associated with travel awards redeemed on the Company's flight segments.

Maintenance

        The Company operates under a Federal Aviation Administration-approved continuous inspection and maintenance program. Maintenance and repair costs for owned and leased flight equipment are charged to operating expense as incurred.

Concentration of Credit Risk

        Substantially all of the Company's revenues have been derived from Northwest in the past and will continue to be derived from Northwest under the airline services agreement going forward. As a result, the Company has a significant concentration of its accounts receivable with Northwest with no collateral.

Financial Instruments

        Fair values of cash equivalents, receivables, other assets, and accounts payable approximate cost due to the short period of time to maturity.

        The Company invests cash nightly in a repurchase agreement with a bank. The funds are used to purchase a fractional interest in an obligation of the U.S. Government or its agencies (the "Purchased Securities"). The following day, the bank repurchases the Purchased Securities from the Company and the funds and interest are deposited into the Company's account. The overnight investment balance was $11,131,000 and $2,577,000 at December 31, 2000 and 2001, respectively.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Segment Reporting

        The Company has adopted SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." This statement requires disclosures related to the components of a company for which separate financial information is available that is evaluated regularly by the company's chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates in one business segment consisting of scheduled airline passenger service.

Net Income Per Share

        All of the outstanding common stock of the Company is owned indirectly by Northwest Airlines Corporation. Basic and diluted net income per share amounts are computed by dividing the net income for the period by the number of common shares outstanding.

Stock Options

        The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB 25, the Company does not recognize compensation expense for stock options granted by Northwest Airlines Corporation to employees if the exercise price is equal to or greater than the fair market value of Northwest Airlines Corporation's common stock on the grant date.

Comprehensive Income

        The Company does not have any adjustments to net income to arrive at comprehensive income.

Recently Issued Accounting Standards

        On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires all derivative contracts to be reported on the balance sheet at fair value through earnings currently, unless special hedge accounting criteria are met. Since the Company does not have any of these types of instruments, the adoption of SFAS No. 133 did not have an impact on the Company's results of operations, financial position or cash flow.

        In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141), and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). Under SFAS 142, goodwill amortization ceases when the new standard is adopted. The new rules also require an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter. The Company is required to adopt SFAS 142 effective January 1, 2002.

        The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of the year ending December 31, 2002. Application of the no amortization provisions of SFAS No. 142 is expected to result in a decrease in operating expenses of $729,000 per year. During the first half of 2002, the Company will perform the first of the required impairment tests of goodwill, so management has not yet determined what the effect of these tests will be on the earnings and financial position of the Company. An impairment charge resulting from this initial valuation would be recorded as a change in accounting principle. Subsequent impairment charges, if any, would be recorded as an operating expense.

3. Leases

        The Company's airline fleet consisted of the following aircraft held under noncancelable operating leases as of December 31, 2001:

Type of Aircraft	Number of Aircraft	Seating Capacity
CRJ	30	50
Saab 340	24	33

        These aircraft leases have remaining terms which range from approximately six months to ten years. The aircraft leases require the Company to pay all taxes, maintenance, insurance and certain other operating expenses. In addition, certain lessors have required the Company to issue standby letters of credit for leased parts and aircraft. As of December 31, 2000 and 2001, the Company had approximately $531,000 and $755,000, respectively, of standby letters of credit outstanding. Northwest Airlines Corporation has guaranteed payment for certain of the aircraft leases.

        Under its historical arrangement with Northwest, the Company subleases its CRJ aircraft from Northwest under operating leases with original terms of ten years.

        The Company leases all of its Saab aircraft from third parties with remaining terms of up to seven years. In addition, Northwest has informed the Company that it intends to transfer the Company's remaining Saab aircraft out of its fleet by the end of 2002.

3.    Leases (continued)

        The following summarizes approximate minimum future rental payments, by year and in the aggregate, required under noncancelable operating leases with initial or remaining lease terms in excess of one year as of December 31, 2001:

2002	$53,616,000
2003	48,181,000
2004	47,883,000
2005	47,464,000
2006	47,238,000
Thereafter	173,665,000

Total	$418,047,000

        Total rental expense for operating leases was approximately $22,179,000, $25,616,000 and $45,105,000 for the years ended December 31, 1999, 2000 and 2001, respectively. The above minimum future rentals and total rental expense do not include landing fees which amounted to approximately $1,345,000, $1,943,000 and $4,071,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

4.    Accrued Expenses

        Accrued expenses consisted of the following:

	December 31,
	2000	2001
Aircraft rents	$594,000	$657,000
Compensation	2,526,000	2,999,000
Taxes other than income	913,000	3,071,000
Other	1,554,000	3,831,000

	$5,587,000	$10,558,000

5.    Employee Benefit Plan

        The Company maintains a 401(k) Plan (the "Plan") for all eligible employees, which is administered by officers of the Company. Participants can make tax deferred contributions of up to 16% of their annual salary. Through June 30, 1999, the Company matched employee contributions at the rate of 25% of the first 4% of annual salaries contributed. Effective July 1, 1999, the Company match is based on the following graduated scale:

Years of Service	Company Match
Through 5 years	25% of first 5%
6-9 years	40% of first 6%
10-12 years	60% of first 7%
13 years and more	70% of first 7%

        The Company made matching contributions of approximately $148,000, $374,000 and $407,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

        Additionally, the Plan contains a profit sharing provision allowing the Company to make discretionary contributions to the Plan for the benefit of all plan participants. For the three years ended December 31, 2001, the Company made no discretionary contributions to the Plan.

6.    Note Payable and Line of Credit

        The Company has a fully drawn $5,000,000 credit facility with a bank, which is due May 15, 2002. Standby letters of credit of $755,000 are outstanding and are considered reductions of the availability under the line of credit. The interest rate on the line of credit was 4.75% at December 31, 2001.

        Long-term debt consists of the following:

	December 31,
	2000	2001
Note payable, 9.1%, due in monthly installments of principal and interest through June 2001, secured by related aircraft	$122,000	$—

7.    Income Taxes

        As of December 31, 2000 and 2001, the significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2000	2001
Deferred tax assets:
Asset valuation reserves	$663,000	$838,000
Lease liability basis difference	642,000	239,000
Vacation pay	372,000	375,000
Other accruals	293,000	1,265,000

Total deferred tax assets	1,970,000	2,717,000
Deferred tax liabilities:
Tax over book depreciation	(1,781,000)	(3,663,000)

Net deferred tax asset (liability)	$189,000	$(946,000)

        For financial reporting purposes, the provision for income tax expense (benefit) includes the following components:

	Year Ended December 31,
	1999	2000	2001
Current:
Federal	$2,788,000	$4,105,000	$6,912,000
State	105,000	51,000	1,183,000

	2,893,000	4,156,000	8,095,000
Deferred:
Federal	(319,000)	1,177,000	260,000
State	(73,000)	33,000	466,000

	(392,000)	1,210,000	726,000

	$2,501,000	$5,366,000	$8,821,000

        A reconciliation of the provision for income taxes at the applicable federal statutory income tax rate to the income tax expense as reported is as follows:

	Year Ended December 31,
	1999	2000	2001
Income tax expense at statutory rate	$2,157,000	$5,120,000	$8,073,000
State income taxes, net of federal taxes	57,000	44,000	310,000
Goodwill	255,000	255,000	255,000
Other	32,000	(53,000)	183,000

Income tax expense	$2,501,000	$5,366,000	$8,821,000

8.    Related Party Transactions

        The Company operates under an arrangement for airline services with Northwest under which the Company uses the "NW" two-letter designator code in displaying its schedules on all flights in the automated airline reservation systems used throughout the industry. Under this agreement, the Company uses the name "Northwest Airlink." Substantially all revenue is generated from the arrangement with Northwest. The Company also leases all of its regional jets from Northwest, as described in Note 3 and receives other services from Northwest, as described in Note 1.

        In 2001, the Company's capacity revenues were based on flights operated on behalf of Northwest at a fixed rate for each scheduled block hour and cycle. Prior to 2001, the Company's capacity revenues were based on available seat miles and passengers carried at a contractual rate. Certain amounts earned under the agreements are subject to specified performance objectives, however, none of these amounts had been deferred as of any balance sheet date presented.

        The Company has agreed to purchase its initial parts requirement for the CRJ aircraft from the manufacturer. In return, the manufacturer agreed to accept, as payment for the parts purchased, the credits received by Northwest under its purchase agreement with the manufacturer. As of December 31, 2000 and 2001, the Company had utilized credits totaling $4,597,000 and $15,652,000 which reduced the amounts due from Northwest.

9.    Contingencies

        Approximately 41% of the Company's workforce are members of unions representing pilots and flight attendants. The collective bargaining agreements for the pilots and flight attendants become amendable on April 30, 2005, and July 31, 2006, respectively. The Railway Labor Act, which governs labor relations for unions representing airline employees, contains detailed provisions that must be exhausted before work stoppage can occur once a collective bargaining agreement becomes amendable.

        The Company is a defendant in various lawsuits arising in the ordinary course of business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty, it is the opinion of the Company's management based on current information and legal advice that the ultimate disposition of these suits will not have a material adverse effect on the financial position, results of operations or cash flows.

10.    Quarterly Financial Data (Unaudited)

        Unaudited summarized financial data by quarter for 2000 and 2001 is as follows:

	Three Months Ended
2000
	March 31	June 30	September 30	December 31
Operating Revenue	$25,490,000	$27,198,000	$37,566,000	$41,669,000
Operating Income	435,000	546,000	5,709,000	7,871,000
Net Income	243,000	282,000	3,475,000	5,262,000
Basic and Diluted Net Income per Share	2.64	3.06	37.77	57.20
	Three Months Ended
2001
	March 31	June 30	September 30	December 31
Operating Revenue	$41,724,000	$49,560,000	$55,145,000	$55,621,000
Operating Income	4,823,000	4,866,000	3,790,000	3,494,000
Net Income	2,721,000	2,961,000	3,737,000	4,827,000
Basic and Diluted Net Income per Share	29.58	32.18	40.62	52.47

        The Company recorded other income resulting from the Air Transportation Safety and System Stabilization Act (the "Airline Stabilization Act") of $2,357,000 and $3,234,000 for the three months ended September 30 and December 31, 2001, respectively.

        Basic and diluted net income per share are computed using the number of shares outstanding.

11.    Significant Event

        On September 11, 2001, terrorists hijacked and intentionally crashed four commercial aircraft operated by two U.S. air carriers, causing substantial loss of life and property. While these aircraft were neither owned nor operated by the Company, these events had an immediate and severe impact on the U.S. airline industry's passenger traffic and yields. As a result of these events, the Company reduced its scheduled capacity by approximately 20% on an available seat mile basis and recorded a pre-tax charge of $118,000 for employee severance costs related to the reduction in capacity. In addition, the downturn in revenue required the Company to review its long-lived assets for possible impairment. Based on the current operations, the Company has determined that its long-lived assets have not been impaired. The Company also recorded other income of $5,591,000 related to financial assistance from the U.S. Government under the Airline Stabilization Act, including amounts received for assistance with insurance cost of $216,000. The total $5,591,000 is the Company's best estimate of the total compensation it expects to receive under the Airline Stabilization Act and is included in nonoperating income (expense) in the Company's statements of income. This amount is subject to change as the total passenger airline seat miles projected by the Department of Transportation may be adjusted, which could change the amount of compensation to us. Also, the calculation of the Company's direct and incremental losses is subject to audit by the Department of Transportation, which could reduce the compensation to be received by the Company if material items were excluded from our direct and incremental losses for the period September 11, 2001 to December 31, 2001.

12.    Subsequent Events

Proposed Acquisition by Pinnacle Airlines Corp. and Public Offering of Pinnacle Airlines Corp. Stock

        Pinnacle Airlines Corp. is in the process of preparing an initial public offering of its common stock (the "Offering"). Immediately prior to the Offering, Pinnacle Airlines Corp. will acquire all of the Company's outstanding stock from NWA Inc. in exchange for            shares of common stock of Pinnacle Airlines Corp., which will constitute all of its outstanding common stock, one share of Series A preferred stock of Pinnacle Airlines Corp. and a $150 million note. In connection with the exchange, NWA Inc. will agree with the underwriters to sell            shares of common stock in the Offering and provide the underwriters with an option to purchase the remaining            shares.

Stock Incentive Plan

        In connection with the initial public offering, Pinnacle Airlines Corp. adopted the following stock incentive plan. The stock incentive plan permits the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock and other stock-based awards to employees or directors of Pinnacle Airlines Corp. or their affiliates. A maximum of                        shares of common stock of Pinnacle Airlines Corp. may be subject to awards under the stock incentive plan. The maximum number of shares of common stock for which options and stock appreciation rights may be granted during a calendar year to any participant will be                        . The number of shares issued or reserved pursuant to the stock incentive plan (or pursuant to outstanding awards) is subject to adjustment on account of mergers, consolidations, reorganizations, stock splits, stock dividends and other dilutive changes in the common stock. Shares of common stock covered by awards that expire, terminate or lapse will again be available for grant under the stock incentive plan.

Airline Services Agreement

        In connection with the proposed acquisition of the Company by Pinnacle Airlines Corp., the Company, Pinnacle Airlines Corp. and Northwest will enter into an airline services agreement, effective March 1, 2002, pursuant to which the Company will continue to provide regional airline services to Northwest. The initial term of the airline services agreement is from March 1, 2002 through February 29, 2012. The terms of this airline services agreement are materially different from the terms of the historical arrangement between the Company and Northwest.

        Under the airline services agreement, Northwest agrees to increase the Company's fleet to 83 regional jets by April 30, 2004.

        Under the airline services agreement, the Company will receive the following types of payments from Northwest: payments representing full reimbursement of the Company's cost for specified expenses; payments based on pre-set rates; margin payments; and incentive payments.

        Reimbursement payments.    The Company will receive monthly reimbursement for all expenses relating to: aircraft fuel; basic aircraft rentals; aviation liability, war risk and hull insurance; third-party deicing services; CRJ third-party engine and airframe maintenance; and hub facility rentals. Since Northwest pays us for the actual expenses the Company incurs for these items, the Company has no financial risk associated with fluctuations in these costs. The Company expects that these reimbursement payments, together with the associated margin payments described below, will account for approximately half of its revenues.

        Payments based on pre-set rates.    The Company will receive semi-monthly payments for each block hour and cycle it operates and a monthly fixed cost payment based on the size of its fleet. These payments are designed to cover all of the Company's expenses incurred in respect of the airline services agreement that are not covered by the reimbursement payments. The substantial majority of these expenses relate to labor costs, passenger handling costs, landing fees, overhead and depreciation. The rates for each block hour and cycle, as well as the monthly fixed cost payment have been set in the airline services agreement and increase on an annual basis through 2006. These rates were determined by Northwest and us based on the Company's historical and expected operating costs. The rates we will receive for our services under the airline services agreement will be reset in 2007. The Company expects that the payments it will receive for block hours, cycles and fixed costs, together with the associated margin payments described below, will account for approximately half of its revenues.

        Margin payments.    The Company will receive a monthly margin payment based on the revenues described above calculated to achieve a target operating margin. The target operating margin for the ten months ended December 31, 2002 and each fiscal year from 2003 through 2006 is 14% and will be reset to a market-based percentage in 2007, but the reset target operating margin will be no lower than 10% and no higher than 14%.

        The portion of any margin payments attributable to the reimbursement payments will always be equal to the targeted operating margin for the relevant period. However, since the payments based on pre-set rates are not based on the actual expenses we incur, if the Company's expenses are not covered by these payments, its actual operating margin with respect to those payments could differ from its target operating margin.

        Through 2006, if the Company's actual costs that are intended to be covered by the revenues the Company receives based on pre-set rates deviate from the expected costs used in developing those pre-set rates, and as a result its annual operating margin is below the 12% floor or above the 16% ceiling, a year-end adjustment in the form of a payment by Northwest or by us will be made to adjust the Company's operating margin to the floor or ceiling. Specified amounts will be excluded when determining whether the Company's annual operating margin is below the floor or above the ceiling. The Company will record an amount each quarter to reflect its right to receive or our obligation to pay this operating margin adjustment payment, and any net payment will be made annually. Northwest will not guarantee the Company a minimum operating margin from 2007 through the remaining initial term of the agreement or any renewal terms, although the Company will still be subject to a margin ceiling above the revised target operating margin.

        Incentive payments and penalties.    The Company will receive semi-annual incentive payments based on certain performance criteria, such as completion, on-time performance, baggage handling and customer complaints. The Company may also incur semi-annual performance penalties under the agreement. The Company will account for any penalties as a reduction in revenues. The per-passenger incentive payments and the incentive penalties which are an offset to revenue will be less than 2% of the total compensation that the Company will be entitled to receive under the airline services agreement.

Tax Sharing Agreement

        In connection with this offering, Pinnacle Airlines Corp., the Company, Northwest Airlines Corporation and NWA Inc. will enter into a tax sharing agreement. Pursuant to the tax sharing agreement, Northwest Airlines Corporation will be responsible for all U.S. federal income taxes, state income taxes and foreign income taxes with respect to us for all periods ending on or prior to the date of the consummation of the offering and for audit adjustments to such taxes. The Company will be responsible for all other taxes.

        In connection with the share exchange preceeding the Offering, the Company and Northwest Airlines Corporation will make an election under Sections 338(g) and 338(h)(10) of the Code, with the effect that the tax basis of the Company's assets will be increased to the deemed purchase price of the assets, and an amount equal to such increase will be included in income in the consolidated federal income tax return filed by Northwest Airlines Corporation. It is expected that this additional basis will result in increased future income tax deductions and, accordingly, reduced income taxes payable by the Company. Pursuant to the tax sharing agreement, the Company will pay NWA Inc. any tax benefits realized by the Company, on a quarterly basis, generally calculated by comparing the Company's actual taxes to the taxes that would have been owed by the Company had the increase in basis not occurred. In the event any taxing authority successfully challenges any deductions reflected in a tax benefit payment to NWA Inc., NWA Inc. will reimburse the Company for the loss of the tax benefit and any related interest or penalties imposed upon the Company. The tax benefit payments to NWA Inc. should have no material effect on the Company's earnings or cash flow, which should not be materially less than they would have been in the absence of the tax agreement and additional tax basis.

        The tax sharing agreement provides that the tax benefit calculation for any period ending after the consummation of the offering will not be less than the tax benefit calculated without giving effect to any items of income, expense, loss, deduction, credit or related carryovers or carrybacks from businesses conducted by the Company or relating to the Company's assets and liabilities other than those businesses conducted by the Company and those assets and liabilities existing immediately prior to the consummation of the offering (taking into account any assets acquired from Northwest Airlines Corporation or its subsidiaries after the offering and any liabilities incurred or assumed with respect to such assets). The tax agreement further provides that the Company will not enter into any transaction a significant purpose of which is to reduce the amount payable to NWA Inc. under the tax sharing agreement.

Revolving Credit Facility

        In connection with this Offering, Northwest will provide the Company with a $50 million revolving credit facility. This facility will be guaranteed by Pinnacle Airlines Corp. Borrowings under this facility will bear interest at a rate equal to the higher of the prime rate published by JPMorgan Chase or the most recent overnight funds rate offered to JPMorgan Chase plus 0.5% per annum. After 90 days from the date of the credit agreement, the interest rate will increase by 1%. The term of the credit facility will be for one year, subject to renewal for up to one additional year if the Company fails to obtain a replacement facility with a third party. The Company will be required to use its best efforts to obtain a replacement credit facility within 90 days of the consummation of the Offering. If, however, a replacement credit facility is not arranged within that time period, the Company will continue to be required to use its best efforts to arrange a replacement facility at the earliest time possible. The revolving credit facility contains a number of restrictive covenants applicable to the Company, including limitations on the incurrence of debt and liens, the making of distributions and other transactions. Furthermore, Pinnacle Airlines Corp., the guarantor under the revolving credit facility, will be prohibited from establishing operations independent of the Company for so long as the facility is in place.

PINNANCLE AIRLINES, INC.

STATEMENTS OF INCOME

(in thousands, except share data)

	Three Months Ended March 31,
	2001	2002
	(Unaudited)
Operating revenues:
Passenger	$40,729	$65,312
Other	995	1,031

Total operating revenues	41,724	66,343
Operating expenses:
Salaries, wages and benefits	12,393	16,579
Aircraft fuel and taxes	4,295	7,291
Aircraft maintenance, materials and repairs	4,060	3,897
Depreciation and amortization	949	1,886
Other rentals and landing fees	1,670	2,705
Aircraft rentals	7,535	16,782
Other	5,999	10,647

Total operating expenses	36,901	59,787

Operating income	4,823	6,556
Nonoperating income (expense)
Interest income	68	584
Interest expense	(65)	(103)
Miscellaneous income, net	3	—

Total nonoperating income (expense)	6	481

Income before income taxes	4,829	7,037
Income tax expense	2,108	2,530

Net income	$2,721	$4,507

Basic and diluted net income per share	$29.58	$48.99

Shares used in computing basic and diluted net income per share	92,000	92,000

See accompanying notes.

PINNACLE AIRLINES, INC.

BALANCE SHEETS

(in thousands, except share data)

	December 31, 2001	March 31, 2002
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,891	$1,488
Receivables, principally traffic from the parent	31,346	36,321
Expendable aircraft components, net of allowance for obsolescence of $1,980 at December 31, 2001 and $2,246 at March 31, 2002	3,273	2,836
Prepaid expenses and other assets	3,931	6,683

Total current assets	40,441	47,328
Property and equipment:
Aircraft and rotable spares	30,867	26,216
Other property and equipment	12,439	12,590
Office furniture and fixtures	1,296	1,296

	44,602	40,102
Less accumulated depreciation	(11,817)	(13,110)

Net property and equipment:	32,785	26,992

Deferred income taxes	602	573
Cost in excess of net assets acquired, net of accumulated amortization of $4,027	18,422	18,422

Total assets	$92,250	$93,315

Liabilities and stockholder's equity
Current Liabilities:
Accounts payable	$8,726	$6,767
Accrued expenses	10,558	11,095
Line of credit	4,245	4,245
Income taxes payable to parent	10,261	12,973
Deferred income taxes	1,548	1,234
Current portion of deferred credits	146	154

Total current liabilities	35,484	36,468
Deferred credits	1,115	1,074
Commitments and contingencies
Stockholder's equity:
Common stock, $0.01 par value:
Authorized shares — 200,000
Issued and outstanding shares — 92,000	1	1
Additional paid-in capital	35,191	35,191
Retained earnings	20,459	20,581

Total stockholder's equity	55,651	55,773

Total liabilities and stockholder's equity	$92,250	$93,315

See accompanying notes.

PINNACLE AIRLINES, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2001	2002
	(Unaudited)
Operating activities
Net income	$2,721	$4,507
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	768	1,886
Amortization	182	—
Loss on disposal of equipment and rotable spares	13	9
Deferred income taxes	358	(285)
Provision for expendable aircraft component obsolescence	72	266
Reduction of deferred credits	(25)	(33)
Changes in operating assets and liabilities:
Receivables	7,257	(7,597)
Expendable aircraft components	(477)	170
Prepaid expenses and other assets	(594)	(2,752)
Accounts payable and accrued expenses	233	(1,422)
Income taxes payable to parent	2,033	2,712

Cash provided by (used in) operating activities	12,541	(2,539)
Investing activities
Purchases of property and equipment	(3,442)	(487)

Cash used in investing activities	(3,442)	(487)
Financing activities
Payments on long-term debt	(60)	—
Due to parent	1,567	2,623

Cash provided by financing activities	1,507	2,623

Net increase (decrease) in cash and cash equivalents	10,606	(403)
Cash and cash equivalents at beginning of period	8,232	1,891

Cash and cash equivalents at end of period	$18,838	$1,488

Supplemental cash flow information
Interest paid	$65	$131
Income tax payments	$12	$533
Other non-cash transactions
Dividend of spare parts and engines	$—	$4,385

See accompanying notes.

PINNACLE AIRLINES, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2002
(Unaudited)

1. Description of Business

General

        Pinnacle Airlines, Inc. (the "Company") is a regional airline that provides airline capacity to Northwest Airlines, Inc. ("Northwest"), a wholly owned indirect subsidiary of Northwest Airlines Corporation.

        The Company has prepared the financial statements included herein without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the accompanying unaudited financial statements contain all adjustments necessary to present fairly its financial position as of March 31, 2002, and the results of its operations and its cash flows for the periods ended March 31, 2002 and 2001. Such adjustments are of a normal, recurring nature. The accompanying financial statements should be read in conjunction with the financial statements as of December 31, 2001 and the notes thereto contained in this Form S-1.

2. Basis of Presentation

  Airline Services Agreement with Northwest

        Effective March 1, 2002, the Company began operating under an airline services agreement with Northwest, pursuant to which the Company continues to provide regional airline services to Northwest. The initial term of the airline services agreement is from March 1, 2002 through February 29, 2012. The terms of this airline services agreement are materially different from the terms of the historical arrangement between the Company and Northwest.

3. Recently Issued Accounting Standards

        Effective January 7, 2002, the Company adopted the provisions of Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141), and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). Under SFAS No. 142, goodwill amortization ceases when the new standard is adopted. The new rules also require an initial goodwill impairment assessment in the year of adoption and annual impairment tests thereafter.

        Application of the no amortization provisions of SFAS No. 142 resulted in a decrease in operating expenses of $182,000 which increased basic and diluted net income by $1.98 per share for the three months ended March 31, 2002. During the first half of 2002, the Company will perform the first of the required impairment tests of goodwill, and management has not yet determined what the effect of these tests will be on the earnings and financial position of the Company. An impairment charge resulting from this initial valuation would be recorded as a change in accounting principle. Subsequent impairment charges, if any, would be recorded as an operating expense.

[Back Cover Page]

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The expenses to be paid in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as set forth in the following chart. Except for the SEC registration fee, the NASD filing fee and the Nasdaq listing fee, all amounts are estimates. These expenses will be paid by NWA Inc., the selling stockholder.

SEC registration fee	$36,800
NASD filing fee	30,500
Nasdaq listing fee	105,000
Printing and engraving expenses	250,000
Accounting fees and expenses	600,000
Legal fees and expenses	1,250,000
Transfer agent and registrar fees	10,000
Miscellaneous	117,700

Total	$2,400,000

Item 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law provides that, among other things, a corporation may indemnify directors and officers as well as other employees and agents of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation, a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

        Article Seventh of the registrant's certificate of incorporation requires indemnification to the fullest extent permitted by Delaware law. The registrant has also obtained officers' and directors' liability insurance which insures against liabilities that officers and directors of the registrant, in such capacities, may incur. The registrant's amended and restated certificate of incorporation requires the advancement of expenses incurred by officers or directors in relation to any action, suit or proceeding.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability (i) for any transaction from which the director derives an improper personal benefit, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (certain illegal distributions) or (iv) for any breach of a director's duty of loyalty to the company or its stockholders. Article Eleven of the registrant's certificate of incorporation includes such a provision.

Item 15.    Recent Sales of Unregistered Securities

        During the three years preceding the filing of this registration statement, the registrant has not sold any shares of its capital stock.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits. The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
1.1*	—	Form of Underwriting Agreement
2.1	—	Form of Exchange Agreement by and between the registrant and NWA Inc.
3.1	—	Form of Amended and Restated Certificate of Incorporation of the registrant
3.2	—	Form of Certificate of Designations for Series A Preferred Stock of the registrant
3.3	—	Form of Bylaws of the registrant
4.1	—	Specimen Stock Certificate
4.2*	—	Form of Rights Agreement
5.1*	—	Opinion of Simpson Thacher & Bartlett
8.1*	—	Opinion of Simpson Thacher & Bartlett as to tax matters
10.1†**	—	Form of Airline Services Agreement among the registrant, Pinnacle Airlines, Inc. and Northwest Airlines, Inc., dated as of March 1, 2002
10.2*	—	Form of Aircraft Lease Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.3*	—	Form of Spare Engine Sublease Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.4	—	Form of Tax Sharing Agreement
10.5	—	Form of Promissory Note issued by the registrant to NWA Inc.
10.6	—	Form of Sublease Agreement for Airport Facilities used by Pinnacle Airlines, Inc. between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.7	—	Form of Facilities Use Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.8	—	Form of Registration Rights Agreement between the registrant and NWA Inc.
10.9	—	Form of Pinnacle Airlines Corp. 2002 Stock Incentive Plan
10.10	—	Form of Non-Qualified Stock Option Agreement for options granted under the Pinnacle Airlines Corp. 2002 Stock Incentive Plan
10.11	—	Pinnacle Airlines, Inc. Annual Management Bonus Plan
10.12*	—	Form of Information Technology Services Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.13	—	Form of Family Assistance Services Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.14	—	Form of Manufacturer Benefits Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.15	—	Form of Revolving Credit Facility among Northwest Airlines, Inc., Pinnacle Airlines, Inc. and the registrant
10.16	—	Form of Management Compensation Agreement between Pinnacle Airlines, Inc. and Philip H. Trenary
10.17	—	Form of Management Compensation Agreement between Pinnacle Airlines, Inc. and Curtis E. Sawyer

21.1**	—	List of Subsidiaries
23.1	—	Consent of Ernst & Young LLP, Independent Auditors
23.2	—	Consent of Simpson Thacher & Bartlett (included in Exhibits 5.1 and 8.1)
24.1**	—	Powers of Attorney
99.1**	—	Consent of Stephen E. Gorman
99.2**	—	Consent of Nicholas R. Tomassetti
99.3**	—	Consent of Donald J. Breeding
99.4**	—	Consent of Thomas S. Schreier, Jr.

*
To be filed by amendment.
**
Previously filed.
†
Confidential treatment requested.

(b)
Financial Statements Schedules. The following financial statement schedule is filed as part of this Registration Statement:

Report of Independent Auditors on Financial Statement Schedule	S-1
Schedule II—Valuation and Qualifying Accounts	S-2

        All other schedules are omitted, because the required information is inapplicable, or the information is presented in the Financial Statements or related notes.

Item 17. Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on April 26, 2002.

PINNACLE AIRLINES CORP.
By:	* Name: Philip H. Trenary Title: President, Chief Executive Officer and Director

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed on the 26th day of April, 2002 by the following persons in the capacities indicated below and on the dates indicated.

Signature	Title

* Philip H. Trenary	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ CURTIS E. SAWYER Curtis E. Sawyer	Vice President and Chief Financial Officer (Principal Accounting Officer)
* Mickey P. Foret	Director
* Dirk C. McMahon	Director
*By:	/s/ CURTIS E. SAWYER Attorney-In-Fact

REPORT OF INDEPENDENT AUDITORS

        We have audited the financial statements of Pinnacle Airlines Inc. (formerly Express Airlines I, Inc.) (the "Company"), as of December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, and have issued our report thereon dated January 11, 2002, except for Note 12, as to which the date is April 3, 2002, included elsewhere in Amendment No. 2 to this Registration Statement. Our audits also included the Valuation and Qualifying Accounts financial statement schedule for these related periods. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

        In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                      /s/ ERNST & YOUNG LLP

Memphis, Tennessee
January 11, 2002, except for Note 12,
as to which the date is April 3, 2002

S-1

PINNACLE AIRLINES, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

Allowance For Obsolescence
Balance, December 31, 1998	$1,753,000
Additions charged to expense	609,000
Deductions from reserve	(1,118,000)

Balance, December 31, 1999	1,244,000
Additions charged to expense	387,000
Deductions from reserve	(104,000)

Balance, December 31, 2000	1,527,000
Additions charged to expense	453,000
Deductions from reserve	—

Balance, December 31, 2001	$1,980,000

S-2

INDEX OF EXHIBITS

EXHIBIT NUMBER		DESCRIPTION
1.1*	—	Form of Underwriting Agreement
2.1	—	Form of Exchange Agreement by and between the registrant and NWA Inc.
3.1	—	Form of Amended and Restated Certificate of Incorporation of the registrant
3.2	—	Form of Certificate of Designations for Series A Preferred Stock of the registrant
3.3	—	Form of Bylaws of the registrant
4.1	—	Specimen Stock Certificate
4.2*	—	Form of Rights Agreement
5.1*	—	Opinion of Simpson Thacher & Bartlett
8.1*	—	Opinion of Simpson Thacher & Bartlett as to tax matters
10.1†**	—	Form of Airline Services Agreement among the registrant, Pinnacle Airlines, Inc. and Northwest Airlines, Inc., dated as of March 1, 2002
10.2*	—	Form of Aircraft Lease Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.3*	—	Form of Spare Engine Sublease Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.4	—	Form of Tax Sharing Agreement
10.5	—	Form of Promissory Note issued by the registrant to NWA Inc.
10.6	—	Form of Sublease Agreement for Airport Facilities used by Pinnacle Airlines, Inc. between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.7	—	Form of Facilities Use Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.8	—	Form of Registration Rights Agreement between the registrant and NWA Inc.
10.9	—	Form of Pinnacle Airlines Corp. 2002 Stock Incentive Plan
10.10	—	Form of Non-Qualified Stock Option Agreement for options granted under the Pinnacle Airlines Corp. 2002 Stock Incentive Plan
10.11	—	Pinnacle Airlines, Inc. Annual Management Bonus Plan
10.12*	—	Form of Information Technology Services Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.13	—	Form of Family Assistance Services Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.14	—	Form of Manufacturer Benefits Agreement between Pinnacle Airlines, Inc. and Northwest Airlines, Inc.
10.15	—	Form of Revolving Credit Facility among Northwest Airlines, Inc., Pinnacle Airlines, Inc. and the registrant
10.16	—	Form of Management Compensation Agreement between Pinnacle Airlines, Inc. and Philip H. Trenary
10.17	—	Form of Management Compensation Agreement between Pinnacle Airlines, Inc. and Curtis E. Sawyer
21.1*	—	List of Subsidiaries
23.1	—	Consent of Ernst & Young LLP, Independent Auditors
23.2	—	Consent of Simpson Thacher & Bartlett (included in Exhibits 5.1 and 8.1)
24.1**	—	Powers of Attorney
99.1**	—	Consent of Stephen E. Gorman
99.2**	—	Consent of Nicholas R. Tomassetti
99.3**	—	Consent of Donald J. Breeding
99.4**	—	Consent of Thomas S. Schreier, Jr.

*
To be filed by amendment.
**
Previously filed.
†
Confidential treatment requested.

QuickLinks

TABLE OF CONTENTS
SUMMARY
OUR COMPANY
THE OFFERING
SUMMARY FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
SELECTED CONDENSED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
Pinnacle Airlines, Inc. Route Network
Pinnacle Airlines, Inc. Detroit Routes
Pinnacle Airlines, Inc. Minneapolis/St. Paul Routes
Pinnacle Airlines, Inc. Memphis Routes
MANAGEMENT
RELATED PARTY TRANSACTIONS
OUR AGREEMENTS WITH NORTHWEST
PRINCIPAL AND SELLING STOCKHOLDER
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PINNACLE AIRLINES, INC. INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
PINNACLE AIRLINES, INC. STATEMENTS OF INCOME (in thousands, except share data)
PINNACLE AIRLINES, INC. BALANCE SHEETS (in thousands, except share data)
PINNACLE AIRLINES, INC. STATEMENTS OF STOCKHOLDER'S EQUITY (in thousands)
PINNACLE AIRLINES, INC. STATEMENTS OF CASH FLOWS (in thousands)
PINNACLE AIRLINES, INC. NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2001
PINNANCLE AIRLINES, INC. STATEMENTS OF INCOME (in thousands, except share data)
PINNACLE AIRLINES, INC. BALANCE SHEETS (in thousands, except share data)
PINNACLE AIRLINES, INC. STATEMENTS OF CASH FLOWS (in thousands)
PINNACLE AIRLINES, INC. NOTES TO FINANCIAL STATEMENTS MARCH 31, 2002 (Unaudited)
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
REPORT OF INDEPENDENT AUDITORS
PINNACLE AIRLINES, INC. SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
INDEX OF EXHIBITS